02059018

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For September 25, 2002

Companhia Siderúrgica Nacional
Rua Lauro Müller, 116 - 36° andar
Rio de Janeiro, RJ - Brazil

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes______   No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended.

This Report contains copies of the Company's (i) September 2002 presentation describing its proposed acquisition of Metalic and (ii) IAN – Informações Anuais (in Portuguese) filed with the Bolsa de Valores de São Paulo (BOLSA) (Portuguese version of Form 20-F for 2001 omitted).

September 2002 presentation describing its proposed acquisition of Metalic


Acquisition Proposal - Metalic
CSN
Um Mundo de Aço

Disclaimer

Certain of the statements contained herein are forward-looking statements. Such statements are based on management's current views and assumptions and involve known and unknown risks and uncertainties. Actual results, performance or events may differ materially from those expressed or implied by such forward-looking statements, as a result of several factors, such as the completion of the proposed acquisition, general and economic conditions in Brazil, future investments, negociations with potential clients and supplies, potential of the beverage market in Brazil, changes in laws and regulations and general competitive factors.

2

CSN


Tin Plate Market in Brazil
• Little to no growth over the past 6 years;
• Aggressive strategies from substitute materials – aluminum for beverage cans, PET for soybean oil, plastics for paint, Tetra-Pak for vegetables, dairy and tomato products, as well as paper/cardboard, fibercan and glass:
• The beverage market offers the biggest medium-term opportunity for growth and recovery of significant volume.
Tin Plate Sold in Brazil (In thousands of tonnes)
425
560
475
526
546
679
683
660
677
677
2002 = 1st half volume x 2
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
CSN


The packaging industry and the production of tin plate
CSN


Main Global Tin Plate Producers
1000t/year
1600
1400
1200
1000
800
600
400
200
0
Corus
Nippon Steel
Usinor
Thyssen
CSN
Weirton
USX
Toyo Kohan
Bethlehem
Aceralia
5 CSN is the biggest world producer in only one plant
CSN


Steel Packaging
3-piece Cans - composed of lid, body and bottom - account for 98% of the domestic steel packaging
2 and 3-piece Cans
2-piece Cans - involve a process known as D&I or DWI; the body and the bottom are only one piece and only the lid (usually made of aluminum) is a separate piece. Most well known use is as a beverage can.
6
CSN

6


2 Piece Cans for Beverages - Globally and in Brazil
CSN

World Market for Beverage Cans

(Production in billions of cans)

Region/Country	Al	Steel	Total	Steel
World	170	50	220	23%
North America	110	0	110	0%
Europe	17,5	16	33,5	48%
Germany	0,7	6,3	7	90%
France	0,6	1,9	2,5	76%
England	5,5	3,5	9	39%
Asia	26	30	56	54%
Africa/Middle East	4	3	7	43%
Oceania	5	0	5	0%
Brazil	10,6	0,6	11,2	5%
World (excl. North Am.)	60	50	110	45%

CSN


Distribution of World Production
Asia/Far East
26%
USA + Canada
42%
Africa/Middle East
4%
Europe
18%
Latin America
10%
9
CSN


Market for 2-piece Cans
- Globally:
  - World capacity: 263 billion of cans per year
  - 216 plants with 480 production lines: 80% in aluminum and 20% in steel
  - USA has 42% of the global production (using only aluminum)
  - Brazil has 6% of the world's production
  - Europe, Asia and Africa have a good balance between their steel and aluminum lines
- Brazil:
- 5 producers, 10 plants (6 belonging to Latasa)
- Annual capacity: 14.2 billion of cans
- Aluminum: 13.2 billion cans (93%), 9 plants
- Metalic is the only producer of steel can for beverages
- Total gross revenues: US$ 1 billion/year
- This industry is the main aluminum consumer in Brazil
10
CSN


Market Potential – Brazil

	Can Production	Filling Capacity at 52%	Filling Capacity at 70%	GAP (50%)	GAP (70%)
1998	11.9	9.0	9.0	-	-
1999	11.9	9.8	9.8	-	-
2000	11.9	10.0	10.0	-	-
2001	12.2	11.2	11.2	1.0	1.0
2002*	14.2	11.5	14.8	2.7	(0.6)
2003	15.1	12.8	17.6	2.3	(2.5)
2004	15.1	14.1	18.5	1.0	(3.4)
2005	15.1	15.7	19.8	(0.6)	(4.7)

52% - 22 hours/day, 20 days/month, 85% efficiency
70% - 22 hours/day, 29 days/month, 85% efficiency
* including Latasa Viamão – Latasa CO and NO in 2003.

11


CSN

Some Additional Information

- Steel Can: Steel accounts for 39% of total cost / Aluminum Can: aluminum accounts for 45% of total cost
- Steel cans account for 90% of the German market and for 100% of the South African market, which, like the Brazilian market, needs self-sustainable recycling programs
- Other countries that use steel cans: France (76%), Holland, Spain, Turkey, England (39%), Egypt, Israel, Saudi Arabia, China, Korea, among others
- 91 steel can lines in the world
- The difference in weight between aluminum and steel cans is imperceptible to the final consumer
- Steel cans are more resilient during the filling and transportation process (there's no difference in transportation costs)

12


CSN


Metalic and CSN's Strategy
CSN


Metalic - Description and Historical Data
• First and only 2-piece steel can (body + lid) producer in Latin America. Tin plate made of DWI steel is its main raw material. In Brazil, CSN is the sole producer of DWI.
• Since its expansion project concluded in 2001, the Company has an annual installed capacity of approximatelly 1 billion cans and 1.8 billion lids. The surplus of lids are sold to other aluminium can producers with lack of capacity, or exported.
• The company has a technological partner - Schmalbach Lubeca, one of the largest 2-piece steel cans producers in Europe.
14
CSN



CSN's Strategy x Metallic Acquisition

- CSN's entrance into this market contributes to its development:
  - An 11 billion-can market with growth potential of up to 15 billion in a few years, of which CSN intends to secure a 30-50% market-share
  - DWI steel is a high value added steel product, demanding very strict quality controls and currently produced by only 5 mills in the world
  - CSN's sound position will give the market the confidence needed to replace aluminum with steel
  - As one of the most competitive steel producers in the world, CSN is self-sufficient in electric energy, and seeks to take advantage of this potential market of 180 thousand tonnes/year
  - our role as the exclusive tin plate producer/supplier in Brazil provides a platform for developing potential market opportunities.

15

CSN

Acquisition Proposal

- Price: R$108.5 million, adjusted as of 04/01/2002 by IGP-M (FGV) + 12% p.a.*, to be paid monthly over a one year period.
- Debt: on 06/30/2002, approximately R$130 million, with an average maturity of 3.5 years. 80% is dollar denominated
- Subject to approval by the Extraordinary Shareholders Meeting, to be held on 09/26/2002
- Decision based on PriceWaterhouseCoopers Independent Auditors evaluation
- Auditing and Fiscal, Tax and Legal Due Diligence done by PriceWaterhouseCoopers Independent Auditors
- Documentation available at the Bovespa since 07/15/2002

* On 06/30/02, it was approximately R$115 million

16

CSN


Accenture Presentation
This presentation will be made available through the Investor Relations department, only to market analysts, institutional investors and CSN shareholders.
To receive it, please contact Ms. Danielle Figueiredo at +55 21 2586-1442 - invrel@csn.com.br or danielle@csn.com.br
17
CSN


Acquisition Proposal - Metalic
CSN
Um Mundo de Aço

IAN – Informações Anuais (in Portuguese) filed with the Bolsa de Valores de São Paulo (BOLSA) (Portuguese version of Form 20-F for 2001 omitted)

Reapresentação Espontânea

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

4 - DENOMINAÇÃO COMERCIAL
CSN

5 - DENOMINAÇÃO SOCIAL ANTERIOR
COMPANHIA SIDERÚRGICA NACIONAL

6 - NIRE
15910

01.02 - SEDE

1 - ENDEREÇO COMPLETO	2 - BAIRRO OU DISTRITO
RUA LAURO MULLER, Nº 116 - 36º ANDAR	BOTAFOGO

3 - CEP	4 - MUNICÍPIO	5 - UF
22299-900	RIO DE JANEIRO	RJ

6 - DDD	7 - TELEFONE	8 - TELEFONE	9 - TELEFONE	10 - TELEX
021	2586-1500	-	-	212305

11 - DDD	12 - FAX	13 - FAX	14 - FAX	
021	2586-1318	-	-	

15 - E-MAIL
invrel@csn.com.br

01.03 - DEPARTAMENTO DE ACIONISTAS

1 - NOME
ITAÚ CORRETORA DE VALORES S/A

2 - CARGO
SUPERINTENDÊNCIA DE SERVIÇOS A ACIONISTA

3 - ENDEREÇO COMPLETO	4 - BAIRRO OU DISTRITO
RUA BOAVISTA, 185 - 2º ANDAR - CORPO I	CENTRO

5 - CEP	6 - MUNICÍPIO	7 - UF
01014-001	SÃO PAULO	SP

8 - DDD	9 - TELEFONE	10 - TELEFONE	11 - TELEFONE	12 - TELEX
011	3237-5528	3237-5490	3237-5753	

13 - DDD	14 - FAX	15 - FAX	16 - FAX	
011	3237-5695	-	-	

17 - E-MAIL

OUTROS LOCAIS DE ATENDIMENTO A ACIONISTAS

18 - ITEM	19 - MUNICÍPIO	20 - UF	21 - DDD	22 - TELEFONE	23 - TELEFONE
01	RIO DE JANEIRO	RJ	021	2202-2592	2202-2593
02	SÃO PAULO	SP	011	3188-5914	-
03	PORTO ALEGRE	RS	051	2210-9150	-
04	BELO HORIZONTE	MG	031	2249-3524	-

Reapresentação Espontânea

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

01.04 - DIRETOR DE RELAÇÕES COM INVESTIDORES (Endereço para Correspondência com a Companhia)

1 - NOME					
ANTONIO MARY ULRICH					
2 - ENDEREÇO COMPLETO				3 - BAIRRO OU DISTRITO	
RUA LAURO MULLER, Nº 116 - 36º ANDAR				BOTAFOGO	
4 - CEP	5 - MUNICÍPIO				6 - UF
22299-900	RIO DE JANEIRO				RJ
7 - DDD	8 - TELEFONE	9 - TELEFONE	10 - TELEFONE	11 - TELEX	
021	2586-1500	-	-	212305	
12 - DDD	13 - FAX	14 - FAX	15 - FAX		
021	2586-1318	-	-		
16 - E-MAIL					
invrel@csn.com.br					

01.05 - REFERÊNCIA / AUDITOR

1 - DATA DE INÍCIO DO ÚLTIMO EXERCÍCIO SOCIAL	2 - DATA DE TÉRMINO DO ÚLTIMO EXERCÍCIO SOCIAL
01/01/2001	31/12/2001
3 - DATA DE INÍCIO DO EXERCÍCIO SOCIAL EM CURSO	4 - DATA DE TÉRMINO DO EXERCÍCIO SOCIAL EM CURSO
01/01/2002	31/12/2002
5 - NOME/RAZÃO SOCIAL DO AUDITOR	6 - CÓDIGO CVM
ARTHUR ANDERSEN S/C	00283-6
7 - NOME DO RESPONSÁVEL TÉCNICO	8 - CPF DO RESP. TÉCNICO
AMAURI FROMENT FERNANDES	174.625.417-34

01.06 - CARACTERÍSTICAS DA EMPRESA

1 - BOLSA DE VALORES ONDE POSSUI REGISTRO

[ ] BVBAAL	[ ] BVMESB	[ ] BVPR	[ ] BVRJ	[ ] BVST
[ ] BVES	[ ] BVPP	[ ] BVRG	[X] BOVESPA	

2 - MERCADO DE NEGOCIAÇÃO
Bolsa
3 - TIPO DE SITUAÇÃO
Operacional
4 - CÓDIGO DE ATIVIDADE
1140200 - Siderurgia
5 - ATIVIDADE PRINCIPAL
FABRICAÇÃO, TRANSP. E COMERC. DE PRODUTOS SIDERÚRGICOS

Reapresentação Espontânea

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

01.07 - CONTROLE ACIONÁRIO / VALORES MOBILIÁRIOS

1 - NATUREZA DO CONTROLE ACIONÁRIO

Privada Nacional

2 - VALORES MOBILIÁRIOS EMITIDOS PELA CIA.

X	Ações		Ações Resgatáveis	X	Debêntures Simples
	Debêntures Conversíveis em Ações		Partes Beneficiárias		Bônus de Subscrição

01.08 - PUBLICAÇÕES DE DOCUMENTOS

1 - AVISO AOS ACIONISTAS SOBRE DISPONIBILIDADE DAS DFs.	2 - ATA DA AGO QUE APROVOU AS DFs.
	02/05/2002
3 - CONVOCAÇÃO DA AGO PARA APROVAÇÃO DAS DFs.	4 - PUBLICAÇÃO DAS DEMONSTRAÇÕES FINANCEIRAS
12/04/2002	26/03/2002

01.09 - JORNAIS ONDE A CIA. DIVULGA INFORMAÇÕES

1 - ITEM	2 - TÍTULO DO JORNAL	3 - UF
01	JORNAL DO COMMERCIO	RJ
02	GAZETA MERCANTIL	SP
03	DIÁRIO OFICIAL DO ESTADO DO RJ	RJ

01.10 - DIRETOR DE RELAÇÕES COM INVESTIDORES

1 - DATA	2 - ASSINATURA
09/09/2002	

Reapresentação Espontânea

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

02.01 - COMPOSIÇÃO ATUAL DO CONSELHO DE ADMINISTRAÇÃO E DIRETORIA

1 - ITEM	2 - NOME DO ADMINISTRADOR	3 - CPF	4 - DATA DA ELEIÇÃO	5 - PRAZO DO MANDATO	6 - CÓDIGO TIPO DO ADMINISTRADOR *	7 - FUNÇÃO
01	BENJAMIN STEINBRUCH	618.266.778-87	30/04/2002	A.G.O.2003	2	PRESIDENTE
02	JACKS RABINOVICH	011.495.638-34	30/04/2002	A.G.O.2003	2	VICE-PRESIDENTE E CONSELHEIRO EFETIVO
03	VAGNER LAERTE ARDEO	066.110.628-40	30/04/2002	A.G.O.2003	2	CONSELHEIRO EFETIVO
04	ANTÔNIO FRANCISCO DOS SANTOS	112.375.706-20	30/04/2002	A.G.O.2003	2	CONSELHEIRO EFETIVO
05	BENJAMIN STEINBRUCH	618.266.778-87	30/04/2002	25/04/2003	3	DIRETOR-PRESIDENTE
06	MAURO MOLCHANSKY	721.527.028-91	30/04/2002	A.G.O.2003	2	CONSELHEIRO EFETIVO
07	PAULO GUILHERME AGUIAR CUNHA	008.255.498-68	30/04/2002	A.G.O.2003	2	CONSELHEIRO EFETIVO
08	FÚLVIO VIEIRA FONSECA	004.285.236-68	30/04/2002	A.G.O.2003	2	CONSELHEIRO EFETIVO
09	EDMAR LISBOA BACHA	095.698.717-68	30/04/2002	A.G.O.2003	2	CONSELHEIRO EFETIVO
10	DIONÍSIO DIAS CARNEIRO NETTO	060.011.061-34	30/04/2002	AGO 2003	2	CONSELHEIRO EFETIVO
11	JOSÉ PAULO DE OLIVEIRA ALVES	028.347.587-00	12/04/2002	12/04/2004	1	DIRETOR-EXECUTIVO INFRA-ESTRUTURA E ENER
12	ALBANO CHAGAS VIEIRA	024.802.606-23	12/04/2002	12/04/2004	1	DIRETOR-EXECUTIVO - OPERAÇÕES
13	ANTONIO MARY ULRICH	171.748.720-34	12/04/2002	12/04/2004	1	DIRETOR EXEC. - CENTRO-CORP.E REL.INVEST
14	VASCO AUGUSTO PINTO FONSECA DIAS JÚNIOR	504.484.807-78	12/04/2002	12/04/2004	1	DIRETOR-EXECUTIVO - COMERCIAL

* CÓDIGO:
1 - PERTENCE APENAS À DIRETORIA;
2 - PERTENCE APENAS AO CONSELHO DE ADMINISTRAÇÃO;
3 - PERTENCE À DIRETORIA E AO CONSELHO DE ADMINISTRAÇÃO.

02.02 - EXPERIÊNCIA PROFISSIONAL E FORMAÇÃO ACADÊMICA DE CADA CONSELHEIRO E DIRETOR

Conselho de Administração

Benjamin Steinbruch. O Sr. Steinbruch é membro do Conselho de Administração desde 23 de Abril de 1993, ocupando, desde 28 de Abril de 1995 o cargo de Presidente do Conselho de Administração. Ocupa o cargo de Diretor-Presidente da CSN desde 30 de abril de 2002. É também Diretor Superintendente da Vicunha Siderurgia S.A. Formado em Administração pela *Escola de Administração de Empresas da Fundação Getúlio Vargas – SP*, com pós-graduação em Marketing e Finanças pela *Fundação Getúlio Vargas - SP*.

Jacks Rabinovich. O Sr. Rabinovich é integrante do Conselho de Administração da Companhia desde 23 de Abril de 1993, ocupando atualmente o cargo de Vice-Presidente. É também Diretor-Presidente da Vicunha Siderurgia S.A. Formado em Engenharia Civil pela *Universidade Mackenzie*, com especialização em Engenharia Têxtil no *Lowell Institute, Massachussets - EUA*.

Vagner Laerte Ardeo. O Sr. Ardeo é integrante do Conselho de Administração da Companhia desde 25 de Novembro de 1997. É também Superintendente Executivo da ANATEL desde junho de 2002. Formado em Engenharia Aeronáutica pelo *Instituto Tecnológico de Aeronáutica – ITA*, com mestrado em Economia Matemática pelo *Instituto de Matemática Pura e Aplicada (IMPA/CNPQ)*.

Antonio Francisco dos Santos. O Sr. Santos é integrante do Conselho de Administração da Companhia desde 25 de Novembro de 1997. Desde 1972, o Sr. Santos tem servido a Companhia em vários cargos de responsabilidade, atualmente, é o Vice-Presidente do Conselho do Clube de Investimento CSN. Formado em Administração de Empresas, com pós-graduação em Organização e Finanças, ambos pela *Coordenadoria de Pós-Graduação e Pesquisa – CECOPE*, e MBA em Estratégia Industrial e Gestão de Negócios pela *Universidade Federal Fluminense - UFF*.

Dionísio Dias Carneiro Netto. Sr. Carneiro Netto é integrante do Conselho de Administração da Companhia desde 30 de abril de 2002. Desde agosto de 1985 é Professor Associado do Departamento de Economia da PUC – Rio. É também Diretor da Galanto Pesquisas Econômicas desde 1993. Formado em Economia, com Mestrado pela *Escola de Pós-Graduação em Economia da Fundação Getúlio Vargas e Vanderbilt University* (M.A. – 1971).

Mauro Molchansky. O Sr. Molchansky é integrante do Conselho de Administração da Companhia desde 24 de abril de 2001. Foi Diretor Executivo da Globo Comunicações e Participações S.A. (Globopar) de agosto de 1994 até março de 2002. Anteriormente ocupou o cargo de Diretor Financeiro e de Relações com o Mercado na Aracruz Celulose S.A. Formado em Economia pela *UNICAMP – Universidade de Campinas - SP*.

Edmar Lisboa Bacha. O Sr. Bacha é integrante do Conselho de Administração da Companhia desde 24 de abril de 2001. É consultor sênior do Banco BBA Creditanstalt no Rio de Janeiro e São Paulo, desde fevereiro de 1996. Presidente da ANBID – Associação Nacional de Bancos de Investimento desde setembro de 2000. Formado em Economia pela *Universidade Federal de Minas Gerais* e com Ph.D. em Economia pela *Universidade de Yale*.

Fúlvio Vieira Fonseca. O Sr. Fonseca é integrante do Conselho de Administração da Companhia desde 24 de abril de 2001. Aposentado pela Companhia Vale do Rio Doce ("CVRD") em 1991,

02.02 - EXPERIÊNCIA PROFISSIONAL E FORMAÇÃO ACADÊMICA DE CADA CONSELHEIRO E DIRETOR

atualmente trabalha como Consultor. Foi Assessor da Presidência da CVRD, de 1998 até 1991. Formado em Engenharia Mecânica e Elétrica pela *Universidade Federal de Belo Horizonte*.

02.02 - EXPERIÊNCIA PROFISSIONAL E FORMAÇÃO ACADÊMICA DE CADA CONSELHEIRO E DIRETOR

Diretoria Executiva

Benjamin Steinbruch. O Sr. Steinbruch ocupa o cargo de Diretor-Presidente da CSN desde 30 de abril de 2002. É membro do Conselho de Administração desde 23 de Abril de 1993, ocupando, desde 28 de Abril de 1995 o cargo de Presidente do Conselho de Administração. É também Diretor Superintendente da Vicunha Siderurgia S.A. Formado em Administração pela *Escola de Administração de Empresas da Fundação Getúlio Vargas – SP*, com pós-graduação em Marketing e Finanças pela *Fundação Getúlio Vargas - SP.*

Antonio Mary Ulrich. O Sr Ulrich é Diretor Executivo – Centro Corporativo desde 08 de fevereiro de 2002. Ocupa também o cargo estatutário de Diretor Executivo de Relações com Investidores. Antes de ingressar na Companhia, ocupou vários cargos na Petróleo Ipiranga dentre eles o de Diretor Superintendente de Petróleo. Formado em Engenharia Mecânica pela *Universidade Federal do Rio Grande do Sul*, com MBA em Administração de Empresas pela *Universidade da Georgia - EUA.*

Albano Chagas Vieira. O Sr. Chagas Vieira exerce a função de Diretor Executivo de Operações desde 28 de Novembro de 2000. Foi Diretor Executivo – Aço de 29 de Abril de 1999 até 28 de Novembro de 2000. Antes de ingressar na Companhia, ocupou cargos na Companhia de Aços Especiais Itabira - Acesita. Também foi Diretor da CST – Companhia Siderúrgica de Tubarão (1996 - 1998), Aços Villares S.A (1996 – 1998) e ASTI S/A. – Acesita Sandvik Tubos Industriais (1996 – 1997). Formado em Engenharia Mecânica, com especialização em Administração Industrial pela *Pontifícia Universidade Católica do Rio de Janeiro*, com especialização em Metalurgia de Soldagem pela *Universidade do Estado do Rio de Janeiro.*

José Paulo de Oliveira Alves. Desde 29 de Abril de 1999 o Sr. Oliveira Alves é Diretor Executivo - Infra-Estrutura e Energia acumulando, interinamente as funções do cargo de Diretor Executivo – Novos Negócios. O Sr. Oliveira Alves ingressou na Companhia em 27 de Janeiro de 1998 para assumir as funções de Diretor Superintendente - Setor de Infra-Estrutura; em 20 de Maio de 1998 foi reeleito e passou a acumular, interinamente, as funções de Diretor Superintendente - Setor Energia. A partir de 10 de julho de 2002 o Sr. Oliveira Alves ficou responsável apenas pela Diretoria Executiva – Novos Negócios. Antes de entrar na Companhia, era Diretor-Presidente da Ferrovia Sul Atlântico S.A., e ocupou cargos na GP Investimentos CS LTDA. (1996 – 1997), Minerações Brasileiras Reunidas S.A. e CAEMI Mineração e Metalurgia(1990 – 1996), e CAEMI Internacional S.A. (1983 – 1990). Formado em Engenharia de Minas pela *Universidade Federal do Rio de Janeiro.*

Vasco Augusto Pinto Fonseca Dias Júnior. O Sr. Dias Júnior foi eleito Diretor Executivo – Comercial em 28 de Novembro de 2000. Antes de ingressar na Companhia, ocupou vários cargos na Shell dentre eles o de Vice-Presidente Comercial. Bacharel em Processamento de Dados pela *Pontifícia Universidade Católica do Rio de Janeiro ("PUC")*, com mestrado em Ciência da Computação pela *PUC.*

Fernando Perrone. O Sr. Perrone foi eleito Diretor Executivo – Infra-Estrutura e Energia em 10 de julho de 2002. Antes de ingressar na Companhia, era Presidente da Empresa Brasileira de Infra-Estrutura Aeroportuária – INFRAERO. Também foi Diretor da Área de Infra-Estrutura do BNDES. Formado em Administração, em curso patrocinado pela "Chimica" Bayer S.A.; em Direito, na

02.02 - EXPERIÊNCIA PROFISSIONAL E FORMAÇÃO ACADÊMICA DE CADA CONSELHEIRO E DIRETOR

Universidade Federal Fluminense; pós-graduado em economia na área de Mercado de Capitais, pela Fundação Getúlio Vargas.

* * *

Reapresentação Espontânea

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

03.01 - EVENTOS RELATIVOS À DISTRIBUIÇÃO DO CAPITAL

1 - EVENTO BASE	2 - DATA DO EVENTO	3 - PESSOAS FÍSICAS E JURÍDICAS	4 - INVESTIDORES INSTITUCIONAIS	5 - ACORDO DE ACIONISTAS	6 - AÇÕES PREFER. COM DIREITO A VOTO
AGO	30/04/2002	25.600	100	SIM	NÃO

7 - AÇÕES PREFERENCIAIS COM DIREITO A VOTO

8 - DATA DO ÚLTIMO ACORDO DE ACIONISTAS

09/03/2001

03.02 - POSIÇÃO ACIONÁRIA DOS ACIONISTAS COM MAIS DE 5% DE AÇÕES COM DIREITO A VOTO

1 - ITEM	2 - NOME/RAZÃO SOCIAL	3 - CPF/CNPJ	4 - NACIONALIDADE	5 - UF
01	VICUNHA SIDERURGIA S/A	02.871.007-0001/04	BRASILEIRA	SP
02	FUNDAÇÃO VALE DO RIO DOCE DE SEG.SOCIAL	42.271.429-0001/63	BRASILEIRA	RJ
97	AÇÕES EM TESOURARIA			
98	OUTROS			
99	TOTAL			

1 - ITEM	6 - AÇÕES ORDINÁRIAS (Mil)	7 - %	8 - AÇÕES PREFERENCIAIS (Mil)	9 - %	10 - TOTAL DE AÇÕES (Mil)	11 - %	12 - COMP.CAP.SOC.	13 - PART. NO ACORDO DE ACIONISTAS	14 - CONTROLADOR
01	33.337.091	46,48	0	0,00	33.337.091	46,48	30/04/2002	SIM	SIM
02	7.410.457	10,33	0	0,00	7.410.457	10,33	30/04/2002	SIM	NÃO
97	0	0,00	0	0,00	0	0,00			
98	30.981.713	43,19	0	0,00	30.981.713	43,19			
99	71.729.261	100,00	0	0,00	71.729.261	100,00			

Reapresentação Espontânea

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

03.03 - DISTRIBUIÇÃO DO CAPITAL SOCIAL DOS CONTROLADORES ATÉ O NÍVEL DE PESSOA FÍSICA

1 - ITEM	2 - CONTROLADORA / INVESTIDORA	3 - DATA DE COMP. CAP. SOCIAL
01	VICUNHA SIDERURGIA S/A	30/04/2002

1 - ITEM	2 - NOME/RAZÃO SOCIAL	3 - CPF/CNPJ	4 - NACIONALIDADE	5 - UF
0101	VICUNHA AÇOS S/A	04.213.131-0001/08	BRASILEIRA	SP
0199	TOTAL			

Item	6 - AÇÕES ORDINÁRIAS/ COTAS (Unidades)	7 - %	8 - AÇÕES PREFERENCIAIS (Unidades)	9 - %	10 - AÇÕES/COTAS TOTAL (Unidades)	11 - %	12 - COMP.CAP.SOC.
0101	234.149.298	100,00	468.298.605	66,67	702.447.903	100,00	30/04/2002
0199	234.149.298	100,00	468.298.605	66,67	702.447.903	100,00	

Reapresentação Espontânea

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

03.03 - DISTRIBUIÇÃO DO CAPITAL SOCIAL DOS CONTROLADORES ATÉ O NÍVEL DE PESSOA FÍSICA

1 - ITEM	2 - CONTROLADORA / INVESTIDORA	3 - DATA DE COMP. CAP. SOCIAL
0101	VICUNHA AÇOS S/A	30/04/2002

1 - ITEM	2 - NOME/RAZÃO SOCIAL	3 - CPF/CNPJ	4 - NACIONALIDADE	5 - UF
010101	VICUNHA STEEL S/A	04.169.992-0001/36	BRASILEIRA	SP
010199	TOTAL			

1 - ITEM	6 - AÇÕES ORDINÁRIAS/ COTAS (Unidades)	7 - %	8 - AÇÕES PREFERENCIAIS (Unidades)	9 - %	10 - AÇÕES/COTAS TOTAL (Unidades)	11 - %	12 - COMP.CAP.SOC.
010101	74.031.795	100,00	148.063.587	66,67	222.095.382	100,00	30/04/2002
010199	74.031.795	100,00	148.063.587	66,67	222.095.382	100,00	

24

Reapresentação Espontânea

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

03.03 - DISTRIBUIÇÃO DO CAPITAL SOCIAL DOS CONTROLADORES ATÉ O NÍVEL DE PESSOA FÍSICA

1 - ITEM	2 - CONTROLADORA / INVESTIDORA	3 - DATA DE COMP. CAP. SOCIAL
010101	VICUNHA STEEL S/A	30/04/2002

1 - ITEM	2 - NOME/RAZÃO SOCIAL	3 - CPF/CNPJ	4 - NACIONALIDADE	5 - UF
01010101	CLOTILDE RABINOVICH PASTERNAK	011.441.708-34	BRASILEIRA	SP
01010102	ELIEZER STEINBRUCH	018.004.698-53	BRASILEIRA	SP
01010103	JACKS RABINOVICH	011.495.638-34	BRASILEIRA	SP
01010104	DOROTHEA STEINBRUCH	055.494.768-43	BRASILEIRA	SP
01010199	TOTAL			

1 - ITEM	6 - AÇÕES ORDINÁRIAS/ COTAS (Unidades)	7 - %	8 - AÇÕES PREFERENCIAIS (Unidades)	9 - %	10 - AÇÕES/COTAS TOTAL (Unidades)	11 - %	12 - COMP.CAP.SOC.
01010101	44.417.276	20,00	0	0,00	44.417.276	20,00	
01010102	44.417.276	20,00	0	0,00	44.417.276	20,00	
01010103	66.625.912	30,00	0	0,00	66.625.912	30,00	
01010104	66.625.912	30,00	0	0,00	66.625.912	30,00	
01010199	222.086.376	100,00	0	0,00	222.086.376	100,00	

25

Reapresentação Espontânea

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

03.03 - DISTRIBUIÇÃO DO CAPITAL SOCIAL DOS CONTROLADORES ATÉ O NÍVEL DE PESSOA FÍSICA

1 - ITEM	2 - CONTROLADORA / INVESTIDORA	3 - DATA DE COMP. CAP. SOCIAL
02	FUNDAÇÃO VALE DO RIO DOCE DE SEG.SOCIAL	30/04/2002

1 - ITEM	2 - NOME/RAZÃO SOCIAL	3 - CPF/CNPJ	4 - NACIONALIDADE	5 - UF

6 - AÇÕES ORDINÁRIAS/ COTAS (Unidades)	7 - %	8 - AÇÕES PREFERENCIAIS (Unidades)	9 - %	10 - AÇÕES/COTAS TOTAL (Unidades)	11 - %	12 - COMP.CAP.SOC.

26

Reapresentação Espontânea

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

04.01 - COMPOSIÇÃO DO CAPITAL SOCIAL

1 - Data da Última Alteração: 23/04/1996

2- ITEM	3 - ESPÉCIE DAS AÇÕES	4 - NOMINATIVA OU ESCRITURAL	5 - VALOR NOMINAL (Reais)	6 - QTD. DE AÇÕES (Mil)	7 - SUBSCRITO (Reais Mil)	8 - INTEGRALIZADO (Reais Mil)
01	ORDINÁRIAS	ESCRITURAL		71.729.261	1.680.947	1.680.947
02	PREFERENCIAIS			0	0	0
03	PREFERENCIAIS CLASSE A			0	0	0
04	PREFERENCIAIS CLASSE B			0	0	0
05	PREFERENCIAIS CLASSE C			0	0	0
06	PREFERENCIAIS CLASSE D			0	0	0
07	PREFERENCIAIS CLASSE E			0	0	0
08	PREFERENCIAIS CLASSE F			0	0	0
09	PREFERENCIAIS CLASSE G			0	0	0
10	PREFERENCIAIS CLASSE H			0	0	0
11	PREFER. OUTRAS CLASSES			0	0	0
99	TOTAIS			71.729.261	1.680.947	1.680.947

Reapresentação Espontânea

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

04.04 - CAPITAL SOCIAL AUTORIZADO

1 - QUANTIDADE (Mil)	2 - VALOR (Reais Mil)	3 - DATA DA AUTORIZAÇÃO
100.000.000	0	26/10/1999

04.05 - COMPOSIÇÃO DO CAPITAL AUTORIZADO

1- ITEM	2 - ESPÉCIE	3 - CLASSE	4 - QUANTIDADE DE AÇÕES AUTORIZADAS À EMISSÃO (Mil)
01	ORDINÁRIAS		28.270.739

Reapresentação Espontânea

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

06.01 - PROVENTOS DISTRIBUÍDOS NOS TRÊS ÚLTIMOS ANOS

1 - ITEM	2 - PROVENTO	3 - APROVAÇÃO DA DISTRIBUIÇÃO EVENTO	4 - DATA DA APROVAÇÃO DISTRIBUIÇÃO	5 - TÉRMINO DO EXERCÍCIO SOCIAL	6 - LUCRO OU PREJUÍZO LÍQUIDO NO PERÍODO (Reais Mil)	7 - VALOR DO PROVENTO POR AÇÃO	8 - ESPÉCIE DAS AÇÕES	9 - CLASSE DAS AÇÕES	10 - MONTANTE DO PROVENTO (Reais Mil)	11 - DATA DE INÍCIO DE PAGAMENTO
01	JUROS SOBRE O CAPITAL PRÓPRIO	RCA	01/06/1999	31/12/1999	331.924	0,0016729570	ORDINÁRIA		120.000	15/06/1999
02	JUROS SOBRE O CAPITAL PRÓPRIO	RCA	27/12/1999	31/12/1999	331.924	0,0009758910	ORDINÁRIA		70.000	10/01/2000
03	JUROS SOBRE O CAPITAL PRÓPRIO	RCA	28/02/2000	31/12/1999	331.924	0,0007361010	ORDINÁRIA		52.800	16/03/2000
04	JUROS SOBRE O CAPITAL PRÓPRIO	RCA	29/12/2000	31/12/2000	1.640.336	0,0046006320	ORDINÁRIA		330.000	23/02/2001
05	DIVIDENDO	RCA	09/03/2001	31/12/2000	1.640.336	0,0139203990	ORDINÁRIA		998.500	15/03/2001
06	JUROS SOBRE O CAPITAL PRÓPRIO	RCA	09/03/2001	31/12/2000	1.640.336	0,0082137460	ORDINÁRIA		589.166	15/03/2001
07	DIVIDENDO	RCA	08/06/2001	31/12/2001	296.040	0,0098434720	ORDINÁRIA		706.065	15/06/2001
08	JUROS SOBRE O CAPITAL PRÓPRIO	RCA	08/06/2001	31/12/2001	296.040	0,0018112370	ORDINÁRIA		130.000	15/06/2001
09	JUROS SOBRE O CAPITAL PRÓPRIO	RCA	12/04/2002	31/12/2001	296.040	0,0006970650	ORDINÁRIA		50.000	10/06/2002
10	JUROS SOBRE O CAPITAL PRÓPRIO	AGO	30/04/2002	31/12/2001	296.040	0,0012547180	ORDINÁRIA		90.000	10/06/2002

Reapresentação Espontânea

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

06.03 - DISPOSIÇÕES ESTATUTÁRIAS DO CAPITAL SOCIAL

1 - ITEM	2 - ESPÉCIE DA AÇÃO	3 - CLASSE DA AÇÃO	4 - % DO CAPITAL SOCIAL	5 - % TIPO DIVIDENDO FIXO	6 - % TIPO DIVIDENDO MÍNIMO	7 - % TIPO DIVID. CUMULATIVO	8 - BASE DE CÁLCULO	9 - PREV. REEMBOLSO DE CAPITAL	10 - PRÊMIO	11 - DIREITO A VOTO
01	ORDINÁRIA		100,00	0,00	25,00	0,00	BASEADO NO LUCRO	NÃO	NÃO	SIM

06.04 - MODIFICAÇÃO ESTATUTÁRIA

1 - DATA DA ÚLTIMA MODIFICAÇÃO DO ESTATUTO	2 - DIVIDENDO OBRIGATÓRIO (% DO LUCRO)
30/04/2002	25,00

30

Reapresentação Espontânea

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

07.01 - REMUNERAÇÃO E PARTICIPAÇÃO DOS ADMINISTRADORES NO LUCRO

1 - PARTICIPAÇÃO DOS ADMINISTRADORES NO LUCRO	2 - VALOR DA REMUNERAÇÃO GLOBAL DOS ADMINISTRADORES (Reais Mil)	3 - PERIODICIDADE
NÃO	7.319	ANUAL

07.02 - PARTICIPAÇÕES E CONTRIBUIÇÕES NOS TRÊS ÚLTIMOS ANOS

1 - DATA FINAL DO ÚLTIMO EXERCÍCIO SOCIAL: 31/12/2001

2 - DATA FINAL DO PENÚLTIMO EXERCÍCIO SOCIAL: 31/12/2000

3 - DATA FINAL DO ANTEPENÚLTIMO EXERCÍCIO SOCIAL: 31/12/1999

4- ITEM	5 - DESCRIÇÃO DAS PARTICIPAÇÕES E CONTRIBUIÇÕES	6 - VALOR DO ÚLTIMO EXERCÍCIO (Reais Mil)	7 - VALOR DO PENÚLTIMO EXERCÍCIO (Reais Mil)	8 - VALOR DO ANTEPENÚLTIMO EXERCÍCIO (Reais Mil)
01	PARTICIPAÇÕES-DEBENTURISTAS	0	0	0
02	PARTICIPAÇÕES-EMPREGADOS	0	0	0
03	PARTICIPAÇÕES-ADMINISTRADORES	0	0	0
04	PARTIC.-PARTES BENEFICIÁRIAS	0	0	0
05	CONTRIBUIÇÕES FDO. ASSISTÊNCIA	0	0	0
06	CONTRIBUIÇÕES FDO. PREVIDÊNCIA	0	0	0
07	OUTRAS CONTRIBUIÇÕES	0	0	0
08	LUCRO LÍQUIDO NO EXERCÍCIO	296.040	1.640.336	331.924
09	PREJUÍZO LÍQUIDO NO EXERCÍCIO	0	0	0

Reapresentação Espontânea

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

07.03 - PARTICIPAÇÕES EM SOCIEDADES CONTROLADAS E/OU COLIGADAS

1- ITEM	2 - RAZÃO SOCIAL DA CONTROLADA/COLIGADA / 7 - TIPO DE EMPRESA	3 - CNPJ	4 - CLASSIFICAÇÃO	5 - % PARTICIPAÇÃO NO CAPITAL DA INVESTIDA	6 - % PATRIMÔNIO LÍQUIDO DA INVESTIDORA
01	CSN OVERSEAS	. . / -	FECHADA CONTROLADA	100,00	0,13
	EMPRESA COMERCIAL, INDUSTRIAL E OUTRAS				
02	CSN STEEL CORP	. . / -	FECHADA CONTROLADA	100,00	0,01
	EMPRESA COMERCIAL, INDUSTRIAL E OUTRAS				
03	CSN ISLANDS CORP.	. . / -	FECHADA CONTROLADA	100,00	0,01
	EMPRESA COMERCIAL, INDUSTRIAL E OUTRAS				
04	CSN ENERGY CORP	. . / -	FECHADA CONTROLADA	100,00	6,92
	EMPRESA COMERCIAL, INDUSTRIAL E OUTRAS				
05	CSN STEEL II, S.A.	. . / -	FECHADA CONTROLADA	100,00	0,01
	EMPRESA COMERCIAL, INDUSTRIAL E OUTRAS				
06	CISA-CSN IND.DE AÇOS REVESTIDOS S.A.	02.737.015/0001-62	FECHADA CONTROLADA	99,99	1,68
	EMPRESA COMERCIAL, INDUSTRIAL E OUTRAS				
07	FEM - PROJ.CONSTRUÇÕES E MONTAGENS S.A.	42.564.807/0001-05	FECHADA CONTROLADA	99,99	0,09
	EMPRESA COMERCIAL, INDUSTRIAL E OUTRAS				
08	IND.NAC.DE AÇOS LAMINADOS-INAL S.A.	61.150.561/0001-61	FECHADA CONTROLADA	99,99	2,24
	EMPRESA COMERCIAL, INDUSTRIAL E OUTRAS				
09	CSC-COMPANHIA SIDERÚRGICA DO CEARÁ	00.904.638/0001-57	FECHADA CONTROLADA	99,99	0,01
	EMPRESA COMERCIAL, INDUSTRIAL E OUTRAS				

32

Reapresentação Espontânea

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

07.03 - PARTICIPAÇÕES EM SOCIEDADES CONTROLADAS E/OU COLIGADAS

1 - ITEM	2 - RAZÃO SOCIAL DA CONTROLADA/COLIGADA / 7 - TIPO DE EMPRESA	3 - CNPJ	4 - CLASSIFICAÇÃO	5 - % PARTICIPAÇÃO NO CAPITAL DA INVESTIDA	6 - % PATRIMÔNIO LÍQUIDO DA INVESTIDORA
10	CSN PANAMA, S.A.	. . / -	FECHADA CONTROLADA	99,99	7,45
	EMPRESA COMERCIAL, INDUSTRIAL E OUTRAS				
11	CSN ENERGIA S.A.	03.537.249/0001-29	FECHADA CONTROLADA	99,90	4,04
	EMPRESA COMERCIAL, INDUSTRIAL E OUTRAS				
12	CSN PARTICIPAÇÕES ENERGÉTICAS S.A.	03.537.201/0001-10	FECHADA CONTROLADA	99,70	0,01
	EMPRESA COMERCIAL, INDUSTRIAL E OUTRAS				
13	CSN I S.A.	. . / -	FECHADA CONTROLADA	99,67	0,01
	EMPRESA COMERCIAL, INDUSTRIAL E OUTRAS				
14	GALVASUD S.A.	02.618.456/0001-45	FECHADA CONTROLADA	51,00	0,83
	EMPRESA COMERCIAL, INDUSTRIAL E OUTRAS				
15	NORDESTE ENERGIA PARTICIPAÇÕES S.A.	02.886.015/0001-24	FECHADA CONTROLADA	50,01	0,01
	EMPRESA COMERCIAL, INDUSTRIAL E OUTRAS				
16	SEPETIBA TECON S.A.	02.394.276/0001-27	FECHADA CONTROLADA	20,00	0,14
	EMPRESA COMERCIAL, INDUSTRIAL E OUTRAS				
17	COMPANHIA FERROVIÁRIA DO NORDESTE-CFN	02.281.836/0001-37	FECHADA COLIGADA	30,00	0,01
	EMPRESA COMERCIAL, INDUSTRIAL E OUTRAS				
18	FERROVIA CENTRO ATLÂNTICA - FCA	00.924.429/0001-75	ABERTA COLIGADA	11,95	0,01
	EMPRESA COMERCIAL, INDUSTRIAL E OUTRAS				

33

Reapresentação Espontânea

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

07.03 - PARTICIPAÇÕES EM SOCIEDADES CONTROLADAS E/OU COLIGADAS

1- ITEM	2 - RAZÃO SOCIAL DA CONTROLADA/COLIGADA / 7 - TIPO DE EMPRESA	3 - CNPJ	4 - CLASSIFICAÇÃO	5 - % PARTICIPAÇÃO NO CAPITAL DA INVESTIDA	6 - % PATRIMÔNIO LÍQUIDO DA INVESTIDORA
19	MRS LOGÍSTICA S.A.	01.417.222/0001-77	ABERTA COLIGADA	32,17	0,27
	EMPRESA COMERCIAL, INDUSTRIAL E OUTRAS				
20	ITÁ ENERGÉTICA S.A.	01.355.994/0001-21	FECHADA COLIGADA	48,75	0,01
	EMPRESA COMERCIAL, INDUSTRIAL E OUTRAS				

34

Reapresentação Espontânea

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

08.01 - CARACTERÍSTICAS DA EMISSÃO PÚBLICA OU PARTICULAR DE DEBÊNTURES

1- ITEM	01
2 - Nº ORDEM	1
3 - Nº REGISTRO NA CVM	006/2002
4 - DATA DO REGISTRO CVM	27/02/2002
5 - SÉRIE EMITIDA	1A
6 - TIPO DE EMISSÃO	SIMPLES
7 - NATUREZA EMISSÃO	PÚBLICA
8 - DATA DA EMISSÃO	01/02/2002
9 - DATA DE VENCIMENTO	01/02/2005
10 - ESPÉCIE DA DEBÊNTURE	SEM PREFERENCIA
11 - CONDIÇÃO DE REMUNERAÇÃO VIGENTE	Taxa CDI+2,75%
12 - PRÊMIO/DESÁGIO	
13 - VALOR NOMINAL (Reais)	10.000,00
14 - MONTANTE EMITIDO (Reais Mil)	540.000
15 - Q. TÍTULOS EMITIDOS (UNIDADE)	54.000
16 - TÍTULO CIRCULAÇÃO (UNIDADE)	51.655
17 - TÍTULO TESOURARIA (UNIDADE)	2.345
18 - TÍTULO RESGATADO (UNIDADE)	0
19 - TÍTULO CONVERTIDO (UNIDADE)	0
20 - TÍTULO A COLOCAR (UNIDADE)	0
21 - DATA DA ÚLTIMA REPACTUAÇÃO	
22 - DATA DO PRÓXIMO EVENTO	01/08/2002

Reapresentação Espontânea

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

08.01 - CARACTERÍSTICAS DA EMISSÃO PÚBLICA OU PARTICULAR DE DEBÊNTURES

1- ITEM	02
2 - Nº ORDEM	2
3 - Nº REGISTRO NA CVM	007/2002
4 - DATA DO REGISTRO CVM	27/02/2002
5 - SÉRIE EMITIDA	2A
6 - TIPO DE EMISSÃO	SIMPLES
7 - NATUREZA EMISSÃO	PÚBLICA
8 - DATA DA EMISSÃO	01/02/2002
9 - DATA DE VENCIMENTO	01/02/2006
10 - ESPÉCIE DA DEBÊNTURE	SEM PREFERENCIA
11 - CONDIÇÃO DE REMUNERAÇÃO VIGENTE	IGPM + 13,25%
12 - PRÊMIO/DESÁGIO	
13 - VALOR NOMINAL (Reais)	10.000,00
14 - MONTANTE EMITIDO (Reais Mil)	150.000
15 - Q. TÍTULOS EMITIDOS (UNIDADE)	15.000
16 - TÍTULO CIRCULAÇÃO (UNIDADE)	12.949
17 - TÍTULO TESOURARIA (UNIDADE)	2.051
18 - TÍTULO RESGATADO (UNIDADE)	0
19 - TÍTULO CONVERTIDO (UNIDADE)	0
20 - TÍTULO A COLOCAR (UNIDADE)	0
21 - DATA DA ÚLTIMA REPACTUAÇÃO	
22 - DATA DO PRÓXIMO EVENTO	01/08/2002

09.01 - BREVE HISTÓRICO DA EMPRESA

A entrada em funcionamento da Companhia Siderúrgica Nacional(www.csn.com.br), criada em 9 de abril de 1941, é reconhecida ainda hoje como um dos acontecimentos de maior importância dentro do passado recente do desenvolvimento econômico brasileiro. A empresa foi constituída sob a forma de uma sociedade de economia mista, por iniciativa do Governo Federal, que assumiu o seu controle acionário em decorrência do tamanho e das características do investimento necessário. Isso foi feito para que o empreendimento se realizasse de imediato. A concepção inicial foi a de um conjunto integrado que abrangeria desde a extração, o beneficiamento e o transporte de minérios, dos fundentes e do carvão até a produção e laminação do aço, aproveitamento dos subprodutos da destilação do carvão, fabricação de ferro-ligas, etc.

Hoje, a CSN está definida como uma empresa que tem por fim a fabricação, a transformação e a comercialização de produtos siderúrgicos, inclusive importação e exportação, bem como, o estabelecimento e exploração de quaisquer outras atividades correlatas e afins que possam, direta ou indiretamente, interessar as suas finalidades, tais como mineração, transporte, energia, atividades de operação portuária de navegação, podendo participar, sob qualquer modalidade, de outras empresas, sejam industriais ou comerciais.

EVOLUÇÃO

A Usina Presidente Vargas, denominada até 1961 Usina de Volta Redonda, havia sido projetada inicialmente, para atingir, com plena utilização de seus equipamentos, a produção anual de 1.000.000 lingotes de aço, através de sucessivas etapas de desenvolvimento. A primeira etapa, completada em 1946, correspondeu a capacidade de 270.000 toneladas anuais de lingotes, contando, para isso, com um alto forno e três fornos de aço. Entretanto, uma de suas unidades básicas, que era o laminador desbastador, já estava projetada para o processamento global de 1.000.000 de toneladas – meta atingida em 1960. Foi assim que a capacidade da Usina Presidente Vargas, em seu crescimento, progressivo, evoluiu, de acordo com os seguintes "planos de expansão".

Plano de Expansão	Lingotes de Aço (t/ano)	Início de Operação
Plano A (inicial)	270.000	1946
Plano B	680.000	1954
Plano C	1.000.000	1960

Mas, já em 1963, essa capacidade nominal do Plano C foi ultrapassada, atingindo-se uma produção de 1.268.000 toneladas de lingotes de aço, como resultado de melhoramentos tecnológicos introduzidos e procedimentos que conduziram a uma maior produtividade do equipamento e da mão-de-obra disponível. Havia sido implantado um Plano Intermediário, que tinha por objetivo o aumento da produção de folhas-de-flandres e a elevação da produção de aço para 1,4 milhões de toneladas/ano. Em 1970, a Presidência da República anunciou, oficialmente, o Plano Siderúrgico Nacional, conhecido como "Plano de 20 milhões de toneladas", que foi concluído em 1980. A CSN, em consonância com a determinação governamental, projetou a expansão da Usina Presidente Vargas, através de um "Plano D" em que estavam previstos três estágios de elevação de sua capacidade anual de produção.

09.01 - BREVE HISTÓRICO DA EMPRESA

Estágios	Aço Líquido (t/ano)	Ano de Conclusão
I	1.700.000	1974
II	2.500.000	1977
III	4.600.000	1987

Os projetos do Estágio III estiveram concluídos ainda em 1987, com destaque para os resultados já então obtidos através da linha de estanhamento eletrolítico nº 5 que associada aos esforços técnicos para enobrecimento das linhas de produção, permitiu à CSN aumentar a participação de folhas revestidas no seu faturamento e iniciar, em bases firmes e regulares, a fabricação de aço para a indústria automobilística com especificação API. Em abril de 1988, dois outros títulos do estágio III do Plano D foram implantados: a Linha de Estanhamento Eletrolítico nº 6 e a Linha de Recozimento Contínuo para Folhas nº 2. A primeira utiliza um processo que confere as folhas de boa resistência mecânica e soldabilidade; e a segunda, limpando e recozendo as bobinas provenientes dos laminadores de tiras a frio, substitui os trabalhos de rendimentos/hora mais baixo de limpeza eletrolítica e do recozimento em caixa (trabalho de 10 dias feitos em 10 minutos). Com isso, a CSN passou a ter uma capacidade instalada de 1.000.000 t/ano de folhas metálicas, o que a define como a maior produtora mundial numa única usina.

UNIDADES EXTERNAS

Por fim, a CSN mantém em atividades fora da Usina Presidente Vargas a exploração de minério de ferro em Congonhas – MG (instalações de mineração de Casa de Pedra) e dolomito e calcário em Arcos – MG, necessários ao abastecimento da Usina.

PRIVATIZAÇÃO

Em março de 1990, no âmbito das medidas promulgadas pelo Governo Federal visando o combate à inflação e a redução da participação do Estado na Economia, foi iniciado o processo de liquidação da SIDERBRÁS; foram suspensos os investimentos nas empresas estatais e em 16 de janeiro de 1992 a Companhia foi incluída na relação das empresas privatizáveis. O processo de privatização da Companhia foi concluído em abril de 1993, mediante: (a) Oferta de ações aos empregados da Companhia, tendo sido vendidos 9.347.932 lotes de 1.000 ações cada, correspondentes a 11,9% do capital social; (b) leilão realizado na Bolsa de Valores do Rio de Janeiro para a transferência do controle acionário da Companhia, tendo sido vendidos 43.376.266 lotes de 1.000 ações cada, correspondentes a 60,1% do capital social.

A Assembléia Geral Extraordinária, de 23 de abril de 1993 elegeu os novos membros do Conselho de Administração que indicou a nova Diretoria empossada nesta mesma data. A partir de então iniciou-se o processo de avaliação das atividades e funções internas com o objetivo de reestruturar a Companhia, através da definição de novo modelo organizacional.

09.01 - BREVE HISTÓRICO DA EMPRESA

Em 1993, a Controladora adotou um Plano de Investimento de Atualização e Desenvolvimento Tecnológico ("PADT"), que foi revisado e ampliado em 1995. As metas do PADT têm sido aumentar a produção anual de aço bruto da Controladora até aproximadamente 5 milhões de toneladas, bem como aprimorar a produtividade de suas unidades produtoras e a qualidade de seus produtos. Desde fevereiro de 1996, toda a produção tem sido baseada no processo de lingotamento contínuo.

Numa série de leilões, o último dos quais ocorreu em abril de 1993, o governo brasileiro vendeu seus 91% de participação na Controladora. Depois da privatização, a Controladora passou a priorizar as decisões gerenciais e a separar as atividades de produção de aço de outras operações correlatas. Como resultado, em julho de 1996, a Controladora modificou a sua estrutura organizacional, dividindo-a em quatro setores, quais sejam (i) centro corporativo; (ii) aço; (iii) infra-estrutura; e (iv) energia. A Controladora possuía um diretor executivo para cada um dos quatro setores, que se reportavam diretamente ao conselho de administração. A fim de dinamizar ainda mais sua administração, a Controladora, em abril de 1999, alterou a estrutura organizacional existente criando o cargo de diretor-presidente da Controladora, que se reporta diretamente ao conselho de administração. Em seguida, os quatro setores existentes foram consolidados em três (i) centro corporativo; (ii) aço; e (iii) infra-estrutura e novos negócios, sendo criado um novo setor denominado "novos negócios". Cada setor é chefiado por um diretor executivo, que se reporta ao diretor-presidente da Controladora. Em novembro de 2000, a Controladora, objetivando a satisfação das necessidades específicas de seus clientes através do fornecimento de soluções técnicas customizadas por setor, anunciou a divisão do setor aço em duas diretorias executivas: operações (dedicada à produção industrial) e comercial (dedicada ao mercado e às atividades comerciais).

No início de 1990, a Controladora buscou aumentar as receitas, tanto no mercado doméstico quanto no externo, mediante mudança no *mix* de produtos da Controladora para produtos de maior valor agregado, e aumentando a sua produção de produtos laminados a frio, galvanizados e estanhados. Essa mudança no *mix* de produtos para produtos de maior valor agregado foi efetuada em parte mediante o aprimoramento tecnológico dos equipamentos da Controladora para melhorar a qualidade dos produtos, a produtividade e a flexibilidade de fabricação mediante a modernização e otimização de algumas das unidades de operação da Controladora. Desde então, a Controladora tem se posicionado no mercado como produtora de aço de baixo custo, aplicando um programa de gerenciamento de "controle de qualidade total", e técnicas de fabricação que enfatizam o serviço a clientes e o treinamento dos empregados.

Em 2001, a Controladora produziu 4,0 milhões de toneladas de aço bruto, enquanto 4,8 milhões de toneladas de aço bruto foram produzidas em 2000. Esta redução é explicada pela reforma do Alto-Forno n.º 3.

As instalações de fabricação integradas da Controladora produzem uma ampla gama de produtos de aço, inclusive placas, bobinas de laminados a quente e a frio e folhas galvanizadas para fabricantes de automóveis, equipamentos domésticos, construção civil e outros produtos industriais e de consumo. Em 2000, a Controladora foi responsável por 73% dos produtos de aço galvanizado vendidos no Brasil, sendo que em 2001, esta participação foi de 66%. A Controladora é também um dos principais fabricantes no mundo de produtos estanhados para recipientes de embalagem. Em 2000, a Controladora forneceu 98% das folhas estanhadas e cromadas vendidas no Brasil, tendo este percentual permanecido estável em 2001.

09.01 - BREVE HISTÓRICO DA EMPRESA

A sede da Controladora é localizada na Cidade do Rio de Janeiro, Estado do Rio de Janeiro. A produção siderúrgica está localizada na Usina Presidente Vargas, a única siderúrgica da Controladora, unidade integrada que ocupa aproximadamente 3,8 quilômetros quadrados. A Controladora possui minas próprias de ferro, calcário e dolomita, situadas no Estado de Minas Gerais. As minas encontram-se a aproximadamente a 300 quilômetros da Cidade de Volta Redonda, e são ligadas a esta por estrada de ferro e rodovia.

A Controladora é proprietária de terrenos no Estado do Rio de Janeiro, Santa Catarina e Minas Gerais, possuindo 1.045 hectares de terra em Santa Catarina e 4.745 hectares em Minas Gerais. A área da usina siderúrgica em Volta Redonda é de 302 hectares.
O processo de produção da Controladora é baseado no conceito da siderurgia integrada. Na Usina Presidente Vargas, o minério de ferro produzido a partir das minas da Controladora é beneficiado em máquinas para produzir o sínter. O sínter é fundido com coque e carvão em pó injetado em altos fornos para produzir ferro gusa, que é então refinado a aço em conversores básicos de oxigênio. Além de possuir a sua própria fonte de minério de ferro, a Controladora também produz atualmente, a partir de suas próprias minas, calcário e dolomita. Utilizando carvão importado, a Controladora produz aproximadamente 90% das suas necessidades de coque, em níveis atuais de produção, nas suas próprias instalações de coque em Volta Redonda. Carvão importado é também pulverizado e utilizado diretamente no processo de produção. O estanho, o zinco, o minério de manganês e o alumínio são comprados nos mercados locais. A produção e distribuição de aço da Controladora necessitam também de água, gases, eletricidade e sistema de transporte ferroviário, rodoviário e portuário.

A Controladora inaugurou, em dezembro de 1999, a sua própria central interna de co-geração termelétrica, projetada para fornecer 60% das exigências atuais de energia da Usina Presidente Vargas, utilizando como combustível básico os gases de combustão gerados pelos fornos de coque, alto-fornos e instalações de processamento de aço da Controladora. Em dezembro de 2000, a Controladora alcançou auto-suficiência em fornecimento de energia elétrica, recebendo 169MW da Usina Hidrelétrica Itá ("UHE Itá"), 230MW da Central Termoelétrica de Co-geração de Energia ("CTE") (dentro da Usina de Volta Redonda) e 22MW da Usina Hidrelétrica de Igarapava ("UHE Igarapava") (que atende às necessidades das minas de Casa de Pedra e Arcos). Não obstante, a Controladora mantém, ainda, contrato de fornecimento com a Light até dezembro de 2005, para atender a cerca de 40% de suas necessidades.

09.01 - BREVE HISTÓRICO DA EMPRESA

09.02 - CARACTERÍSTICA DO SETOR DE ATUAÇÃO

Chegamos ao novo milênio com a certeza de que estamos na trajetória correta, nos transformando em uma empresa cada vez mais ágil, moderna, focada no mercado e nas necessidades dos clientes.

Durante 2001, atingimos uma geração operacional de caixa recorde de R$ 1,3 bilhão, apesar do cenário internacional adverso e das reformas realizadas na Usina neste ano. Isto foi fruto de muita determinação, eficiência e dos investimentos que já apresentam o retorno esperado.

Adequamos a Usina às regras ambientais, com o cumprimento integral das metas contidas no Termo de Ajustamento de Conduta (TAC), assinado com o Governo do Estado do Rio de Janeiro, e que implicará investimentos de R$ 180 milhões até o final de 2002. Além disso, a gestão ambiental da CSN na mina de Casa de Pedra recebeu a certificação ISO 14001.

Em uma bem-sucedida operação de lançamento de debêntures, no mercado financeiro nacional, captamos R$690 milhões, diminuindo a exposição da Companhia a variações do dólar.

Investimos na gestão de nossos profissionais, com programas intensivos de treinamento e desenvolvimento, além de iniciarmos o Programa de *Trainees* – Geração 2000, na busca de novos talentos para a nossa equipe. Além disso, implantamos o turno de oito horas nas atividades de produção em Volta Redonda, o que permitirá um aumento de produtividade ao longo dos anos.

O mercado brasileiro de produtos siderúrgicos planos da linha CSN aproxima-se de oito milhões de toneladas e vem crescendo a uma taxa média anual de quase 7%. Nossas estimativas apontam para uma provável continuidade deste quadro favorável e de expansão nos próximos anos. A concorrência no mercado doméstico está cada vez mais acirrada, inclusive pela entrada de empresas estrangeiras que vêm marcando presença no Brasil, modernizando processos, trazendo novas tecnologias e dinamizando o mercado. Seu efeito sobre a competição já é visível e marcante, e este impacto tende a ganhar maior peso e relevância nos próximos anos.

Cientes disso, estamos realizando importantes modificações em nossa estrutura organizacional, com o objetivo de ampliar o foco nos aspectos de mercado e na área industrial, melhorar ainda mais a qualidade dos nossos produtos e melhor atender às necessidades dos nossos clientes.

09.02 - CARACTERÍSTICA DO SETOR DE ATUAÇÃO

Estamos adicionando cada vez mais valor aos nossos produtos, através do aumento na prestação de serviços e no desenvolvimento de novas aplicações para atender à demanda crescente do mercado.

Todas essas realizações são passos importantes no sentido de transformar a CSN em uma empresa social e ambientalmente responsável, cada vez mais focada nos produtos e nos mercados em que atua.

Confiamos que, assim, superaremos os desafios e ocuparemos uma posição ainda mais destacada no cenário da siderurgia nacional e internacional.

Estamos trabalhando com muito entusiasmo para isso.

09.02 - CARACTERÍSTICA DO SETOR DE ATUAÇÃO

1 -Descrição do Setor Siderúrgico Global e Nacional

1.1 - Visão Geral da Indústria Mundial de Aço

A indústria mundial do aço é composta de centenas de instalações de produção de aço, divididas em duas grandes categorias (i) usinas de aço integradas; e (ii) usinas de aço não integradas (algumas vezes denominadas mini usinas), caracterizadas pelo método usado para a produção do aço. As usinas integradas que, em 2000, responderam por, aproximadamente, 63% da produção de aço bruto em todo o mundo, produzem, normalmente, aço pela fusão e redução em fornos do óxido de ferro encontrado no minério e pelo refino do ferro gusa em aço, principalmente através do uso de fornos básicos de oxigênio ou, mais raramente, em fornos de arco elétrico. As usinas não integradas, responsáveis por, aproximadamente, 37% de toda a produção mundial de aço bruto em 2000, produzem aço pela fusão de sucata, ocasionalmente incluindo outros materiais metálicos, como ferro esponja (DRI) ou brinquete de ferro esponja (HBI), em fornos de arco elétrico.

Nestes últimos dez anos, a produção total global de aço bruto variou entre, aproximadamente, 720 milhões e 847 milhões de toneladas por ano. Em 2001, a produção global de aço foi de 832 milhões de toneladas, representando uma redução de 2% quando comparada com a produção de aço de 847 milhões de toneladas em 2000. O aço continua a ser o material preferido nas indústrias automotivas, de maquinário e outras. Não obstante as potenciais ameaças de substitutos para o aço, como o plástico, alumínio, vidro e cerâmica, especialmente para a indústria automotiva, o aço continua a apresentar uma larga vantagem econômica. O IISI ("International Iron and Steel Institute") informou que a demanda mundial para os produtos de aço acabado teve uma alta de 691,6 milhões de toneladas em 1998 para 705,5 milhões de toneladas em 1999, sendo que em 2000 alcançou o montante de 769 milhões de toneladas e de 768 milhões de toneladas em 2001. Estima-se que aumente mais 2% durante 2002, chegando a 784 milhões de toneladas.

O ano 2000 mostrou-se um ano favorável para a indústria siderúrgica. Depois da crise de 1998, os níveis de consumo de produtos siderúrgicos aumentaram com a retomada de produção na Ásia, o que fez com que inúmeras empresas do mundo voltassem a investir pesado no incremento da sua produção. As empresas brasileiras, conscientes desse processo, buscam também o incremento da produção, bem como o aumento da qualidade, existindo, hoje, projetos para a construção de novas unidades de produção.

O ano de 2001 foi marcado por uma redução no consumo de aço, especialmente após os atentados de 11 setembro.

Na Europa, cuja produção vinha aumentando desde 1996, a desvalorização do euro, principalmente em relação ao dólar, fez a economia desses países receber mais um impulso na sua produção, beneficiando seu crescimento, com algumas exceções dos concorrentes diretos que não adotaram a moeda única, como é o caso da Inglaterra.

Nos Estados Unidos a expectativa é de crescimento de demanda, todavia os índices de 2000 e 2001 não são animadores, tendo a indústria siderúrgica americana enfrentado forte concorrência de outras indústrias siderúrgicas estrangeiras, o que, em decorrência de pressões, principalmente dos sindicatos, poderá acarretar na criação de barreiras não-tarifárias, como, por exemplo, ambientais.

Em dezembro de 2001, a ITC ("International Trade Commission") recomendou ao governo federal americano a adoção de cotas e tarifas a uma série de países exportadores de aço para os Estados Unidos, por meio do mecanismo conhecido como Seção 201. Em 5 de março de 2002, o Presidente dos Estados Unidos, George W. Bush, impôs medidas de salvaguarda em 14 categorias de produtos de aço, cobrindo a maior parte das importações americanas e a maioria dos exportadores, inclusive o Brasil. As medidas, que têm validade de 3 anos, se aplicam a todas as categorias de produtos exportadas pela CSN, exceto folhas metálicas. Tarifas de 30% no 1° ano, 24% no 2° e 18% no 3° ano, foram impostas para laminados a quente, a frio e aços planos galvanizados. Uma quota de 5,0 milhões de toneladas anuais foi imposta para placas, com tarifas

09.02 - CARACTERÍSTICA DO SETOR DE ATUAÇÃO

– iguais às impostas para laminados - incidindo apenas sobre o que exceder a quota. O Brasil tem direito a aproximadamente 2,5 milhões de toneladas de placas, baseada no nível de exportação anterior à imposição da salvaguarda. As siderúrgicas brasileiras estão em processo de negociação para divisão interna desta quota. A Companhia não acredita que sua estratégia de internacionalização, que inclui o envio de placas para a unidade de laminação em Terre Haute/Indiana, será prejudicada, pois seriam necessárias apenas 400 mil toneladas de placas para suprir a linha de galvanização em Indiana, e qualquer projeto futuro de expansão de capacidade no Brasil, visando abastecer laminadoras nos EUA ou na Europa, levaria de 2 a 3 anos para ser implantado.

A China é o maior produtor de aço no mundo, chegando a produzir mais que África, Europa Oriental e América do Sul juntos, e vem apresentando crescimentos contínuos e expressivos, devendo alcançar em breve o NAFTA e a Comunidade Européia. Em 2001, o consumo na China atingiu 170 milhões de toneladas, devido ao esforço do governo em desenvolver o lado oeste do país, menos desenvolvido que o lado leste.
A Coréia do Sul, depois da crise de 1998, recuperou-se, voltando a ser um dos maiores produtores mundiais de aço, caminho que deverá ser seguido por Taiwan que, além da recuperação econômica, tem como fator de crescimento da sua produção um outro motivo: um terremoto que aconteceu naquele país e que estimula toda a construção civil.
O Brasil, depois de um período conturbado, em 1999, causado pela crise asiática e pela desvalorização do real, adquiriu certa estabilidade, acompanhada de um crescimento da produção de carros de 12% em 2001, quando comparada a 2000.
Até dezembro de 2001, a Argentina possuía uma paridade cambial entre o peso e o dólar que trouxe conseqüências ruins para o país em face da desvalorização do real desde 1999, já que as suas exportações para o Brasil perderam a competitividade. O consumo argentino de aço caiu a níveis 24% inferiores aos da época anterior à desvalorização do real. Entretanto, a América do Sul, como um todo, teve um aumento de 8% no consumo de aço em 2000 e de 3% em 2001, chegando a 28 milhões de toneladas.

Estimativa do consumo aparente do IISI – Curto Prazo
(em milhões de toneladas)

	2000	2001	Variação % 2000/2001	2002	Variação % 2001/2002
CHINA...	141	170	+20,3	182	+7,1
Ásia (exceto China)......	202	199	-1,5	200	+0,5
NAFTA.	146	131	-10,3	132	+0,8
Europa (exceto CEI).....	181	176	-2,8	176	-
Brasil....	16	17	+7,5	18	+5,9
América do Sul (exceto Brasil).	11	11	-	11	-
CEI.......	38	32	-15,8	33	+3,1
ÁFRICA..	15	15	-	15	-
Oriente Médio...	17	17	-	17	-
Total Mundial....	769	768	-0,1	784	+2,0

As projeções do secretariado do IISI para a demanda do mercado siderúrgico prevêem um crescimento modesto no consumo do aço na maioria dos países desenvolvidos e um crescimento de 3% a 5% nos países em desenvolvimento, particularmente Ásia e América Latina. Atualmente,

09.02 - CARACTERÍSTICA DO SETOR DE ATUAÇÃO

o cenário mundial passa por mudanças profundas em conseqüência das novas aplicações desenvolvidas para o aço e das suas credenciais ambientais. As indústrias siderúrgicas investem cada vez mais em proteção ambiental e no avanço tecnológico, o que melhora a relação custo/benefício do material.
O consumo de aço na União Européia apresenta uma tendência de crescimento anual de 0,8%. As economias da Europa Oriental e da Rússia, depois de um longo período de apreensão, causada pela transição do modelo socialista para o capitalista, apresentam uma curva ascendente no consumo de aço.
A região do NAFTA, de crescimento dinâmico, teve o ano de 2001 marcado por queda no consumo e por ameaças protecionistas.
Depois de um período turbulento, a América do Sul vem melhorando sua participação no mercado mundial do aço, apresentando, dentre as principais regiões produtoras de aço, o maior índice de crescimento nos próximos cinco anos, alcançando uma taxa de 5% ao ano.
Para as regiões da África e Oriente Médio, foram adotadas medidas de certa forma conservadoras, pois nessas regiões o fator instabilidade pesa muito.
O mesmo problema ocorre na China, onde as características do modelo econômico planificado e do sistema político, associado às fortes pressões para a maior abertura de mercado e para o incremento das regras do meio ambiente, criam um clima de instabilidade. Todavia, a intenção do governo chinês de industrializar o lado oeste do país, aumentando a demanda de aço, tornam as projeções chinesas altamente favoráveis.
O restante da Ásia, depois de passada a crise de 1998, volta a crescer, principalmente na Coréia e em Taiwan. Somando-se todos os países asiáticos, chega-se a um número surpreendente, ou seja, juntos produzem mais de 40% da produção mundial, sendo portanto a maior região produtora do planeta. Além disso, a demanda tem sido consistentemente crescente.
Há ainda a perspectiva de um crescimento mundial no consumo aparente em 2% ao ano, acumulando em cinco anos um crescimento de 10,4%, e de 27,62% na América do Sul, região em que o Brasil lidera a produção de aço.
Estimativa do consumo aparente do IISI – Médio Prazo
(em milhões de toneladas)

	2000	2005	Variação anual % 2000/2005
União Européia	143	147	+0,6
Leste Europeu + CEI	76	88	+3,0
NAFTA	146	150	+0,5
China	141	180	+5,0
Resto da Ásia	202	217	+1,4
Ásia	345	397	+2,9
Total Mundial	769	849	+2,0

1.2 - O Mercado Brasileiro

Desde a década de 40, o aço vem sendo de vital importância para a economia brasileira. Durante os anos 70, grandes investimentos governamentais foram feitos para propiciar ao Brasil uma indústria de aço capaz de suportar o *boom* da industrialização do país. Após uma década de pouco ou nenhum investimento no setor, nos anos 80 o governo escolheu o setor do aço para iniciar as privatizações, resultando num grupo eficiente de empresas.
Em 2000, o Brasil foi o oitavo maior produtor de aço bruto no mundo, com uma produção da ordem de 27,8 milhões de toneladas métricas e uma fatia de 3,3% da produção global de aço bruto. Em 2001, com 26,7 milhões de toneladas, o Brasil foi responsável por mais de 70% da produção total

09.02 - CARACTERÍSTICA DO SETOR DE ATUAÇÃO

de aço na América Latina, com uma produção mais que o dobro da do México e de, aproximadamente, 30% da produção de aço dos Estados Unidos.
O parque siderúrgico brasileiro compõe-se, hoje, de 26 usinas, administradas por 15 empresas. A privatização trouxe ao setor expressivo afluxo de capitais, em composições acionárias da maior diversidade. Assim, muitas empresas produtoras passaram a integrar grupos industriais e/ou financeiros cujos interesses na siderurgia se desdobraram para atividades correlatas, ou de apoio logístico, com o objetivo de alcançar economia de escala e competitividade.

O parque produtor é relativamente novo e passa por um processo de atualização tecnológica, estando apto a entregar ao mercado qualquer tipo de produto siderúrgico, desde que sua produção se justifique economicamente. Em função dos produtos que preponderam em suas linhas de produção, as usinas podem ser classificadas como (i) de semi-acabados (placas, blocos e tarugos); (ii) de planos comuns (chapas e bobinas); (iii) de longos comuns (chapas e bobinas); (iv) de planos de aços especiais (barras, perfis, fio máquina, vergalhões, arames); (v) de longos de aços especiais (barras, fio-máquina, arames); e (vi) de tubos sem costura.
Pode-se ainda classificar as usinas siderúrgicas de acordo com o seu processo produtivo, dividindo-se em integradas, que operam três fases básicas (redução, refino e laminação) e semi-integradas, que operam apenas duas fases (refino e laminação). Estas últimas utilizam ferro gusa, ferro esponja ou sucata metálica adquirida de terceiros para transformá-los em aço em aciarias elétricas e depois laminá-los.
Existem ainda unidades produtoras chamadas de não integradas, que operam apenas uma fase do processo (redução ou laminação). No primeiro caso estão os produtores de ferro gusa, os chamados guseiros, que têm como característica comum o emprego de carvão vegetal em alto-fornos para redução do minério. No segundo, estão os relaminadores, geralmente de placas e tarugos adquiridos de usinas integradas ou semi-integradas, e os que relaminam material sucatado.
No mercado produtor operam ainda unidades de pequeno porte que se dedicam exclusivamente a produzir aço para fundições.

Reestruturação do Setor
Durante os quase 50 anos de controle estatal, o setor brasileiro do aço era nacionalmente coordenado pela Siderurgia Brasileira S.A. ("Siderbrás"), o monopólio nacional do aço. O governo tinha pouco envolvimento no setor do aço não plano, que era tradicionalmente composto por empresas menores do setor privado. Os grandes produtores integrados de aço plano operavam como empresas semi-autônomas sob o controle da Siderbrás, tendo sido cada uma delas individualmente privatizadas durante o período compreendido entre os anos de 1991 e 1993. A Controladora acredita que a privatização do setor brasileiro do aço resultou numa melhoria no desempenho financeiro de oito empresas produtoras, como resultado de melhoria em sua eficiência, maiores níveis de produtividade, menores custos operacionais, redução na mão-de-obra e retomada dos investimentos.

Movimentos Recentes na Indústria
A siderurgia, por ser uma indústria de base e ter irradiações por várias cadeias produtivas, sempre desempenhou papel estratégico no desenvolvimento das economias, e por isso esteve sob a proteção do poder público. Na maior parte dos países, surgiu como estatal, ou então foi estatizada. Com a crise que se abateu sobre a indústria siderúrgica a partir dos anos 80, surgiu a necessidade de reformulação e reestruturação do setor. Começaram a ganhar força então, os primeiros movimentos favoráveis à privatização.

09.02 - CARACTERÍSTICA DO SETOR DE ATUAÇÃO

No Brasil, cada empresa buscou seu próprio caminho na busca dos menores custos e na melhoria dos processos produtivos. Assim, cada uma delas tomou decisões diferenciadas quanto à

verticalização para as fases iniciais ou finais do processo produtivo. Paralelamente, optaram por parcerias e alianças estratégicas com diferentes empresas (envolvendo ou não controle de capital). Recentemente, vários movimentos vêm ocorrendo. A associação entre Usinas Siderúrgicas de Minas Gerais S.A. ("Usiminas") e Companhia Siderúrgica Paulista ("Cosipa") representa o primeiro esforço da siderurgia privatizada de ganhar escala frente aos concorrentes internacionais. A recente inauguração de um novo laminador de tiras a frio na planta da Usiminas, associada à inauguração da *joint venture* com a Nippon Steel para produção de zincados por imersão a quente, a Unigal, representam importantes novas capacidades no mercado brasileiro.

Além disso, tem sido marcante a entrada de empresas estrangeiras. No segmento de não-planos, é notável a venda da Aços Villares para a espanhola Sidenor, e da Mannesmann para a francesa Vallourec. Em contrapartida, a internacionalização do grupo Gerdau, principalmente através da aquisição da americana Ameristeel, representa uma importante movimentação em sentido inverso. No segmento de planos, a entrada do grupo Usinor na Acesita modificou substancialmente o jogo de forças no tabuleiro siderúrgico do mercado doméstico. Com este movimento, a Usinor tornou-se indiretamente também a controladora da CST, que se lançará no mercado de bobinas laminadas a quente (provavelmente com o novo conceito de TGHR, isto é, *Thin Gauge Hot Rolled*, que poderá ser um substituto do laminado a frio) a partir de 2002. Além disso, está sendo construída em Santa Catarina a Vega do Sul, outra importante *joint venture* entre Usinor, Dofasco (Canadá), Gestamp (Espanha) e CST, para produção de 800 mil t/ano de laminados a frio, dos quais 400 mil t/ano serão transformados em produtos galvanizados a quente. O início das operações da Vega do Sul está previsto para início de 2003.
Por fim, é preciso falar das novas capacidades colocadas pela própria Controladora. Além das modernizações ocorridas na Usina Presidente Vargas, que possibilitarão aumento de produtividade e capacidade, a Controladora está se lançando em dois importantes empreendimentos: (i) a GalvaSud, *joint venture* com a Thyssen-Krupp Stahl AG da Alemanha ("Thyssen") em Porto Real, para produção de laminados zincados (350kt/ano) tendo a indústria automotiva como principal mercado, que, além da galvanizado por imersão a quente, contará com um centro de serviços destinado ao corte e à produção de *blanks* soldados a *laser*, e (ii) a CISA, cujos principais mercados serão a construção civil e a indústria de utilidades domésticas e comerciais, que também contará com um laminador de tiras a frio e uma linha de galvanização por imersão a quente, e introduzirá no mercado nacional promissores novos produtos, como o pré-pintado e o galvalume, contando com um importante centro de serviços.

Matéria-Prima
Uma das principais vantagens competitivas do Brasil é o baixo custo da matéria prima disponível para a siderurgia. O Brasil possui, em abundância, grande quantidade de minério de ferro de boa qualidade, extraído principalmente no Estado de Minas Gerais. O custo do minério de ferro brasileiro é de aproximadamente 1/3 do valor do minério no Japão, Europa Ocidental, Estados Unidos e Coréia do Sul. Todo o carvão mineral é importado, já que os suprimentos domésticos são considerados de baixa qualidade. Se por um lado há grande abundância de carvão vegetal, por outro lado as medidas de controle ambiental estão induzindo usinas integradas que empregam carvão vegetal a abandonarem essa prática, passando a importar carvão mineral.

09.02 - CARACTERÍSTICA DO SETOR DE ATUAÇÃO

Importações e exportações
Com relação ao comércio exterior, em 2001 as exportações brasileiras atingiram cerca de 9,3 milhões de toneladas, no valor de US$2,3 bilhões, o que representou uma redução de 3% em peso e de 18% em valores, dada a desvalorização cambial em 2001.

As importações, ao contrário, vêm apresentando acréscimo, alcançando 1,1 milhão de toneladas em 2001, no valor de US$0,6 bilhão, representado aumento de 17% e 69%, respectivamente, em relação a 2000 e 1999, decorrentes, principalmente, da contração de alguns mercados.
Já o mercado interno teve um acréscimo de 5% neste período. Devido a essa expansão do mercado consumidor, o consumo de 15,7 milhões de toneladas foi o maior já registrado no Brasil. Essa expansão se deve ao fato do PIB ter crescido 1,5% em 2001.
O mercado brasileiro está em franca modernização. A abertura da economia impôs uma série de medidas voltadas à melhoria da qualidade e preço dos produtos e a siderurgia sentiu intensamente os efeitos desse processo, tanto no mercado externo, em competição direta com concorrentes estrangeiros, quanto no mercado interno, na busca por novos consumidores e na produção de novos tipos de aço que outrora eram importados. Os aprimoramentos vão além, chegando à obtenção de certificados ISO 9000 e à criação de associações de usinas brasileiras em projetos internacionais como o do ULSAB ("Ultra Light Steel Automobiles Body ").
O Brasil vem desempenhando importante papel no mercado exportador, principalmente como um exportador de produtos semi-acabados. A indústria de aço brasileira progrediu no sentido de ampliar sua capacidade de produção de produtos de maior valor agregado. Além disso, as exportações de produtos acabados do Brasil vêm diminuindo continuamente nestes últimos anos, como uma resposta ao aumento de uma demanda doméstica desses produtos. As exportações brasileiras de produtos de aço semi-acabados totalizaram 6,2 milhões de toneladas em 2000 e 6,4 milhões em 2001, o que representou 65% e 69% do total das exportações para ambos os períodos, respectivamente.
As economias em desenvolvimento, como a da China, estão aumentando sua própria capacidade de produção, tornando-se grandes importadores de aço desde a última década. O Brasil, com sua grande capacidade de produção de aço e tradição como um exportador global, tem exportado de forma consistente uma substancial parte de sua produção. As vendas de produtos de aço do Brasil totalizaram 24,3 milhões de toneladas em 2000 e 25,0 milhões de toneladas em 2001, o que excedeu a demanda doméstica de 14,9 milhões de toneladas e 15,7 milhões de toneladas em 9,6 milhões de toneladas e 9,3 milhões de toneladas, respectivamente.

Oferta e demanda de aço
Os preços do aço são sensíveis às alterações na demanda local e internacional, que, por sua vez, são afetadas pelos ciclos econômicos, nacionais e internacionais, e a capacidade de produção disponível, tal como a abertura de uma nova usina. Embora o preço de exportação do aço (que é determinado em dólares norte-americanos) seja o preço à vista *spot*, não existe intercâmbio na comercialização de aço ou preços uniformes. Diferentemente de outros produtos básicos, o aço não é propriamente uma *commodity* devido a enormes diferenças em termos de forma, composição química, qualidade e especificações, todas elas com impacto sobre os preços. Muitas companhias (inclusive a Controladora) oferecem descontos em seus preços de tabela para clientes habituais, estabelecendo preços reais de transação difíceis de determinar.
Em geral, os preços de exportação são inferiores aos preços para o mercado interno, pois o mercado internacional é mais competitivo e os custos e tarifas de transporte, mais elevados. Por este motivo, os produtores brasileiros de aço geralmente preferem vender seus produtos no mercado interno. Como a produção de produtos de aço no Brasil supera a demanda interna, os

09.02 - CARACTERÍSTICA DO SETOR DE ATUAÇÃO

produtores brasileiros de aço precisam exportar uma significativa porcentagem da produção. A parcela de sua produção que é exportada é afetada pela demanda interna e os preços que possam ser obtidos nos mercados internacionais. As flutuações de câmbio podem, entretanto, gerar preços de exportação mais altos, o que iria de encontro ao incentivo aos produtores brasileiros para vender seus produtos no mercado interno.

Consumo

Laminados Planos

De 1996 a 2001, o mercado brasileiro de produtos siderúrgicos planos vem crescendo a uma taxa média anual de 4,7%. Este número representa na realidade o consumo aparente, que é definido como sendo o somatório das vendas internas e das importações.

Laminados a Quente

Em se tratando dos laminados a quente, incluindo as bobinas grossas, o consumo aparente entre 1996 e 2001 alcançou crescimento médio de 7,4% ao ano.

Laminados a Frio

Para os laminados a frio, o consumo aparente manteve-se estável entre 1996 e 2001. Deve-se levar em conta o efeito substituição entre os laminados a frio e os revestidos (galvanizados).

Laminados Zincados

Para os aços zincados (total obtido pelos processos de imersão a quente e eletrodeposição), a taxa histórica de crescimento de 1996 a 2001 é de 10,3% ao ano.

Folhas Metálicas

Para folhas metálicas, o consumo também manteve-se estável para o período de 1996 a 2001.

1.3 - O Mercado Latino Americano

O mercado latino americano é um dos mais promissores do mundo, uma vez que apresenta crescimento muito superior ao de mercados de outras regiões, perdendo apenas para o chinês, e cresceu a uma taxa de 4% em 2000 e 2001.

Dentro da América Latina, a América do Sul responde por 72,5% da produção total de aço, além disso, nela estão presentes os maiores índices de crescimento na produção de aço em relação a 2000. Tais índices são fruto do processo de privatização, que se iniciou no início da década de 90, do baixo custo da mão-de-obra e da proximidade das reservas minerais das unidades produtoras, no caso de Brasil e Peru.

Destaca-se na América do Sul a produção brasileira, que responde por cerca de 71% da produção do subcontinente. Da produção brasileira de aço, 9 milhões de toneladas, ou US$2,3 bilhões, são destinados ao mercado externo, ou seja, 35% do aço produzido no Brasil é exportado (principalmente para os EUA e Ásia), o que faz com que o Brasil seja o nono produtor mundial de aço e o décimo exportador mundial, pois nossa indústria doméstica não absorve a totalidade da produção siderúrgica.

A Controladora, isoladamente, responde por 37,5% das necessidades de produtos siderúrgicos do mercado brasileiro, 32% das necessidades do mercado automobilístico e 56% das necessidades do mercado de eletrodomésticos e materiais eletro-eletrônicos.

09.02 - CARACTERÍSTICA DO SETOR DE ATUAÇÃO

2 - ANÁLISE E DISCUSSÃO DA ADMINISTRAÇÃO A RESPEITO DAS DEMONSTRAÇÕES FINANCEIRAS

As demonstrações financeiras da Controladora foram elaboradas em consonância com os princípios da Lei nº 6.404/76.
Para 1999, 2000 e 2001, a Controladora não utilizou o método de correção monetária integral para preparar suas Demonstrações Financeiras, conforme faculta a Instrução CVM n.º 248, de 29 de março de 1996, e o Parecer de Orientação CVM n.º 29, de 11 de abril de 1996.

2.1 - Comparações entre os Exercícios Sociais findos em 31 de dezembro de 1999, 31 de dezembro de 2000 e 31 de dezembro de 2001

Em Milhões de Reais	Em 31 de dezembro de 1999	2000	Alteração percentual 2000 1999	Em 31 de dezembro de 2001	Alteração percentual 2001 2000
Receita Bruta de Vendas.....................	3.355	3.913	16,6	4.010	2,5
Deduções da Receita Bruta.......	(548)	(674)	(22,9)	(726)	(7,7)
Receita Líquida de Vendas........	2.807	3.239	15,4	3.284	1,4
Custo de Produtos Vendidos.....	(1.744)	(1.982)	(13,7)	(2.088)	(5,4)
Resultado Bruto....................................	1.063	1.257	18,3	1.196	(9,5)
Despesas/Receitas Operacionais	(768)	436	156,8	(905)	(307,5)
Com Vendas..............................	(152)	(156)	(2,6)	(123)	21,0
Gerais e Administrativas...........	(171)	(193)	(12,9)	(212)	(9,8)
Outras Receitas/(Despesas) Operacionais líquidas...............	(19)	(60)	215,8	(159)	(165,0)
Financeiras................................	232	(179)	(177,2)	(448)	(150,3)
Despesas Financeiras..............	(333)	(411)	(23,4)	(508)	(24,0)
Receitas Financeiras...............	565	232	(58,9)	60	(74,1)
Var. Monet/Cambiais líquidas....	(446)	(395)	11,4	(442)	(11,9)
Resultado da Equivalência Patrimonial................................	(212)	1.419	769,3	479	(66,2)
Resultado Operacional.............	295	1.693	473,9	291	(82,8)
Resultado Não Operacional......	63	58	(7,9)	(5)	(108,6)
Resultado Antes da Tributação/ Participações............................	358	1.751	389,1	286	(83,7)
Provisão para Contribuição Socia	9	(54)	(700)	5	109,2
Provisão para Imposto de Renda	(35)	(57)	(62,9)	5	108,8
Lucro do Exercício.......	332	1.640	394,0	296	(81,9)
EBITDA	1.101	1.297	17,8	1.272	(1,9)

09.02 - CARACTERÍSTICA DO SETOR DE ATUAÇÃO

2.2 Desempenho Operacional e Financeiro de 2000 X 2001

Controladora

Produção e Custo

Como conseqüência das reformas dos equipamentos de produção - Alto-Forno nº 3 (AF-3) e Laminador de Tiras a Quente nº 2 (LTQ-2) – em 2001 produzimos 4,0 milhões de toneladas de aço bruto e 4,1 milhões de toneladas de laminados (medidas nas saídas do lingotamento contínuo e do laminador de tiras a quente, respectivamente, o que difere da entrada em estoque, em decorrência das perdas normais do processo). Comparadas ao ano anterior, a produção de aço bruto caiu 0,7 milhão de toneladas e a de laminados 0,5 milhão de toneladas. Por outro lado, a alta produtividade do alto forno após a reforma vem proporcionando ganhos de escala e menor utilização de sucata externa na aciaria. Adicionalmente, a capacidade nominal de produção ao ano da CSN foi aumentada, em 2002, para 5,4 milhões de toneladas de aço bruto e para 5,1 milhões de toneladas de laminados. Ao final de 2002 está capacidade chegará a 5,8 milhões de toneladas de aço bruto e 5,4 milhões de toneladas de laminados.

A produtividade média, apurada por tonelada de aço bruto por homem/ano, cresceu 19% nos últimos cinco anos. Este crescimento reflete o esforço de redução de custos, reestruturação interna e os investimentos feitos nesse período com o objetivo de otimização de processos e agregação de valor aos produtos. Em 2001, a queda registrada é conseqüência da menor produção de aço bruto devido à reforma do AF-3.


621
683
701
646
1997
1998
1999
2000
2001
Produção de Aço Bruto
Produtividade (t/h/ano)

Na análise da composição dos custos totais de produção, destacamos a maior participação da placa adquirida, devido à parada do AF-3, a redução no consumo de energia elétrica fornecida pela Light, em razão do maior suprimento pela Central de co-Geração Termoelétrica (CTE) e, finalmente, uma queda no percentual dos gastos gerais de fabricação, sobretudo os referentes à manutenção.

Composição do Custo Total de Produção


2000
18%
34%
25%
1%
13%
9%
Matéria-prima
Placa adquirida
Mão-de-obra
Energia e Combutíveis
Custos Gerais
Depreciação
2001
17%
34%
20%
11%
6%
12%

09.02 - CARACTERÍSTICA DO SETOR DE ATUAÇÃO

Vendas, Receita e Custo dos Produtos Vendidos

O volume vendido de produtos laminados e semi-acabados (placas) em 2001 foi de 4 milhões de toneladas, 0,3 milhão a menos que em 2000, queda concentrada nas exportações de laminados a quente. O volume vendido no mercado interno foi superior em 13 mil toneladas, apesar da retração no mercado devido ao racionamento de energia e das reformas do LTQ-2 e do AF-3. Durante o período de obras e da retomada de operação do laminador houve uma menor disponibilidade de produtos acabados para a venda, o que ocasionou perda temporária de nossa participação em alguns mercados, porém com recuperação progressiva nos últimos meses do ano.

A receita líquida totalizou R$ 3,3 bilhões, em linha com o ano anterior – a queda no volume foi compensada pelos maiores preços praticados e pelo melhor *mix*. O aumento de preços, somado ao ganho com a desvalorização do real sobre a receita com exportações, respondem por uma melhora de R$ 256,4 milhões no lucro bruto. Adicionalmente, tivemos um *mix* de vendas de laminados de maior valor agregado, em função da participação de 44% de produtos revestidos, contra 42% em 2000, e da maior concentração no mercado interno.

Composição das Vendas no Mercado Interno por Unidade de Mercado


2000 – 3.259 mil t
13%
11%
17%
19%
40%
Automotivo
Construção Civil
Linha Branca e OEM
Embalagens
Grande Rede
2001 – 3.272 mil t
17%
11%
16%
20%
36%

Ainda no mercado interno, destacamos uma menor venda para o setor de grande rede, que foi compensada pelo maior atendimento ao setor automotivo. Nos dois casos estão refletidas transações comerciais com empresas do grupo CSN – Indústria Nacional de Aços Laminados – INAL S.A. (Inal) e GalvaSud S.A. (GalvaSud), respectivamente. Com relação à Inal, o menor volume foi decorrente da decisão de reduzir seus níveis de estoque. Já no caso da GalvaSud - empresa produtora de galvanizados voltada para o setor automotivo - esta variação reflete o início de sua operação comercial no primeiro trimestre de 2001.

Composição das Vendas no Mercado Externo por Região


2000 – 1.052 mil t
24%
27%
19%
19%
11%
Nafta
América Latina
Europa
Ásia
Outros
2001 – 711 mil t
38%
15%
20%
19%
8%

09.02 - CARACTERÍSTICA DO SETOR DE ATUAÇÃO

Ao final de 2001, voltamos a realizar exportação de placas, principalmente para os Estados Unidos e México, respondendo pelo aumento da participação do Nafta em nossas exportações. Com a maior produção proporcionada pelo AF-3, geramos um excedente desse produto que deverá continuar sendo absorvido pelo mercado externo, em linha com a estratégia de longo prazo da companhia.

O Custo dos Produtos Vendidos (CPV) totalizou R$ 2,1 bilhões, superior em R$ 106 milhões ao de 2000. Apesar de termos vendido menos, sofremos os efeitos das grandes reformas e da alta do dólar. Nossa menor produção, afetada principalmente pela parada dos equipamentos, levou a uma menor diluição de custos fixos, com efeito negativo estimado em R$ 78 milhões no custo dos produtos vendidos. Além disso, de modo a suprir as linhas de laminação durante a reforma do AF-3, foi necessário o consumo de placas externas, a custo superior ao interno. Em 2001 foram consumidas 571 mil t destas placas, contra 50 mil t em 2000. O custo adicional dessas placas, associado ao aumento dos preços de carvão, responderam por desvios negativos, parcialmente compensados por efeitos positivos do menor consumo de matérias-primas e da redução de *fuel rate* nos altos-fornos, sendo o efeito líquido estimado em R$ 28 milhões no custo dos produtos vendidos. O aumento de R$106 milhões representou um impacto de R$ 87 milhões no EBITDA, em relação àquele ano.

Registramos em 2001 um lucro bruto de R$ 1,2 bilhão, 5% abaixo do alcançado em 2000, em conseqüência do explicado anteriormente. A margem bruta da CSN foi de 36%, menor em 2,4 pontos percentuais (p.p.) em relação ao ano anterior.

Receitas e Despesas Operacionais

Nas despesas com vendas ajustamos a provisão para devedores duvidosos em função da melhor base de créditos, o que favoreceu o resultado operacional em R$ 29,5 milhões. Tivemos despesas administrativas maiores em R$ 19,2 milhões, em razão do maior pagamento de remuneração variável ao nosso corpo gerencial e do abono concedido a todos os empregados.

Por fim, ressaltamos o ressarcimento, não recorrente, do sinistro do LTF-2 em abril de 2000, que responde por um desvio negativo de R$ 46,9 milhões em relação a 2001.

Resultado Financeiro

O resultado financeiro (receita financeira menos despesa financeira e variação monetária/cambial líquida) foi negativo em R$ 890,0 milhões em 2001, R$ 316,6 milhões pior que o ano anterior, essencialmente em razão do comportamento da taxa de câmbio nesse período. A cotação do dólar fechou o ano em R$ 2,32, com uma variação cambial acumulada de 18,7%. Até junho já tínhamos acumulado uma perda cambial de cerca de R$ 1 bilhão referente ao principal da dívida em moeda estrangeira. Frente a este cenário e à perspectiva de desvalorização contínua da moeda nacional, decidimos aumentar nossa proteção cambial através de operações com derivativos. Esta estratégia demonstrou ser eficaz até outubro, quando a cotação do dólar fechou a R$ 2,71. A queda na taxa de câmbio em novembro e dezembro, no entanto, reverteu os ganhos conquistados com as aplicações financeiras até então. A exemplo do ocorrido em 1999, foi permitido às companhias abertas diferir eventuais perdas decorrentes da desvalorização do real, por um prazo máximo de 4 anos. Optamos pelo diferimento, conforme as Deliberações CVM n°s 404/01 e 409/01, e registramos um saldo de R$ 494,3 milhões

09.02 - CARACTERÍSTICA DO SETOR DE ATUAÇÃO

em 31/12/2001, líquido dos efeitos fiscais, que será amortizado até 2004. Adicionalmente, apresentávamos um saldo remanescente nesta mesma data de R$ 70,9 milhões, também líquido, referente ao diferido registrado em 1999 conforme a Deliberação CVM nº 294/99. Em 2001 totalizamos uma amortização de R$ 739,3 milhões, referente a ambos os diferimentos.

Resultado das Participações Societárias

Na comparação com 2000 a queda de R$ 939,5 milhões no resultado de equivalência patrimonial é fruto, principalmente, do ganho de R$ 1,2 bilhão na alienação de participações na Light – Serviços de Eletricidade S.A (Light) e Valepar S.A. (Valepar) por subsidiárias integrais naquele ano. Este efeito foi parcialmente compensado pelo lucro com a venda de energia elétrica em 2001, através da CSN Energia S.A (CSN Energia), controlada da CSN. Mesmo com o racionamento, nossos investimentos estratégicos no setor de energia elétrica, ao longo dos últimos anos, garantiram não *apenas o suprimento da UPV, como também permitiram a geração de excedentes desse insumo,* com um impacto positivo de R$ 376 milhões no resultado de equivalência patrimonial, em relação a 2000.
A alta do dólar foi outro item que influenciou o resultado de equivalência. No conjunto das coligadas e controladas, este efeito foi favorável, uma vez que a conversão dos saldos dos investimentos em dólar (empresas *offshore*) gerou um ganho de variação cambial superior às perdas registradas por investidas nacionais que detêm passivos expostos à moeda norte-americana. Podemos destacar, neste último caso, as empresas CSN Indústria de Aços Revestidos S.A (CISA) e MRS Logística S.A. (MRS), ambas com endividamento relacionado aos seus planos de investimentos.

Imposto de Renda e Contribuição Social

Uma maior deliberação de juros sobre o capital próprio em 2000 proporcionou um crédito superior em R$ 200,5 milhões de imposto de renda e contribuição social sobre o lucro em relação a 2001.

Destacamos também um impacto negativo no valor de R$ 177,8 milhões relativo à despesa, em 2001, de imposto de renda e contribuição social sobre lucros acumulados em subsidiárias no exterior. Esse impacto foi parcialmente compensado pela base de cálculo reduzida, em face do menor resultado do ano.

Lucro Líquido e EBITDA

Alcançamos um lucro líquido de R$ 296 milhões em 2001, resultado impactado negativamente pelas flutuações do dólar ao longo do ano, principalmente no último trimestre.

Na comparação com 2000, ano em que atingimos um lucro recorde de R$ 1,6 bilhão, a queda do resultado deve-se, principalmente, ao ganho não recorrente com a venda das participações na Light e Valepar, naquele ano.


EBITDA (R$ milhões)
Margem EBITDA (%)
33
35
39
40
39
836
857
1.101
1.297
1.272
1997
1998
1999
2000
2001

09.02 - CARACTERÍSTICA DO SETOR DE ATUAÇÃO

Apesar dos efeitos das grandes reformas do AF-3 e do LTQ-2, o EBITDA, indicador da geração operacional de caixa, atingiu mais uma vez a marca de R$ 1,3 bilhão, correspondendo a 39% da receita líquida – uma das margens mais elevadas do setor.

Destinação de Resultados

Para o exercício social findo em 31 de dezembro de 2001, a proposta para a destinação dos resultados, ajustados pela realização da reserva de reavaliação, é a seguinte: retenção de R$ 186,4 milhões, sendo R$ 14,8 milhões para constituição de reserva legal e R$ 171,6 milhões para a reserva de investimentos, e a proposição de juros sobre capital próprio no valor de R$ 90 milhões, adicionais aos R$ 130 milhões deliberados e pagos em junho de 2001, totalizando R$ 220 milhões a serem atribuídos ao dividendo mínimo obrigatório.

Valor Adicionado

Em 2001 o valor adicionado totalizou R$ 2,5 bilhões, apresentando uma distribuição diferente em relação a 2000, principalmente devido à deliberação expressiva de dividendos e juros sobre o capital próprio, proporcionada pelo lucro recorde daquele ano.


2000
10%
10%
23%
33%
24%
Pessoal e encargos
Impostos, taxas e contribuições
Juros e variação cambial
Juros sobre capital próprio / dividendos
Lucros retidos / prejuizos do exercicio
2001
9%
3%
15%
40%
33%

Consolidado

Receita Líquida

A receita líquida consolidada em 2001 alcançou R$ 4,0 bilhões, R$ 698,2 milhões acima do registrado na controladora. Esta variação é principalmente explicada pela venda de excedentes de energia, realizada pela CSN Energia, no montante de R$ 545 milhões.

No consolidado, a participação de revestidos sobre o total das vendas de laminados foi de 46%, 2 p.p. acima do atingido pela Controladora. Esta diferença deve-se ao fato de que a GalvaSud compra laminados a frio da CSN para produção e venda de zincados.

09.02 - CARACTERÍSTICA DO SETOR DE ATUAÇÃO

Lucro Líquido e EBITDA

Em 2001 apuramos um lucro líquido consolidado de R$ 299,8 milhões, em linha com o resultado da Controladora, porém menor em R$ 1,5 bilhão em relação a 2000. Esta queda reflete, essencialmente, a variação do lucro líquido na Controladora explicada anteriormente.

O EBITDA consolidado, por sua vez, atingiu R$ 1,7 bilhão em 2001, com uma margem de 43% sobre a receita líquida. Este valor supera o EBITDA da Controladora em R$ 426,5 milhões, como efeito principal do resultado com a venda de energia elétrica pela CSN Energia. Pelo mesmo motivo, o EBITDA consolidado melhorou R$ 369 milhões em comparação a 2000.

2.3 - Balanço Patrimonial

Balanço Patrimonial da Controladora em 31 de dezembro de 2001 (Em milhares de reais)

ATIVO	2001	2000	PASSIVO	2001	2000
CIRCULANTE	**2.339**	**5.826**	**CIRCULANTE**	**3.621**	**4.019**
CAIXA E APLIC. FINANCEIRAS	379	1.188	EMPRÉSTIMOS E FINANC.	2.507	1.220
CONTAS A RECEBER	655	616	FORNECEDORES	665	471
ESTOQUES	624	613	IR/CS DIFERIDOS	197	116
IR E CS DIFERIDOS	134	252	DIVIDENDOS E JCP	90	1.588
TÍTULOS A RECEBER VENDA INVESTIMENTOS		2.962	OUTROS	463	624
OUTROS	548	195			
REALIZÁVEL A LONGO PRAZO	**1.992**	**877**	**EXIGÍVEL A LONGO PRAZO**	**5.559**	**5.712**
CRÉDITOS COM CONTROLADAS	643	215	EMPRÉSTIMOS E FINANC.	3.171	3.473
DEPÓSITOS JUDICIAIS	367	301	IR/CS S/RESERVA DE REAVAL.	1.215	1.233
OUTROS	982	361	DÍVIDAS COM CONTROLADAS	696	622
			OUTROS	477	384
PERMANENTE	**10.002**	**8.774**	**PATRIMÔNIO LÍQUIDO**	**5.153**	**5.746**
INVESTIMENTOS	1.226	1.087	CAPITAL SOCIAL INTEGRALIZADO	1.681	1.681
IMOBILIZADO	7.760	7.323	RESERVA DE CAPITAL	1	1
DIFERIDO	1.016	364	RESERVA DE REAVALIAÇÃO	2.310	2.383
			RESERVA DE LUCROS	1.161	1.244
			LUCROS ACUMULADOS		437
TOTAL	14.333	15.477	TOTAL	14.333	15.477

09.02 - CARACTERÍSTICA DO SETOR DE ATUAÇÃO

2.3a - Balanço Patrimonial

Balanço Patrimonial da Consolidado em 31 de dezembro de 2001

ATIVO	2001	2000	PASSIVO	2001	2000
CIRCULANTE	**2.851**	**6.273**	**CIRCULANTE**	**3.732**	**4.894**
CAIXA E APLIC. FINANCEIRAS	660	1.366	EMPRÉSTIMOS E FINANC.	2.728	2.086
CONTAS A RECEBER	936	375	FORNECEDORES	385	473
ESTOQUES	729	745	IR/CS DIFERIDOS	198	116
IR E CS DIFERIDOS	148	266	DIVIDENDOS E JCP	90	1.588
TÍTULOS A RECEBER VENDA INVESTIMENTOS		3.277	OUTROS	331	631
OUTROS	379	245			
REALIZÁVEL A LONGO PRAZO	**1.360**	**718**	**EXIGÍVEL A LONGO PRAZO**	**4.583**	**4.683**
CRÉDITOS COM CONTROLADAS	4		EMPRÉSTIMOS E FINANC.	2.843	3.072
DEPÓSITOS JUDICIAIS	372	304	IR/CS S/RESERVA DE REAVAL.	1.216	1.233
OUTROS	984	414	DÍVIDAS COM CONTROLADAS		
			OUTROS	524	378
PERMANENTE	**9.221**	**8.290**	**PATRIMÔNIO LÍQUIDO**	**5.118**	**5.704**
INVESTIMENTOS	26	348	CAPITAL SOCIAL INTEGRALIZADO	1.681	1.681
IMOBILIZADO	8.118	7.554	RESERVA DE CAPITAL	1	1
DIFERIDO	1.078	388	RESERVA DE REAVALIAÇÃO	2.310	2.383
			RESERVA DE LUCROS	1.126	1.019
			LUCROS ACUMULADOS		620
TOTAL	13.433	15.281	TOTAL	13.433	15.281

2.4 - Análise da Capacidade de Pagamento da Controladora em face dos seus Compromissos Financeiros

Na análise da dívida consolidada da controladora, devem ser considerados os seguintes aspectos:
as demonstrações financeiras consolidadas abrangem as demonstrações financeiras da Controladora e das seguintes empresas controladas: CSN Iron, S.A. ("CSN Iron"), CSN Steel II, S.A. ("CSN Steel II"), CISA, FEM – Projetos Construções e Montagens S.A. ("FEM"), INAL, CSC – Cia Siderúrgica do Ceará ("CSC"), CSN Energia, CSN Participações Energéticas S.A. ("CSN Participações"), CSN I S.A. ("CSN I"), GalvaSud, Nordeste Energia Participações S.A. ("Nepar"), Sepetiba Tecon S.A. ("Tecon") e, a partir de 2000, das controladas no exterior CSN Overseas, CSN Steel Corp. ("CSN Steel"), CSN Islands, Energy I Corp. ("Energy I"), CSN Energy Corp. ("Energy"), CSN Cayman Ltd. ("CSN Cayman") e CSN Panama, S.A. ("CSN Panama"); e
os saldos contábeis das empresas controladas no exterior, que são preparados de acordo com os princípios contábeis norte-americanos geralmente aceitos (US GAAP), foram convertidos para reais utilizando-se a cotação do dólar norte-americano na data das demonstrações financeiras. Os

09.02 - CARACTERÍSTICA DO SETOR DE ATUAÇÃO

financiamentos consolidados e da Controladora apresentam a seguinte posição (em milhões de reais):

	Consolidado			Controladora		
	31/12/99	31/12/00	31/12/01	31/12/99	31/12/00	31/12/01
CURTO PRAZO	2.629	2.086	2.729	1.159	1.220	2.507
Moeda Nacional	77	66	67	98	92	97
BNDES/FINAME	66	63	62	71	63	62
Outros	11	3	5	27	29	35
Moeda Estrangeira	2.553	2.020	2.662	1.061	1.128	2.410
Pré-pagamento	388	59	394	576	375	394
Securitização	110	107		110	107	72
Euronotes	5	52	846	9	37	857
Bridge Loan	820	-		-		-
Commercial Paper	819	1.030	328	-		-
BNDES/FINAME	44	52	59	44	52	59
Importações Financ.	259	483	825	259	483	825
Eximbank – Japão	19	21		19	21	25
Outros	89	215	210	44	52	178
LONGO PRAZO	1.933	3.072	2.842	2.469	3.473	3.171
Moeda Nacional	149	160	175	147	97	39
BNDES/FINAME	147	97	39	147	97	39
Outros	2	63	136	-	-	-
Moeda Estrangeira	1.784	2.912	2.667	2.322	3.376	3.132
Pré-pagamento	27	342	406	101	342	406
Securitização	196	108	-	196	108	56
Commercial Paper			766			
Euronotes	656	1.436	184	1.073	1.859	1.392
BNDES/FINAME	532	660	736	532	660	736
Importações financiadas	101	98	223	101	98	223
Eximbank – Japão	181	157		181	157	139
Outros	91	111	352	138	152	180
TOTAL DA DÍVIDA	4.562	5.158	5.571	3.628	4.693	5.678
(-) DISPONIBILIDADES	1.477	1.366	671	1.358	1.211	398
Caixa e Bancos	30	39	60	14	8	35
Fundo de Investimentos	1.311	1.136	450	1.311	1.141	201
Aplicações no exterior	119	77	30	19	24	
Renda Fixa	17	114	120	14	15	143
Debêntures			11		23	19
DÍVIDA LÍQUIDA	3.085	3.792	4.900	2.270	3.482	5.280

09.02 - CARACTERÍSTICA DO SETOR DE ATUAÇÃO

Os relatórios da Controladora e Consolidado encontram-se auditados.

Em 30 de setembro de 2001, aproximadamente 100% da dívida líquida e da posição de caixa da Controladora estavam protegidos, através de instrumentos financeiros de *hedge*, contra flutuações do dólar em relação ao real.

Endividamento Líquido

A dívida líquida consolidada de R$ 4,9 bilhões (US$ 2,1 bilhões) em dezembro de 2001, foi superior em R$ 1,1 bilhão em relação à posição ao final de 2000. Este acréscimo tem como principal justificativa a correção do principal exposto à moeda norte-americana, cuja cotação aumentou R$ 0,365 em 2001, além da redução do saldo do caixa.

O fluxo de caixa líquido consolidado em 2001 foi de R$ 705,2 milhões negativos, totalizando um saldo ao final do ano de R$ 660,4 milhões. Destacamos como principais movimentações a entrada de R$ 3,3 bilhões referentes à liquidação financeira da venda de ações da Light e Valepar, e o pagamento de R$ 2,8 bilhões entre dividendos e juros sobre o capital próprio (referentes à deliberações em 2001 e 2000).

Outros itens relevantes na redução do caixa foram os expressivos investimentos que realizamos neste ano, concentrados nas reformas no AF-3 e LTQ-2, e os recursos disponibilizados para a recompra de US$ 287 milhões de *Euronotes* pela CSN Iron S.A. (Iron), em junho, e para a liquidação de securitização de US$109 milhões, em fevereiro.

Ressaltamos ainda as captações, em *US Commercial Papers*, de US$ 250 milhões em abril e de US$ 220 milhões em outubro, em substituição aos *Commercial Papers* de US$ 250 milhões e US$ 300 milhões liquidados em abril e agosto, respectivamente.

3 - DESEMPENHO FINANCEIRO E DE MERCADO

Solidez financeira

No final de dezembro de 2000, a posição de caixa da empresa era R$ 1,2 bilhão (US$ 699 milhões), dos quais uma grande parcela investida em títulos públicos federais com remuneração indexada ao dólar.

No mesmo período, a dívida total da empresa era de R$ 5,2 bilhões (US$ 2,64 bilhões), com prazo médio de pagamento de 3,7 anos e 96% denominada em moeda estrangeira. A dívida de curto prazo (incluindo linhas de *trade finance*) era de R$ 2,1 bilhões (US$ 1,07 bilhão), com custo total medido em dólares de aproximadamente 7% a.a.

Ao longo do ano a CSN refinanciou, com sucesso, seus dois programas de *US commercial paper* no mercado norte-americano (USCP), no total US$ 550 milhões. O prazo destas linhas de crédito, que têm como objetivo financiar operações de *trade finance*, foi de um ano, e o custo em dólares inferior a 8% a.a. A CSN foi a primeira empresa privada não financeira a utilizar esta estrutura no Brasil. Adicionalmente, em agosto de 2000, a Companhia captou no mercado internacional US$ 350 milhões em títulos com prazo de dois anos ao custo de aproximadamente 9,6% a.a. Originalmente a operação foi desenhada para atingir US$ 250 milhões, porém, tendo em vista a

09.02 - CARACTERÍSTICA DO SETOR DE ATUAÇÃO

excelente demanda pelos títulos, a empresa decidiu reabrir a operação e colocar no mercado US$ 100 milhões adicionais.

Reconhecimento do mercado
Em 2000, o mercado acionário não repetiu o excelente desempenho do ano anterior. O índice da Bolsa de Valores de São Paulo - Bovespa - acumulou queda de 10,7%, após ter obtido valorização de 152% em 1999. A inserção do Brasil na economia mundial pode ser observada pela comparação com o índice Dow Jones, da Bolsa de Nova York: valorização de 25,2% em 1999 e queda de 6,6% em 2000, desempenhos semelhantes aos do índice Bovespa.

As ações da CSN – cotadas por lote de mil ações – mostraram uma elevada correlação com a Bovespa: queda de 10,1% em 2000, após a forte valorização de 177%, em 1999. Após atingirem logo no dia 10 de janeiro sua cotação máxima – R$ 74,90 – o preço da ação não se sustentou ao longo do ano chegando, no dia 15 de maio, à cotação mínima do ano – R$ 39,10. A cotação média em 2000 foi de R$ 58,40 e a cotação de fechamento, do dia 28 de dezembro, foi de R$ 57,50.

Pode-se observar dois momentos distintos na performance das ações da CSN. No primeiro semestre, pressionadas pela queda dos preços internacionais do aço, bem como pelas perspectivas de um desaquecimento da economia mundial, as ações da CSN caíram 18%. No segundo semestre, os investidores passaram a reconhecer e valorizar o bom desempenho da empresa e a melhor definição de sua estratégia, consequência do processo de descruzamento societário com a CVRD. Neste período as ações tiveram valorização de 9,8%.

As ações da CSN tiveram um volume médio de negociação de mais de 100 milhões de títulos diariamente, distribuídos em mais de 24 mil negócios ao longo do ano. No último quadrimestre de 2000, a CSN foi o papel mais líquido da Bovespa, dentre as empresas do setor siderúrgico e na NYSE. Tal fato não ocorria desde fevereiro de 1994, período subsequente à privatização da empresa.

Desde 1997, a CSN negocia suas ações diretamente no pregão da Bolsa de Nova York (NYSE), através do programa de *ADR* nível II, custodiado no banco J.P. Morgan. Em 1999, a negociação com *ADR* representou 29% dos negócios totais realizados com ações da CSN na Bovespa e na NYSE. Em 2000, representou 34% do total negociado. Deste modo, o programa de *ADRs* da CSN cumpre o papel de atrair novos investidores, abrir novos mercados e melhorar a liquidez e a formação de preços das ações, inclusive na Bovespa.

Governança Corporativa
Através de uma política clara e consistente de transparência em todos os mercados onde atua, a CSN utiliza as melhores ferramentas existentes para a divulgação de informações e de Relações com Investidores. O objetivo é o aumento da liquidez das ações o que, no longo prazo, permitirá a criação de valor ainda maior para nossos acionistas, todos com direito a voto.

O Conselho de Administração em 31 de dezembro era composto por 11 membros, eleitos simultaneamente na Assembléia Geral Ordinária (AGO), para um mandato de dois anos, e que se reúne mensalmente para discutir e estabelecer os negócios e as estratégias da Companhia. A Diretoria de Auditoria Interna se reporta diretamente ao Conselho de Administração.

09.02 - CARACTERÍSTICA DO SETOR DE ATUAÇÃO

4 – PRODUÇÃO INTEGRADA

Uma das maiores vantagens competitivas da CSN é a integração de suas operações de mineração, produção industrial, escoamento e distribuição. Como a empresa controla e realiza todas as etapas de produção do aço – das minas próprias ao escoamento dos produtos finais -, são geradas efetivas oportunidades de aumentar a produtividade e operar com um dos menores custos do mercado mundial.

Excelência em Logística

A eficiência logística foi reforçada com a entrada parcial em operação do Terminal de Contêineres do Porto de Sepetiba-Tecon, uma associação com a Companhia Vale do Rio Doce. Em 2000, o Terminal realizou as primeiras movimentações de contêineres e veículos, além da exportação de 461 mil toneladas de produtos siderúrgicos, o que representa um crescimento significativo em relação às exportações em 1999, que totalizaram 87 mil toneladas. O Tecon estará operando plenamente até meados de 2001, com o começo das atividades dos portêineres e a conclusão das obras civis, consolidando-se no mercado de movimentação e logística de contêineres do Brasil.

A MRS Logística S.A, empresa na qual a CSN detém 32% do capital social, opera a antiga malha ferroviária do Sudeste e participa do sistema logístico de abastecimento e escoamento da siderúrgica. Além de transportar todo o minério de ferro de Casa de Pedra e o carvão e coque importados pelo Porto de Sepetiba até a Usina Presidente Vargas, a MRS interliga ainda a Usina aos portos do Rio de Janeiro e Sepetiba (por onde ocorrem as exportações da CSN), e ao Estado de São Paulo, principal mercado da companhia. Em 2000, a MRS Logística S.A. alcançou volume recorde de carga transportada de 66 milhões de toneladas, tendo sido a CSN responsável por cerca de 18% deste total. Em 1999 o volume transportado foi de 55 milhões de toneladas e a CSN respondeu por 22% deste total.

Mineração própria

A qualidade das matérias primas é outro componente importante. As minas de Casa de Pedra e de Arcos, em Minas Gerais, produzem respectivamente minério de ferro e fundentes metalúrgicos, abastecendo a Usina Presidente Vargas e assegurando sua auto-suficiência. No último ano foram transferidos para a Usina um total de 7,16 milhões de toneladas de minério de ferro e 2,37 milhões de toneladas de fundentes, contra 7,06 milhões e 1,74 milhão, respectivamente, em 1999. A atual capacidade de produção da Mina de Casa de Pedra é de 12,5 milhões de toneladas anuais e a de Arcos é de 4 milhões.

As reservas minerais de Casa de Pedra são expressivas em termos de volume, conferindo à mina a classificação do tipo *world class mine.*
Em seu conjunto, o baixo custo e a qualidade dos produtos garantem a produção e comercialização do aço a preços competitivos nos mercados doméstico e internacional.

09.02 - CARACTERÍSTICA DO SETOR DE ATUAÇÃO

Auto-suficiência energética
A alta performance da CSN requer adequado suprimento de energia. Além de uma central própria de co-geração termoelétrica, a empresa participa, ao lado de outros grupos empresariais, de dois importantes empreendimentos de geração de energia no país: as usinas hidrelétricas de Itá e Igarapava.

Com a antecipação da entrada em operação da terceira turbina de Itá, em outubro de 2000, a CSN atingiu a auto-suficiência em energia, ponto importante para tornar a empresa cada vez mais competitiva no mercado de aço. Localizada no rio Uruguai, na divisa entre o Rio Grande do Sul e Santa Catarina, a hidrelétrica de Itá tem capacidade instalada de 1450 MW e energia assegurada de 668 MW médios, dos quais 169 MW (29,5%) referem-se à participação da CSN através do Consórcio Itasa.

Igarapava, na divisa de Minas Gerais e São Paulo, possui capacidade instalada de 210 MW e energia assegurada de 126,5 MW médios, dos quais 21,7 MW referem-se à participação da CSN (17,9%). Esta usina opera desde janeiro de 1999, fornecendo energia para as minerações de Arcos e Casa de Pedra.

Foco em Siderurgia
Uma decisão fundamental tomada pela CSN em maio de 2000 foi a de concentrar sua atuação no negócio de siderurgia. A empresa decidiu desinvestir de negócios não mais estratégicos, vendendo sua participação na Light - Serviços de Eletricidade S.A. e na Valepar, *holding* controladora da Companhia Vale do Rio Doce.

Em dezembro de 2000 foram assinados os contratos de venda de ambas as participações. A participação de 9,18% na Light - Serviços de Eletricidade S.A., dos quais 7,32% do bloco de controle, foi vendida, através da subsidiária integral da CSN, a Energy I Corp, à EDF International S.A. (que adquiriu 70% das ações vendidas) e à AES Treasure Cove Ltd. (que adquiriu 30% das ações vendidas), subsidiária da AES Corporation, por R$ 708 milhões.

A venda da participação de 31,2% na Valepar à Bradespar S.A. ("Bradespar"), que adquiriu 26,5% das ações vendidas, à Bradesplan Participações S.A, que adquiriu 19,1% das ações vendidas e à Litel Participações S.A, que adquiriu os 54,4% das ações vendidas, ficou conhecida pelo mercado como "o descruzamento acionário", já que envolveu ainda a compra, por parte da Vicunha Siderurgia, das participações de 13,8% e 17,9% da Previ e da Bradespar, respectivamente, na CSN. O valor total da venda, pela Companhia, da sua participação na Valepar foi de R$ 2.570 milhões, cuja liquidação financeira ocorreu em 15 de março de 2001.

A Controladora tem o compromisso de agregar valor às ações de sua emissão, atendendo às demandas de seus clientes no Brasil e no exterior. Sua estratégia de negócios é tornar-se um competidor global no mercado siderúrgico mantendo sua posição como um dos principais produtores de aço de baixo custo no mundo com uma margem alta de EBITDA. Para alcançar este objetivo, a Controladora adotou as seguintes estratégias:
(I) - dar mais ênfase aos produtos de valor agregado, em particular, galvanizados, pré-pintados e folhas metálicas;
(II) - manter a Usina Presidente Vargas voltada principalmente para o mercado doméstico;
(III) - implantar uma estratégia de globalização cuidadosamente planejada, com exportações direcionadas a aplicações finais e necessidades do cliente. Com este fim, a Controladora poderá, em um futuro próximo, valer-se de seus ativos de infra-estrutura brasileiros (ou seja, minas, portos

09.02 - CARACTERÍSTICA DO SETOR DE ATUAÇÃO

e ferrovias) para incrementar o valor de produtos semi-acabados manufaturados no Brasil em países onde o mercado de aço está sendo atualmente alimentado por produtores de aço de alto custo;
(IV) - introduzir novas tecnologias e sistemas para aprimorar as informações da Controladora sobre tendências de clientes, concorrentes e da indústria; e
(V) - fornecer soluções aos clientes apoiada na qualidade de produtos e serviços.

Em busca dessas estratégias, a Controladora está:
otimizando e aumentando a sua capacidade de produção de aço, tanto através do aprimoramento contínuo das instalações de produção de aço existentes aumentando assim a fabricação de produtos de aço de margem mais alta e diversificação das aplicações de seus produtos, quanto através de outros investimentos que resultem em ampliação da capacidade instalada;
desenvolvendo investimentos *downstream*, produtos e nichos de mercado, tais como produção de *peças galvanizadas pré-cortadas, pré-estampadas e pré-pintadas principalmente para a indústria* automotiva, de linha branca e construção civil;
explorando os mercados de aço brasileiro e internacional com vistas a potencial expansão; e posicionando-se no mercado como uma companhia orientada para o cliente.
A Controladora vem implementando a sua estratégia de otimização e ampliação de sua capacidade de produção de aço através de seu Programa de Atualização Tecnológica para a usina de Volta Redonda. Os projetos concluídos segundo o Programa de Atualização Tecnológica são os seguintes:
(I) - a conversão para 100% de produção de lingotamento contínuo (finalizada em fevereiro de 1996);
a instalação de um sistema de injeção de carvão pulverizado PCI, que entrou em operação em julho de 1997;
a entrada em operação, em fins de 1998, de uma unidade de desgaseificação a vácuo e de um forno panela para melhorar a qualidade do aço e permitir à Controladora fornecer produtos de acordo com as especificações mais exigentes das indústrias automotivas e de embalagens;
(II) - entrada em operação, no primeiro trimestre de 1999 de uma nova máquina de lingotamento contínuo (n.º 4); e
(III) - entrada em operação em dezembro de 1999 de uma central de co-geração de termoelétrica de 238 MW, projetada para fornecer 50% das exigências atuais de energia da Usina Presidente Vargas, utilizando como combustível básico os gases de combustão gerados pela coqueria de alto fornos e instalações de processamento de aço da Controladora. Esta Cental Termoelétrica também produz vapor para as instalações de laminação e coqueria e ar soprado para os altos fornos.

A implementação da estratégia da Controladora quanto à ênfase em produtos de alto valor agregado conduzirá à criação ou à expansão da capacidade para os produtos galvanizados e pré-pintados principalmente para as indústrias automotivas, de linha branca e de construção civil. Os aspectos básicos incluem:
(I) a formação, em maio de 1998, da GalvaSud , um empreendimento conjunto com a Thyssen, para a produção de Galvanew®, lâminas de aço galvanizado e peças soldadas a laser e pré-estampadas para a indústria automotiva. A linha de galvanização, que alcançará uma capacidade anual de produção de 350 mil t, iniciou suas operações em dezembro de 2000; e
(II) a construção de uma usina no Paraná, CISA, para a produção de galvalume planos e conformados e produtos de aço pré-pintado, para as indústrias de construção civil e eletrodomésticos no Brasil. A usina tem uma capacidade planejada anual de 230 mil toneladas de

09.02 - CARACTERÍSTICA DO SETOR DE ATUAÇÃO

galvalume, 100 mil t/ano de produtos pré-pintados e 220 mil t/ano de bobinas desoxidadas além das bobinas exigidas pelo galvalume e fabricação de produtos pré-pintados.
Adicionalmente, a Controladora está explorando oportunidades para a produção e venda de folhas metálicas para a indústria de embalagens.

Em relação à sua estratégia de se tornar uma companhia voltada para o cliente, em novembro de 2000, a Controladora criou um setor comercial dividido em unidades de mercado dedicadas a setores específicos. Essas unidades, as quais implementarão a estratégia específica da Controladora para cada setor, estão interagindo com os clientes da Controladora para oferecer soluções personalizadas e desenvolver novos produtos de acordo com as necessidades dos clientes.

Foco no Cliente

Criadas em dezembro de 2000, as Unidades de Mercado de Embalagem, Construção Civil, Automotivo, Linha Branca & OEM (*Original Equipment Manufacturers*) e Grande Rede (distribuição) obtiveram, em seu primeiro ano de funcionamento, inúmeros avanços no sentido de estreitar o relacionamento com os clientes e consolidar a posição da CSN nesses segmentos.

Na Unidade de Mercado Automotivo implantamos o fornecimento "Just In Time" para algumas montadoras, por meio de filiais situadas em São Paulo e em Betim/MG. A partir da redução do *lead time* (tempo de entrega), ocorreram benefícios na qualidade de atendimento aos clientes e reduções em seus níveis de estoque. Além disso, foi consolidada a presença da GalvaSud, *joint venture* com a Thyssen-Krupp Stahl AG, na qual a CSN detém 51% do capital social, no mercado automotivo, viabilizada pelas certificações ISO 9001 e QS 9000 obtidas ao longo de 2001.

A captação de novos clientes foi um ponto marcante da Unidade de Mercado Construção Civil, em função do crescimento dos mercados de coberturas e painéis termo-acústicos em aço. Vale ressaltar, ainda, a intensificação da utilização do sistema construtivo em aço CSN na construção de casas, galpões e estabelecimentos comerciais. Foram construídas cerca de 130 unidades - um crescimento de 40% em volume, em relação a 2000. Destaca-se ainda o início das operações, em janeiro, do centro de serviços da CISA. Em setembro, as linhas de corte longitudinal e transversal atingiram o ritmo de sua capacidade nominal, ou seja, 60 mil e 35 mil toneladas anuais, respectivamente.

Na Unidade de Mercado Embalagens a CSN teve uma atuação mais ativa junto à cadeia produtiva. Isso possibilitou a introdução da embalagem de aço em novas aplicações industriais, tais como: café solúvel, óleo de canola e ração seca.

Na Unidade de Mercado Linha Branca & OEM foram implementadas as atividades de engenharia simultânea junto aos clientes, com a atuação de engenheiros residentes nas instalações industriais dos clientes e o sistema "Just In Time" de fornecimento. O centro de serviços da CISA também fornece soluções nesse segmento industrial.

Um importante marco alcançado em 2001 foi o mapeamento do destino final dos produtos vendidos pela CSN, através dos distribuidores, clientes da Unidade de Mercado Grande Rede. Este sistema permitirá conhecer as necessidades do consumidor final e estabelecer um relacionamento mais estreito com o mesmo. Destacamos também a inauguração da filial da CSN no Paraná, junto à CISA, que passou a atender com maior agilidade e proximidade os clientes estratégicos da região sul do País. Essa Unidade abrange, ainda, as atividades da Inal, controlada da CSN e segunda maior distribuidora de aços do Brasil. A Inal optou, em 2001, por transferir sua carteira de exportações para a CSN e concentrou todo o seu foco no mercado doméstico.

09.02 - CARACTERÍSTICA DO SETOR DE ATUAÇÃO

5 – INVESTIMENTOS

Modernização industrial

A CSN deu continuidade ao seu Programa de Atualização e Desenvolvimento Tecnológico, investindo R$ 461 milhões em Projetos de Melhoria e Implantação de Novos Equipamentos na sua planta em Volta Redonda. Desse total, cerca de R$ 84 milhões foram destinados a Projetos de Meio Ambiente na UPV, cumprindo o Termo de Ajustamento de Conduta firmado com o Governo do Estado do Rio no início do ano. Também foram concluídos dois dos mais importantes Projetos Ambientais: a Estação de Tratamento Biológico (ETB) e o Despoeiramento da Casa de Corrida do Alto Forno # 2, com custos totais, respectivamente, de R$ 27,2 milhões e R$ 8,4 milhões.

Quanto aos investimentos operacionais, os principais em andamento são as reformas e modernização do Alto Forno # 3 e do Laminador de Tiras a Quente, que representaram investimentos, em 2000, de R$ 136,2 milhões e R$ 62,1 milhões, respectivamente. Até a conclusão destes projetos, prevista para 2001, serão aportados mais R$ 410,7 milhões e, após investimentos adicionais na metalurgia, a capacidade de produção da planta em Volta Redonda poderá atingir até 6 milhões de toneladas de aço líquido.

Na reforma do AF-3, realizada em 97 dias, foram feitas alterações estruturais com base em novas tecnologias de resfriamento e na aplicação de refratários menores. Com o aumento de volume interno, o novo alto-forno passou a apresentar uma capacidade nominal expandida para produção de ferro-gusa que permitirá alcançarmos, até o final de 2002, a capacidade efetiva de 5,8 milhões de toneladas de aço bruto por ano. Os investimentos nesse empreendimento totalizaram R$ 395 milhões, dos quais R$ 219 milhões em 2001. A vida útil mínima prevista para o equipamento é de 20 anos.

Investimento estratégico

Em Araucária, no Paraná, prosseguiu a construção da planta da CISA, subsidiária integral da CSN, com investimento de R$ 46,8 milhões apenas em 2000. No início de 2001, entrou em operação o Centro de Serviços de corte e conformação. Ao final do projeto, em 2002, terão sido investidos US$ 222 milhões e a capacidade total de produção será de 550 mil toneladas de bobinas e chapas laminadas a quente e decapadas. Deste total, 330 mil toneladas serão de bobinas e chapas galvanizadas e das 330 mil, 110 mil toneladas serão de produtos de aço pré-pintados para Construção Civil e Utilidades Domésticas.

Ainda no último ano, destacou-se a inauguração em 15 de dezembro, da linha de galvanização da GalvaSud, *joint-venture* com a Thyssen Krupp Stahl, em Porto Real, estado do RJ, com capacidade de produção de 350 mil toneladas anuais de galvanizados, principalmente para a indústria automobilística. O investimento total, incluindo o Centro de Serviços, é de US$ 236 milhões.

09.02 - CARACTERÍSTICA DO SETOR DE ATUAÇÃO

Tecnologia de ponta
Na área de Tecnologia de Informação (TI) investiram-se, ao longo dos últimos três anos, cerca de R$ 127 milhões na modernização da infra-estrutura e parque de TI. Deste total, R$ 50 milhões foram destinados, em 2000, ao desenvolvimento de vários projetos a fim de preparar e garantir competitividade e maior qualidade dos processos, demandas, produtos e serviços. Outros R$ 55 milhões para investimento em 2001. Dentre os principais projetos, destacam-se:

Desenvolvimento do projeto Siga-PP, que contempla toda a área de Planejamento, Programação, Execução da Produção e Gestão da Qualidade, em continuação à primeira etapa de implantação do sistema integrado de gestão - SAP R/3, que viabilizará um novo modelo integrado de manufatura, no primeiro semestre de 2001.

Aprovação do Projeto E-Business que, a partir do segundo semestre de 2001, deverá implantar alguns módulos e soluções no ambiente Web/Internet, permitindo maior interação da CSN com clientes e fornecedores, com redução de custos, além de maior velocidade e qualidade nos processos de vendas e compras da CSN.

Conclusão do ante-projeto da Cadeia Logística que definiu os parâmetros para a implantação de um novo modelo de logística integrada de abastecimento e escoamento para a CSN e empresas controladas. O Projeto, já integrado ao novo modelo de manufatura, para o primeiro semestre de 2001 e término em agosto de 2002.

Considerando-se os investimentos dentro e fora da UPV, o montante alcançado é de R$ 1.038 milhões em 2001 contra R$ 909 milhões em 2000.

6 – PESQUISA E DESENVOLVIMENTO

A CSN tem investido de forma contínua e programada no aprimoramento de seus produtos e serviços, oferecendo a seus clientes soluções adequadas e de excelente performance.

Em 2000, as atividades de Pesquisa e Desenvolvimento tiveram um forte direcionamento para a criação de novos produtos e aplicações dos produtos CSN, buscando antecipar soluções para os clientes.

09.02 - CARACTERÍSTICA DO SETOR DE ATUAÇÃO

Proximidade com o cliente
Reestruturada para ofertar o melhor atendimento do mercado, atuando de forma cooperada e sinérgica com seus clientes, a CSN disponibiliza qualificados profissionais em seus Programas de Desenvolvimento. Entre as novidades, a empresa implantou a função do engenheiro residente, um especialista que acompanha permanentemente todo o processo de produção junto ao cliente, buscando otimizar as oportunidades de melhoria.

Na construção civil, por exemplo, foi montada uma equipe de engenheiros e arquitetos especializados que, com o apoio de grandes escritórios de engenharia, auxilia no planejamento e execução de projetos construídos em aço. A empresa aprimorou, ainda, o Sistema Modular de Construção CSN, buscando novas aplicações e consolidando o projeto, principalmente junto ao mercado de construções comerciais, com mais de 15.000 m2 de área construída.

Embalagens nobres
O grande destaque foi o desenvolvimento do aço para fabricação de latas de duas peças para bebidas carbonatadas. Esse mercado no Brasil é ainda incipiente, ao contrário de outros mercados como Europa e Ásia, contando o país apenas com uma fabricante dessas latas em aço, que utilizava 100% da sua matéria prima de aço importado. Durante o último ano, foram fornecidos pela CSN cerca de 25,4% do consumo anual de aço para essa aplicação no país e, atualmente, está em torno de 60%. A folha de aço para lata de duas peças é um dos produtos siderúrgicos mais nobres e de maior exigência de controle de processos e garantia de qualidade.

No mercado de embalagens para tintas, onde o aço tem uma participação de 99%, uma verdadeira revolução foi deflagrada pelo desenvolvimento das embalagens com o sistema *plus* de abertura/fechamento, que é patente internacional da Brasilata. Além do manuseio facilitado, este sistema oferece o triplo da resistência à pressão interna e a impactos externos (quedas).

Aços especiais
Também destaque no último ano foi a consolidação do desenvolvimento de Aços para Fins Elétricos de Média e Alta Perda, e o bem sucedido início dos testes de material de Baixa Perda. Esses produtos são utilizados em compressores e outros motores e transformadores.

Investimentos em pesquisa e desenvolvimento também têm orientado processos diferenciados para obtenção de aços de alta resistência e grande conformabilidade, que vão atender as necessidades e expectativas do mercado automobilístico atual.

Infra-estrutura
Logística
Em 2001, pelo quarto ano consecutivo desde o seu arrendamento, o Terminal de Carvão do Porto de Sepetiba (Tecar) atingiu o seu principal objetivo: reduzir o custo efetivo de movimentação de carvão e coque para a CSN. Isso foi possível graças ao melhor desempenho de suas atividades operacionais e ao incremento da prestação de serviços a clientes. Foram descarregadas 3,2 milhões de toneladas de carvão para uso da CSN, além de 1,2 milhão de toneladas de cargas para clientes diversos. Para 2002, além do permanente desafio de racionalização de custos, a expectativa é de diversificação das cargas e de um aumento de 20% no volume descarregado.

Sepetiba Tecon S.A. (Tecon), na qual a CSN possui participação direta e indireta de 50% e a CVRD os outros 50%, iniciou a implantação e o funcionamento de seus dois portêineres post-panamax no terminal de contêineres. Além de contêineres, o Tecon movimenta produtos

09.02 - CARACTERÍSTICA DO SETOR DE ATUAÇÃO

siderúrgicos, veículos e outras cargas gerais. A CSN vem consolidando o escoamento de suas vendas externas por intermédio desse terminal. Em 2001 escoamos por ele 465 mil toneladas, ou 65% do volume total exportado.

A MRS, ferrovia que passa pelos estados de Minas Gerais, Rio de Janeiro e São Paulo, e na qual temos uma participação de 32%, registrou mais uma vez volume recorde de carga transportada: 69 milhões de toneladas em 2001. A MRS é de vital importância na cadeia logística da CSN, pois leva até a Usina Presidente Vargas, em Volta Redonda, todo o minério de ferro de Casa de Pedra, assim como o carvão e o coque importados pelo Porto de Sepetiba. Além disso, a MRS também interliga a Usina ao porto do Rio de Janeiro e a importantes mercados da região Sudeste. Em 2001, a CSN transportou pela MRS cerca de 11 milhões de toneladas de matéria-prima e produtos finais, o que representa 16% do volume total transportado pela ferrovia.

Cerca de 53% de nosso volume vendido em 2001 foi feito via modal ferroviário. Considerando apenas a carga direcionada ao mercado externo, este número é ainda mais relevante: 97%. O escoamento de nossos produtos para clientes domésticos via ferrovia superou 40% do total em 2001, o que representa mais que o dobro do percentual de 1999, conforme se observa na tabela abaixo:

% do Total das Vendas Escoadas por Ferrovias


19%
25%
41%
88%
99%
97%
43%
48%
53%
1999
2000
2001
MI
ME
MI+ME

Energia

Além da implantação da CTE, em operação desde dezembro de 1999, a CSN detém participação em dois empreendimentos de geração de energia hidrelétrica: as usinas de Itá e Igarapava, e ainda mantém um contrato de compra de eletricidade com a Light até dezembro de 2005, da qual adquire parte da energia que consome, na condição de "consumidora cativa" daquela concessionária, estando sujeita, portanto, a tarifas reguladas pelo poder concedente.

Os excedentes de geração de energia elétrica são vendidos pela CSN Energia, controlada da Companhia responsável pela comercialização de energia, através de contratos bilaterais e no mercado de curto prazo, no âmbito do Mercado Atacadista de Energia (MAE).

No período de racionamento de energia, a CSN teve o contrato de fornecimento com a Light reduzido em 20%. No entanto, a CTE compensou essa diminuição, pois gerou não só energia suficiente para o atendimento à Usina, como para a venda de excedentes no mercado. Isso foi possível porque as reformas realizadas na Usina entre maio e julho contribuíram para reduzir acentuadamente o consumo de energia elétrica nos equipamentos de laminação. Nesse período, parte dos gases siderúrgicos foi substituída por gás natural, como combustível para a CTE. Com isso, a CSN Energia faturou, em 2001, R$ 566 milhões com a comercialização de energia elétrica,

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dos quais R$ 425 milhões por intermédio do MAE. Isso trouxe uma geração de caixa contábil (EBITDA) de R$ 424,7 milhões.

Dentro da estratégia de focar na siderurgia, decidimos alienar a participação acionária na usina de Itá. Os termos e condições dessa alienação estão sendo negociados e vão contemplar alternativas que visam assegurar o suprimento de energia elétrica da Companhia.

Também em função de sua atuação neste segmento, a CSN foi eleita a empresa do ano pela revista Exame.

Mineração

A mina de minério de ferro de Casa de Pedra foi uma das primeiras a receber a certificação ISO 14001 no Brasil, no final de 2001. Esse certificado representa a conscientização, controle e ação sobre os impactos que a atividade mineradora causa ao meio ambiente. A mina possui minério de ferro de excelente qualidade, com teor de pureza de até 68%, o que contribui para aumentar a competitividade da CSN, dado o forte impacto no custo final das placas.

Em 2001, 6,1 milhões de toneladas de minério foram destinadas à UPV e 4,3 milhões foram vendidas no mercado nacional. Em 2000, esses números totalizaram 7,2 milhões e 3,9 milhões de toneladas, respectivamente. A Usina recebeu menor volume de minério em função da reforma do AF-3. A produção de fundentes na mina de Arcos foi da ordem de 1,3 milhão de toneladas, com previsão de expansão da capacidade instalada de produção para o próximo ano.

Gestão de Pessoas

Em 2001 procuramos alinhar nossos gestores à missão corporativa da empresa. Com isso, foram dados grandes passos no sentido de aperfeiçoar e capacitar o quadro de colaboradores, preparando-os para vencer desafios diante da conjuntura nacional e das incertezas do cenário econômico global.

A partir da nossa determinação em contar com uma formação mínima de nível secundário para todo o pessoal até 2004, 480 empregados receberam, em 2001, formação no ensino médio (segundo grau), através do Projeto Educar. Foram desenvolvidos, além disso, programas de aperfeiçoamento e reciclagem técnica para técnicos e engenheiros. Foi concluído também em 2001 o primeiro ciclo do programa de MBA Empresarial, em conjunto com a Fundação Dom Cabral, que formou 60 executivos, com objetivo claro de modernização dos sistemas e processos de gestão da empresa. Os investimentos totais foram da ordem de R$ 2,2 milhões.

Em 2002 pretendemos manter a estratégia de investir no desenvolvimento humano, desde o nível operacional até o executivo, pois acreditamos que o capital humano é a matéria-prima mais importante da empresa, e só através dela será possível superar os desafios de crescimento.

Quanto à remuneração, consolidamos o Programa de Remuneração Variável para os Executivos com o objetivo de atrair e reter profissionais de alto desempenho, estimular a cultura de responsabilidade por resultados, alinhando expectativa de recompensas e resultados e aumentando a competitividade do pacote de remuneração da empresa.

Lucro compartilhado

Em seu 4° ano de vigência, o Programa de Participação nos Lucros e Resultados (PLR) confirmou mais uma vez o seu papel de eficiente instrumento de gestão e de motivação de pessoal. Em 2001

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o total destinado foi de R$ 31,8 milhões. Em 2000 foram R$ 32,4 milhões. Estes valores representam 2,5% do EBITDA gerado a cada ano.

Previdência Privada

Com um quadro social de quase 25 mil participantes, os benefícios pagos em 2001 pela Caixa Beneficente dos Empregados da CSN (CBS PREVIDÊNCIA) aos 17,1 mil aposentados, beneficiários e empregados em gozo de auxílio-doença ou invalidez atingiram cerca de R$ 92 milhões.

Os canais de atendimento continuaram a apresentar significativa demanda ao longo do ano, e chegaram ao fim do período com aproximadamente 73 mil eventos. Os empréstimos foram a principal razão dos contatos dos participantes com a entidade, representando 30% dos atendimentos no ano, com a liberação de mais de R$ 29 milhões, distribuídos em 8 mil concessões.

O processo interno de modernização da entidade prosseguiu em 2001 com a conclusão da implantação dos principais módulos do sistema integrado de gestão (previdenciário e empréstimos), prevista para o 1.° quadrimestre de 2002. Dessa forma, estão se solidificando as bases para que a entidade estabeleça um sistema de atendimento remoto eficaz e capaz de assistir ao participante a todo momento.

Em 25 de janeiro de 1996, foi aprovada pela Secretaria de Previdência Complementar - SPC a proposta de equacionamento da insuficiência de reservas. Considerando o conceito de solidariedade entre participantes e patrocinadoras, essa insuficiência foi equacionada a partir de janeiro de 1996, na proporção, à época, de 42,5% em 35 anos, pelos participantes, e de 57,5% em 30 anos, pelas patrocinadoras, através de percentuais crescentes aplicados sobre a folha de pagamento de salário.
Esse equacionamento será objeto de revisão até junho de 2002, conforme compromisso assumido pela CBS Previdência e CSN com a SPC, visando adotar medidas para sustentar o equilíbrio dos seus planos de benefício, inclusive no tocante aos prazos de amortização das reservas, em conformidade com as condições verificadas em processo de reavaliação atuarial. Em 31 de dezembro de 2001 essa reserva a amortizar era de R$476,1 milhões.

Riscos e Desafios

Exposição cambial

O sistema de câmbio flutuante em vigor no Brasil e o fato de que 96% do nosso endividamento consolidado em 31 de Dezembro de 2001 era em moeda estrangeira, implicam numa substancial exposição ao risco de variação cambial, que pode ter um efeito adverso sobre o resultado financeiro líquido e sobre a situação patrimonial da empresa, dependendo da trajetória da taxa de câmbio.

Para reduzir essa exposição realizamos operações de *hedge* financeiro, utilizando opções de compra e venda futura de moedas, além de *swaps* cambiais. Algumas dessas operações, no entanto, tiveram impacto financeiro negativo; visto que as transações de *hedge* também estão sujeitas ao risco cambial e que, no quarto trimestre de 2001, houve uma valorização do real em relação ao dólar.

Em função disso, decidimos aumentar a participação das captações em reais, já a partir do início de 2002. Em 1° de março deste ano colocamos no mercado brasileiro R$ 690 milhões em debêntures.

09.02 - CARACTERÍSTICA DO SETOR DE ATUAÇÃO

Além disso, por ser a maior exportadora do estado do Rio de Janeiro, a CSN conta também com receitas de exportação como uma proteção natural contra parte do impacto cambial. Em 2001, essas receitas corresponderam a R$ 463,1 milhões - 12% de nosso faturamento bruto total. Cerca de 30% do nosso custo-caixa de produção é exposto ao risco cambial.

Riscos de preços de matéria-prima

As principais matérias-primas utilizadas pela CSN na produção de aço são o minério de ferro, o carvão (com o qual é produzido o coque, combustível e redutor de minério), o calcário, o dolomito, o manganês, o zinco, o estanho e o alumínio.

O minério de ferro, o calcário e o dolomito são obtidos a partir das minas próprias da CSN, localizadas em Minas Gerais. Todo o carvão é importado e, devido à natureza cíclica dessa indústria, o preço e as quantidades estipuladas nos contratos internacionais são negociados anualmente. Isso significa que os custos variam ano a ano. Em 2001, os contratos de importação de carvão registraram um aumento médio de 38,5%, em dólar, o que afetou negativamente o custo de operação. Tal efeito, entretanto, foi atenuado pelo exercício de todas as opções de compra de carvão previamente contratadas, com valores fixados antes do aumento de preços.

Apesar de a CSN adquirir zinco, estanho, manganês e alumínio de fornecedores nacionais, esses insumos são referenciados em dólar.

Risco regulatório

Mercado externo/EUA: Em resposta à crescente produção mundial de aço, com a conseqüente depreciação dos preços no mercado internacional, países que representam importantes mercados importadores vêm adotando ações protecionistas, como Antidumping ("AD") e Medidas Compensatórias ("CVD"), que têm, e possivelmente continuarão a ter, efeito adverso sobre a empresa.

Em 5 de março de 2002 o Presidente dos EUA tornou pública sua decisão sobre o processo de salvaguarda (Seção 201 da lei comercial norte-americana) que vinha sendo conduzido pela *International Trade Commission* (ITC). O Presidente decidiu estabelecer medidas de proteção à indústria siderúrgica dos Estados Unidos, válidas inicialmente por três anos, a partir de 20 de março de 2002. Para os produtos de interesse da CSN foram estabelecidos dois tipos de proteção ao mercado doméstico norte-americano: (i) para as importações de produtos laminados planos, à exceção de folha de flandres, haverá uma sobretaxa de 30% no primeiro ano, de 24% no segundo ano e de 18% no terceiro ano; (ii) para as placas de aço foram estabelecidas quotas de importação de 4,9 milhões de toneladas no primeiro ano, de 5,35 milhões de toneladas no segundo ano e de 5,81 milhões de toneladas no terceiro ano. As exportações de placas que excederem essas quotas sofrerão a mesma taxação dos laminados planos. As importações de produtos siderúrgicos provenientes do México e Canadá, países membros do NAFTA, bem como de Israel, Jordânia e de alguns países em desenvolvimento cujas exportações para os EUA foram historicamente pequenas, foram excluídas das restrições anunciadas. No caso das placas de aço, o Brasil, maior exportador para os EUA, receberá 52% das quotas acima mencionadas, um volume que é igual ao de nosso recorde de exportação para esse mercado, registrado em 1999.

As medidas anunciadas dificultam as importações de produtos planos nos EUA e poderiam restringir o volume de placas que o Brasil e a CSN, graças à sua grande competitividade de custo, exportam para aquele país. Já estão em curso, porém, negociações sobre a quota de placas brasileiras que poderiam trazer resultados mais positivos para o cenário atual. No caso dos produtos laminados, os EUA respondem por cerca de 15% das exportações totais da CSN.

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Principais Indicadores de Desempenho

	Unidade	1997	1998	1999	2000	2001
Operacionais						
Produção de aço bruto	*t mil*	4.793	4.705	4.846	4.782	4.048
Volume vendido (produtos de aço)	t mil	4.538	4.064	4.545	4.311	3.983
Número de empregados		10.995	9.829	9.343	9.302	9.179
Produtividade operacional	t/h/a	542	621	683	701	646
Estoques de produtos acabados	t mil	250	259	273	333	354
Financeiros						
Receita bruta	R$ mm	3.011	2.875	3.355	3.913	4.010
Receita liquida	R$ mm	2.556	2.425	2.807	3.239	3.284
EBITDA	R$ mm	836	857	1.101	1.297	1.272
Margem EBITDA	%	33	35	39	40	39
Lucro bruto	R$ mm	881	927	1.063	1.257	1.196
Margem bruta	%	34	38	38	39	36
Lucro liquido	R$ mm	450	464	332	1.640	296
Margem liquida	%	18	19	12	51	9
Lucro por ação	R$/mil ações	6	6	5	23	4
Dividendos e JCP (deliberados/ propostos)	R$ mm	236	246	243	1.918	220
Retorno sobre patrimônio liquido (ROE)	%	10	10	6	29	6
EBITDA sobre despesa financeira	n.d.	2,6	2,5	1,4	1,6	2,4
Dívida liquida sobre EBITDA	n.d.	1,4	1,6	2,0	2,7	4,2
Índice de endividamento liquido	%	27	30	38	61	102
Valor adicionado	R$ mm	n.d.	n.d.	2.095	3.750	2.467
Mercado						
Cotação da ação - fechamento*	R$/mil ações	12,13	12,32	34,15	30,70	36,50
Valor de mercado	R$ mm	913	884	2.450	2.202	2.618

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BALANÇO SOCIAL

Perfil do Empreendimento

A Companhia Siderúrgica Nacional, cuja origem se identifica com o início da industrialização nacional, é a maior siderúrgica integrada da América Latina e mantém posição de liderança no setor siderúrgico brasileiro. Com uma infra-estrutura que inclui minas de minério de ferro, calcário e dolomito, moderna unidade industrial, centros de distribuição e de serviço e geração própria de energia, a CSN é uma empresa competitiva internacionalmente. Os investimentos na constante modernização dos processos produtivos e na preservação do meio ambiente também a posicionam na vanguarda das tendências mundiais do setor.

Voltada para gerar soluções aos clientes, a empresa coloca à disposição deles uma variada gama de produtos: laminados a quente (para rodas, botijões, chassis, tubos e construções industriais), laminados a frio (para automóveis e utilidades domésticas), folhas metálicas (para embalagens) e chapas zincadas (peças para carroceria de automóveis, perfis para construção civil e utilidades domésticas). Com um atendimento concentrado em segmentos específicos de consumo, através de Unidades de Mercado, a CSN busca adequar com excelência o seu produto às necessidades dos clientes.

Mensagem do Diretor-Presidente

A responsabilidade social tornou-se realidade no planejamento estratégico das empresas do mundo inteiro. Hoje, contribuir para a diminuição da exclusão social de jovens carentes, lutar pela preservação de áreas verdes nativas ou estabelecer uma relação ética e transparente com empregados, governo, acionistas, investidores, fornecedores e clientes faz bem para os negócios das companhias. Os resultados dessa postura são diversos e variados: empregados mais motivados, consumidores mais satisfeitos, comunidade mais feliz, investidores mais confiantes, mais lucro e a alegria – isso faz a grande diferença – de poder contribuir para melhorar o mundo. Ademais, vale lembrar que, além de contribuir para a imagem corporativa, a responsabilidade social empresarial já é um fator determinante na escolha final que o consumidor vai fazer em relação aos produtos: ele prefere consumir produtos de fabricantes socialmente responsáveis e pune aqueles que não dão a devida importância ao tema.

Na CSN, a responsabilidade social faz parte do nosso dia-a-dia. É por isso que, por meio da Fundação CSN, investimos em ações sociais e ambientais: facilitamos o acesso de jovens a um ensino de qualidade, com a concessão de bolsas de estudo em nossas escolas técnicas; apoiamos entidades em projetos de geração de renda e de apoio a crianças e jovens em situação de risco; e contribuímos para a formação socioeducativa de meninos e meninas por meio de música, artes plásticas e esporte.

Sabemos que investir no social hoje é uma demonstração de solidez, uma vez que apenas empresas com boa saúde financeira têm condições de destinar recursos a projetos comunitários, visando o social e o meio ambiente. Mesmo sem gerar lucros imediatos, esses projetos, indiretamente e a longo prazo, têm influência na produtividade, contribuindo para a melhoria da qualidade de vida dos empregados, que passam a viver numa comunidade em crescimento, com baixos índices de poluição e redução da violência.

09.02 - CARACTERÍSTICA DO SETOR DE ATUAÇÃO

É por isso que estabelecemos uma relação de transparência com os empregados, buscando, por

meio de algumas ações, valorizar o que temos de mais precioso: o ser humano. Os programas de recrutamento interno, de bolsas de estudo, PLR (Participação nos Lucros e Resultados) e de promoção da saúde são alguns exemplos concretos.

É por isso ainda que mantemos uma postura efetiva de defesa do meio ambiente, não apenas no campo educacional, como em ações voltadas para o controle total dos impactos que o setor industrial provoca na Natureza e na comunidade. Prova disso é o TAC (Termo de Ajustamento de Conduta), um compromisso que assumimos com a Fundação Estadual de Engenharia do Meio Ambiente (FEEMA), órgão ambiental do Estado do Rio de Janeiro.

É por isso, finalmente, que buscamos cada vez mais um relacionamento transparente e estreito com clientes, fornecedores e governo, stakeholders importantes no contexto de responsabilidade social empresarial.

Com orgulho, apresentamos o Relatório Social e Ambiental da CSN relativo a 2001. Este ano com uma novidade: como membros do Instituto Ethos de Empresas e Responsabilidade Social, norteamos este trabalho pela proposta do "Guia de Elaboração de Relatório e Balanço Anual de Responsabilidade Social Empresarial". Ampliamos, assim, o conceito de responsabilidade social, que ultrapassa os limites da ação comunitária, incluindo outros atores, como clientes, fornecedores, consumidores e governo – razão por que optamos por focar também o relacionamento com eles. Mostramos, por meio de números, gráficos e tabelas, nossas ações e também o perfil dos projetos, com o objetivo de oferecer uma visão mais ampla sobre aquilo que nos dispusemos a fazer.

O bem-estar de uma nação é alcançado quando cada um faz a sua parte. A CSN não apenas faz a dela ao pagar os impostos – este, aliás, é o primeiro princípio da responsabilidade social –, como realiza ações espontâneas que a diferenciam. É assim que entendemos responsabilidade social e é assim que atuamos.

Nossa Gente

A CSN considera que o ser humano é o que faz a diferença nas empresas, especialmente em um contexto no qual recursos tecnológicos e outros investimentos, em maior ou menor proporção, se equivalem. Por esse motivo, não mede esforços para oferecer a seus empregados um ambiente de trabalho agradável e seguro. Somam-se a isso os investimentos em formação educacional e profissional, para capacitar a equipe em face dos desafios e do nível de qualidade exigido no mundo dos negócios.

Em 2001, tal capacitação profissional se deu por meio de dois programas de Recursos Humanos: o Projeto Educar, para a formação no Ensino Médio e técnica, e o MBA Empresarial, com o objetivo de modernizar os sistemas e processos de gestão da empresa. As melhorias no ambiente de trabalho foram sentidas ao longo do ano com a reforma dos refeitórios setoriais da Usina Presidente Vargas (UPV), a implantação de um refeitório no Escritório Central e a manutenção do Programa Vida Saudável, com ações voltadas para a saúde dos empregados e familiares.

09.02 - CARACTERÍSTICA DO SETOR DE ATUAÇÃO

A CSN também manteve o Programa de Participação nos Lucros e Resultados (PLR). Em seu quarto ano de vigência e destinando um total de R$ 31,8 milhões, o programa confirmou seu papel de eficiente instrumento de gestão e de motivação de pessoal. No âmbito da previdência privada, a empresa, por meio da Caixa Beneficente dos Empregados da CSN – CBS Previdência –, beneficiou 17,1 mil aposentados, beneficiários e empregados.

Fornecedores

Preocupamo-nos em manter um relacionamento consistente com todos os fornecedores – hoje são 10.500 diretos, dos quais 3.200 ativos, entre grandes empresas (70%), médias empresas (20%) e pequenas empresas (10%). Vamos além do contato estritamente comercial: buscamos comprometer os fornecedores no contexto de responsabilidade social – respeito ao meio ambiente, segurança dos seus empregados, etc. Do mesmo modo, oferecemos condições favoráveis ao trabalho de cada um, a fim de garantir confiabilidade em relação à qualidade, prazo de entrega e fornecimento.

Preocupação Ambiental

A responsabilidade ambiental já está refletida expressamente nos contratos formais com os fornecedores por meio de cláusula-padrão. Fornecedores de serviço para co-processamento de resíduos contaminados, cujo trabalho é regido por contratos específicos, estão também contemplados.

Segurança para Todos

Nossa preocupação revela-se no cuidado que os fornecedores devem ter em relação às normas de segurança e Medicina do Trabalho previstas na legislação em vigor e às medidas de segurança interna da CSN. Isso também está contemplado em contratos formais.

Respeito à Comunidade

A responsabilidade social está presente também na escolha de fornecedores da região de Volta Redonda que demonstram comprovada capacidade técnica. Do mesmo modo, tal responsabilidade se revela na nova política comercial de instalação de lojas in-house, que passaram a oferecer mais de 100 empregos indiretos à comunidade local.

Mais Agilidade

A CSN trouxe vários fornecedores para dentro de sua unidade produtiva – a Usina Presidente Vargas, em Volta Redonda. Isso permitiu a integração do processo, adicionando agilidade e eficiência e difundindo a cultura da empresa em relação a seus consumidores, sem falar na redução dos custos fixos que a medida propiciou.

Conforto e Bem-Estar

A criação da Comunidade Colaborativa de Logística (CCL) proporcionou aos prestadores de serviços de transporte da CSN condições de conforto e segurança enquanto aguardam o carregamento dos caminhões. O "Espaço Caminhoneiro" oferece sanitários, ambulatório com

09.02 - CARACTERÍSTICA DO SETOR DE ATUAÇÃO

atendimento médico, sala de repouso, sala de espera para esposas e filhos com berços, brinquedos e microondas, barbeiro, restaurante, telefones públicos, curso de direção defensiva e de segurança nas estradas, etc.

Consumidores e Clientes

O esforço de envolver consumidores e clientes no contexto de responsabilidade social empresarial tem-nos levado a aprimorar o relacionamento com eles. Isso inclui, entre outros aspectos, o desenvolvimento de produtos e serviços confiáveis, a comunicação aberta e transparente e a excelência no atendimento.

Foco no Cliente

Buscando estabelecer um relacionamento mais próximo e transparente com nossos clientes, para garantir excelência no atendimento, criamos as Unidades de Mercado (UMs). Dessa forma, podemos identificar as necessidades e antecipar soluções para cada segmento de mercado. Outras iniciativas importantes incluem o avanço do e-business, o desenvolvimento dos centros de distribuição e a implementação de engenheiros residentes.

Canal Aberto

Por meio da Internet (www.csn.com.br), mantemos abertos os canais de comunicação com clientes e público em geral, que desejam informações sobre a empresa. Vale destacar a nossa participação em eventos (feiras, exposições, etc.) e a divulgação de mensagens publicitárias de incentivo ao uso do aço. Um dos principais projetos é a Premiação CSN na Construção Civil, destinada a estudantes de Arquitetura. A temática ambiental também é realçada por meio de uma comunicação que busca valorizar a reciclagem e os benefícios do aço no meio ambiente. Esse canal de comunicação passa ainda por ações internas, acompanhando as reclamações dos clientes e resolvendo eventuais não-conformidades, além da elaboração de relatórios para prevenção.

Trabalho Lado a Lado

Instalamos filiais da CSN em fábricas de clientes, para facilitar o acompanhamento dos processos e o desenvolvimento do aço utilizado por eles e promovendo a entrega just in time. Com a iniciativa, conseguimos reduzir os níveis de estoque do cliente, proporcionando benefícios financeiros e maior eficiência do processo. Soma-se a isso a nossa atuação, em tempo integral, nas unidades produtivas de alguns clientes por meio de engenheiros residentes, com vistas a acompanhar a qualidade do produto e propor soluções de novas utilizações do aço CSN.

Cuidados com os Produtos

Nossa atenção em relação à qualidade do aço que produzimos é a mesma que temos quando os produtos deixam a UPV. Todos saem devidamente embalados no formato específico solicitado por cada cliente e acompanhados de todos os documentos e especificações exigidos. Os clientes têm a possibilidade de fazer o acompanhamento dos processos de produção e de entrega de seu produto por meio da Internet. Todos os catálogos de produtos foram revistos para atender às necessidades de informações sobre tipo de embalagem, especificações técnicas, etc.

09.02 - CARACTERÍSTICA DO SETOR DE ATUAÇÃO

Comunidade

Já se foi o tempo em que cidadania empresarial se restringia apenas a números e resultados da produção. Com o passar do tempo, as experiências começaram a mostrar que o desenvolvimento de pessoas significa o desenvolvimento das empresas que nelas investem. Em outras palavras, contribuir para a melhoria da qualidade de vida da comunidade e, conseqüentemente dos funcionários, também faz muito bem à saúde dos negócios das empresas e as torna participantes dos esforços para melhorar o mundo.

Ao incorporarmos em nossa estratégia a missão de sermos uma empresa socialmente responsável, direcionamos, por meio da Fundação CSN, todo o foco à Educação para o Trabalho, além de centralizarmos a ação comunitária da empresa em áreas onde atuamos. Dinamizando recursos, a Fundação CSN vem promovendo investimentos em três frentes: Educação Profissionalizante, Educação para o Meio Ambiente e Educação para o Desenvolvimento Comunitário. (Ver Anexo 2.)

Comunicação Aberta

Implantado em 2001, o site da Fundação CSN (www.fundacaocsn.org.br) representa hoje um canal aberto de grande importância para a empresa. Além de receber sugestões, críticas e comentários a respeito dos projetos, o site disponibiliza um leque de informações sobre todos os programas mantidos pela Fundação CSN e sua atuação nas comunidades onde estamos presentes. O link funciona ainda como principal meio de resposta às manifestações da comunidade em relação aos prováveis impactos causados pela empresa.

Transparência Ambiental

Com base em nossas frentes de atuação e visando atender à comunidade no que diz respeito ao meio ambiente, mantemos a "Linha Verde CSN" pelo número 0800-28244400. O serviço – uma linha telefônica para o acesso gratuito da comunidade – esclarece dúvidas e reclamações sobre assuntos ambientais da empresa.

Incentivo ao Voluntariado

Apesar de não termos ainda programas de incentivo ao voluntariado, algumas ações vêm sendo desenvolvidas. Um exemplo é o "Programa Miniempresa", implantado pela Fundação CSN em parceria com a Associação Junior Achievement, na cidade de Volta Redonda (RJ). Desde 2000, quando a iniciativa começou, seis miniempresas estudantis foram criadas. As aulas são ministradas por executivos e gerentes da empresa – profissionais das áreas de produção, marketing, finanças, vendas e líderes gerenciais – que transmitem a visão do mercado e repartem de forma voluntária as experiências do dia-a-dia.

O projeto envolve estudantes do 2º ano do Ensino Médio da rede pública de Volta Redonda, além de alunos da ETPC (Escola Técnica Pandiá Calógeras), que têm a oportunidade de vivenciar a rotina e os desafios de uma empresa. Além disso, o Miniempresa estimula o espírito empreendedor e facilita a escolha de uma profissão e a inserção no mercado de trabalho.

09.02 - CARACTERÍSTICA DO SETOR DE ATUAÇÃO

Conduta Ética

As práticas ilegais como trabalho infantil são coibidas pela CSN, que inclui, em seus contratos assinados com fornecedores de bens ou serviços, cláusulas referentes a essas ações. A iniciativa tem como base o incentivo ao cumprimento da Lei da Infância e da Adolescência.

Ação Integrada

Para darmos consistência a nossos programas sociais, passamos da filantropia para a responsabilidade social. Se antes eram desenvolvidos projetos pontuais, hoje as ações são integradas, pro-ativas, realizadas em parceria e a partir de diagnósticos de problemas sociais da comunidade.

Exemplos disso são os Projetos Rede e Acontecer. O Rede tem por objetivo subsidiar as entidades filantrópicas de todas as regiões onde a CSN mantém unidades de operação, com informações e troca de experiências em temas como sustentabilidade, captação de recursos, geração de renda e parcerias. São seminários, palestras e cursos, entre outros eventos, que constroem essa rede de capacitação do Terceiro Setor.

O Projeto Acontecer apóia iniciativas de grupos com ações ligadas à educação para o desenvolvimento comunitário, educação ambiental ou geração de renda. O site da Fundação CSN age como captador dessas parcerias e porta de entrada dos pedidos de apoio e patrocínio, que são analisados pela Comissão de Apoio a Projetos.

Um diagnóstico das necessidades da comunidade dentro do planejamento estratégico da Fundação CSN define verbas, orçamentos e sustentabilidade dos programas sociais mantidos. Todo esse procedimento é avaliado e aprovado pelos Conselhos da Fundação CSN e de Administração da CSN.

Apoio à Cultura

Mesmo atuando em várias vertentes como patrocinadora de iniciativas culturais, a CSN, até o momento, se beneficiou apenas de R$ 250 mil (2,75% dos investimentos da Fundação CSN) na utilização de incentivos fiscais para essas atividades.

Solidariedade

Juntamente com a Fundação CSN e a CBS Previdência, participamos pela primeira vez em 2001 da Campanha Natal Sem Fome, idealizada pelo sociólogo Herbert de Souza, o Betinho. A mobilização feita entre os mais de 9 mil empregados e parceiros e a doação da empresa trouxeram como resultado a arrecadação de mais de 41 toneladas de alimentos, repassadas a entidades filantrópicas do Rio de Janeiro, Volta Redonda e Itaguaí (RJ), Araucária (PR), Arcos e Congonhas (MG). As doações contaram também com o reforço da população, que assistiu aos concertos de Natal do Projeto CSN in Concert e doou alimentos não-perecíveis.

A solidariedade também está presente nos demais concertos do Projeto CSN in Concert e em outros eventos. Por meio da Fundação CSN, incentivamos a doação de alimentos. Em 2001, foram arrecadadas 72 toneladas, distribuídas nas cidades onde a CSN está presente.

09.02 - CARACTERÍSTICA DO SETOR DE ATUAÇÃO

Diálogo

Como parte de nossa estratégia de crescimento da responsabilidade social, participamos de várias redes de discussão, como Gife, Ethos, Funperj, Fundamig e Conselhos Empresariais de Responsabilidade Social, Meio Ambiente e Recursos Hídricos do Sistema Firjan. No que se refere à área de desenvolvimento comunitário, a Fundação CSN tem inscrição e registro nos Conselhos Municipais de Assistência Social e Direito da Criança e do Adolescente nas cidades de Volta Redonda (RJ) e Congonhas (MG). Em relação ao meio ambiente, marcamos presença nos Comitês de Bacias Hidrográficas e associações multissetoriais com outros segmentos da sociedade. Todo esse envolvimento tem como objetivo estabelecer fóruns de discussão sobre a prática continuada e crescente da responsabilidade social no Brasil e no mundo. Baseada na idéia de envolver as empresas em programas sociais da comunidade, isoladamente ou em parceria com outras empresas, ONGs e órgãos públicos, a Fundação CSN tem-se firmado em grupos de reflexão de forma efetiva, fixando ainda mais sua visão de ser reconhecida em todo o Brasil como elo social da CSN e referência nacional em Educação para o Trabalho.

A partir de 1998, após longo período de adequação de sua linha de ação, a Fundação CSN começou a definir seu foco e a centralizar a ação comunitária da CSN. Em 2001, os primeiros planos para avaliar os resultados dos projetos implantados a partir de 2002 já foram estabelecidos. Por meio de pesquisas, será possível perceber se o objetivo final está sendo alcançado e introduzir, dessa forma, melhores mecanismos de atuação.

Governo e Sociedade

O relacionamento da CSN com órgãos fiscalizadores, regulamentadores e governamentais pauta-se no respeito à legislação em vigor, na observância dos padrões de honestidade e integridade e no cumprimento das regulamentações nacionais, internacionais e específicas.

A CSN não adota posturas de caráter político-partidário ou que preguem qualquer forma de discriminação ou comportamento anti-social. Está, no entanto, aberta ao diálogo com políticos de diversas tendências, no sentido de promover a correta difusão de informações que contribuam para um entendimento mais claro do setor siderúrgico. Nosso Código de Ética – um projeto inovador – foi recentemente revisto com ampla participação dos empregados de todos os níveis.

09.02 - CARACTERÍSTICA DO SETOR DE ATUAÇÃO

1) Base de Cálculo	**2001 (R$ mil)**	**2000 (R$ mil)**	**1999 (R$ mil)**
Receita Líquida (RL)	3.284.294	3.239.141	2.806.946
Resultado Operacional (RO)	290.634	31.693.015	294.942
Folha de Pagamento Bruta (FPB)**	274.768	216.296	190.808
2) Indicadores Sociais Internos	**Valor (R$ mil)**	**Valor (R$ mil)**	**Valor (R$ mil)**
Alimentação	8.000	7.371	6.300
Encargos sociais compulsórios	92.858	92.324	80.295
Previdência privada	19.500	16.665	14.189
Saúde	31.057	25.534	22.200
Segurança e medicina no trabalho	35.000	7.500	254
Educação	495	440	215
Capacitação e desenvolvimento profissional	1.673	4.000	1.600
Creches ou auxílio-creche	90	86	79
Participação nos lucros ou resultados	31.795	32.430	24.300
Outros	1.643	1.560	1.623
Total - Indicadores Sociais Internos	222.111	187.909	168.801
3) Indicadores /Sociais Externos	**Valor (R$ mil)**	**Valor (R$ mil)**	**Valor (R$ mil)**
Educação	1.743	2.524	n d
Cultura	926	1.180	n d
Esporte	6	26	n d
Outros	604	564	n d
Total das Contribuições para a Sociedade	3.278	4.294	n d
Tributos (excluídos encargos sociais)	688.336	467.627	n d
Total - Indicadores Sociais Externos	691.614	471.921	n d
4) Indicadores Ambientais			
Relacionados com a operação da empresa	150.937	172.532	111.832
Em Programas e/ou projetos externos *	749	747	600
Total dos investimentos em Meio Ambiente	151.686	173.279	112.432
5) Indicadores do Corpo Funcional			
N° de empregados ao final do período	9.179	9.302	9.343
N° de admissões durante o período	570	597	313
N° de empregados acima de 45 anos	975	931	1.010
N° de mulheres que trabalham na empresa	657	599	503
% de cargos de chefia ocupados por mulheres	10,80%	10,00%	12,50%
N° de negros que trabalham na empresa	2.029	2.119	2.246
% de cargos de chefia ocupados por negros	4,24%	4,09%	4,91%
N° de empregados portadores de deficiência	32	32	32
6) Informações Relevantes quanto ao Exercício da Cidadania Empresarial			
Número total de acidentes de trabalho	104	118	102
Os projetos sociais e ambientais desenvolvidos pela empresa	pela direção ( ) direção e gerência (X) Todos os empregados ( )	pela direção ( ) direção e gerência (X) Todos os empregados ( )	pela direção ( ) direção e gerência (X) Todos os empregados ( )
Os padrões de segurança e salubridade no ambiente de trabalho foram definidos	pela direção ( ) direção e gerência (X) Todos os empregados ( )	pela direção ( ) direção e gerência (X) Todos os empregados ( )	pela direção ( ) direção e gerência (X) Todos os empregados ( )
A previdência privada contempla:	pela direção ( ) direção e gerência ( ) Todos os empregados (X)	pela direção ( ) direção e gerência ( ) Todos os empregados (X)	pela direção ( ) direção e gerência ( ) Todos os empregados (X)
A participação nos lucros ou resultados contempla:	pela direção ( ) direção e gerência ( ) Todos os empregados (X)	pela direção ( ) direção e gerência ( ) Todos os empregados (X)	pela direção ( ) direção e gerência ( ) Todos os empregados (X)
Na seleção dos fornecedores os mesmos padrões éticos e de responsabilidade social ambiental adotado pela empresa:	não são considerados ( ) são sugeridos ( ) são exigidos (X)	não são considerados ( ) são sugeridos ( ) são exigidos (X)	não são considerados ( ) são sugeridos ( ) são exigidos (X)
Quanto à participação dos empregados em programas de trabalho voluntário, a empresa:	não se envolve (X) apoia ( ) organiza e incentiva ( )	não se envolve (X) apoia ( ) organiza e incentiva ( )	não se envolve (X) apoia ( ) organiza e incentiva ( )

* Em 2000, este investimento foi feito em parceria com a FUMBIO . A participação da CSN foi de R$ 747.412,00 .
O restante foi aportado pela FUMBIO (R$ 92.588,00).
** Nos valores dos anos de 1999 e 2000, não estavam contemplados os itens 13°, férias e indenizações.

09.02 - CARACTERÍSTICA DO SETOR DE ATUAÇÃO

09.03 - PERÍODOS DE SAZONALIDADE NOS NEGÓCIOS

As vendas da Companhia Siderúrgica Nacional não são afetadas por sazonalidades consideráveis.

Reapresentação Espontânea

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

10.01 - PRODUTOS E SERVIÇOS OFERECIDOS

1- ITEM	2 - PRINCIPAIS PRODUTOS E/OU SERVIÇOS	3 - % RECEITA LÍQUIDA
01	FOLHAS METÁLICAS	31,45
02	PLANOS A QUENTE	22,86
03	ZINCADAS	22,05
04	PLANOS A FRIO	16,20
05	OUTROS	7,44

Reapresentação Espontânea

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

10.02 - MATÉRIAS PRIMAS E FORNECEDORES

1 - ITEM	2 - MATÉRIA PRIMA / 7 - NOME DO FORNECEDOR	8 - TIPO DE FORNECEDOR	3 - IMPORTAÇÃO	4 - VALOR DA IMPORTAÇÃO (Reais Mil)	5 - DISPONÍVEL MERCADO LOCAL	6 - DISPONÍVEL MERCADO EXTERNO	9 - % DE FORNECIMENTO SOBRE O TOTAL DAS COMPRAS DA CIA.
01	CARVÃO PARA COQUERIA		SIM	67.390	NÃO	SIM	
	BHP COAL PTY LTD	NÃO LIGADO					3,20
02	CARVÃO PARA COQUERIA		SIM	66.270	NÃO	SIM	
	JIM WALTER RESOURCES INC	NÃO LIGADO					3,20
03	CARVÃO PARA COQUERIA		SIM	50.810	NÃO	SIM	
	LUSCAR LTD.	NÃO LIGADO					2,40
04	CARVÃO PARA COQUERIA		SIM	45.000	NÃO	SIM	
	MASSEY COAL EXPORT COMPANY	NÃO LIGADO					2,20
05	CARVÃO PARA COQUERIA		SIM	29.640	NÃO	SIM	
	CONSOL SALES COMPANY	NÃO LIGADO					1,40
06	CARVÃO PARA COQUERIA		SIM	19.590	NÃO	SIM	
	AUSTRALIAN PREMIUN COALS SALES.LLC	NÃO LIGADO					0,90
07	CARVÃO PARA COQUERIA		SIM	6.850	NÃO	SIM	
	NOVA COAL AG	NÃO LIGADO					0,30
08	CARVÃO PARA COQUERIA		SIM	2.550	NÃO	SIM	
	ARCH COAL	NÃO LIGADO					0,10
09	CARVÃO PARA PCI		SIM	800	NÃO	SIM	
	SSM COAL & COAK GMBH	NÃO LIGADO					0,01

Reapresentação Espontânea

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

10.02 - MATÉRIAS PRIMAS E FORNECEDORES

1 - ITEM	2 - MATÉRIA PRIMA / 7 - NOME DO FORNECEDOR	8 - TIPO DE FORNECEDOR	3 - IMPORTAÇÃO	4 - VALOR DA IMPORTAÇÃO (Reais Mil)	5 - DISPONÍVEL MERCADO LOCAL	6 - DISPONÍVEL MERCADO EXTERNO / 9 - % DE FORNECIMENTO SOBRE O TOTAL DAS COMPRAS DA CIA.
10	CARVÃO PARA PCI		SIM	13.920	NÃO	SIM
	MARUBENI AUSTRALIA LTD	NÃO LIGADO				0,70
11	CARVÃO PARA PCI		SIM	52.730	NÃO	SIM
	PT KALTIM PRIMA COAL	NÃO LIGADO				2,50
12	CARVÃO PARA PCI		SIM	5.390	NÃO	SIM
	INGWIE COAL CORPORATION LIMITED	NÃO LIGADO				0,30
13	CARVÃO PARA COQUERIA		SIM	2.500	NÃO	SIM
	GERMAN CREEK COAL PTY LIMITED	NÃO LIGADO				0,40
14	CARVÃO PARA PCI		SIM	4.650	NÃO	SIM
	SOUTH BLACKWATER COAL LTD	NÃO LIGADO				0,20
15	COQUE		SIM	63.470	NÃO	SIM
	MINARG INTERNATIONAL LTD	NÃO LIGADO				3,00
16	COQUE		SIM	20.810	NÃO	SIM
	NOBLE ENERGY	NÃO LIGADO				1,00
17	COQUE		SIM	2.730	NÃO	SIM
	COAL ARBED INTERNATIONAL TRADING	NÃO LIGADO				0,10
18	MOINHA		SIM	5.810	NÃO	SIM
	COAL ARBED INTERNATIONAL TRADING	NÃO LIGADO				0,30

Reapresentação Espontânea

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

10.02 - MATÉRIAS PRIMAS E FORNECEDORES

1 - ITEM	2 - MATÉRIA PRIMA / 7 - NOME DO FORNECEDOR	8 - TIPO DE FORNECEDOR	3 - IMPORTAÇÃO	4 - VALOR DA IMPORTAÇÃO (Reais Mil)	5 - DISPONÍVEL MERCADO LOCAL	6 - DISPONÍVEL MERCADO EXTERNO	9 - % DE FORNECIMENTO SOBRE O TOTAL DAS COMPRAS DA CIA.
19	MOINHA / MINARG INTERNATIONAL LTD	NÃO LIGADO	SIM	12.190	NÃO	SIM	0,60
20	ANTRACITO / MINARG INTERNATIONAL LTD	NÃO LIGADO	SIM	13.160	NÃO	SIM	0,60
21	ANTRACITO / AMCI EXPORT CORPORATION	NÃO LIGADO	SIM	5.330	NÃO	SIM	0,30
22	COQUE DE PETRÓLEO / AIMCOR - APPLIED INDUSTRIAL MATERIALS	NÃO LIGADO	SIM	16.080	NÃO	SIM	0,80
23	CARVÃO PARA COQUERIA / SLOSS SHEFFIELD STEEL & IRON	NÃO LIGADO	SIM	4.410	NÃO	SIM	0,20
24	CARVÃO PARA COQUERIA / MORANBAH NORTH COAL	NÃO LIGADO	SIM	1.550	NÃO	SIM	0,10
25	CARVÃO PARA PCI / BHP COAL PTY LTD	NÃO LIGADO	SIM	8.240	NÃO	SIM	0,40
26	COQUE / GLENCORE INTERNATIONAL AG	NÃO LIGADO	SIM	8.970	NÃO	SIM	0,40

87

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

10.03 - CLIENTES PRINCIPAIS POR PRODUTOS E/OU SERVIÇOS

1- ITEM	2- ITEM	3 - NOME DO PRODUTO/ NOME DO CLIENTE	4 - % DE PARTICIPAÇÃO DO CLIENTE NA RECEITA LÍQUIDA
001		FOLHAS METÁLICAS	
001	001	CIA METALÚRGICA PRADA	2,29
001	002	NESTLÉ BRASIL LTDA	2,19
001	003	BROCKWAY STANDARD INC	1,00
001	004	VICWOOD METAL(B.V.I.) LTD.	1,00
001	005	CAYMAN	8,00
002		LAMINADOS PLANOS A QUENTE	
002	001	GERDAU S/A	2,82
002	002	MANGELS IND. E COM. LTDA	2,14
002	003	IMSA-INDÚSTRIAS MONTERREY, S.A.DE CV	1,00
002	004	ACESCO	1,00
002	005	CAYMAN	2,00
003		LAMINADOS PLANOS A FRIO	
003	001	ZAMPROGNA S/A IMP.COM. E IND.	1,16
003	002	INDÚSTRIA NACIONAL DE AÇOS LAMINADOS	1,11
004		ZINCADAS	
004	001	INDÚSTRIA NACIONAL DE AÇOS LAMINADOS	1,59
004	002	GENERAL MOTORS DO BRASIL S/A	1,00
004	003	CAYMAN	1,00
005		PLACAS	
005	001	CAYMAN	2,00

88

Reapresentação Espontânea

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

10.04 - PEDIDOS EM CARTEIRA NOS TRÊS ÚLTIMOS EXERCÍCIOS

1- ITEM	2 - DESCRIÇÃO DOS PEDIDOS	3 - VALOR DOS PEDIDOS NO ÚLTIMO EXERCÍCIO (Reais Mil)	4 - VALOR DOS PEDIDOS NO PENÚLTIMO EXERCÍCIO (Reais Mil)	5 - VALOR DOS PEDIDOS NO ANTEPENÚLTIMO EXERC. (Reais Mil)
01	LAMINADOS A QUENTE	1.352.483	1.724.905	1.706.678
02	LAMINADOS A FRIO	698.286	714.256	638.457
03	ZINCADOS	812.396	757.953	789.124
04	FOLHAS METÁLICAS	970.122	1.004.932	1.006.276
05	PLACAS	223.755	0	0
99	TOTAL	4.057.042	4.202.046	4.140.535

89

11.01 - PROCESSO DE PRODUÇÃO

Principais Produtos

A Emissora produz aço carbono, que é o tipo de aço mais amplamente produzido no mundo e que representa o vasto volume do consumo global de aço. A partir do aço carbono, a Emissora vende uma série de produtos de aço, tanto na área doméstica quanto no exterior, a fabricantes em diversas indústrias.

A Usina Presidente Vargas da Emissora produz produtos planos, incluindo placas, bobinas e folhas laminadas a quente, bobinas e folhas laminadas a frio, bobinas e folhas galvanizadas e folhas metálicas.

Placas

As placas são produtos semi-acabados utilizados para processamento de bobinas e folhas laminadas a quente, laminadas a frio ou revestidas. A Emissora pode produzir placas fundidas continuamente com espessuras de 250 milímetros, em larguras que variam de 830 a 1.550 milímetros e em comprimentos que variam de 5.250 a 10.660 milímetros. A Emissora pode também produzir placas com especificações de carbono médio e baixo, carbono ultra baixo, com micro-ligas e intersticiais livres.

Produtos Laminados a Quente

Os produtos laminados a quente consistem de bobinas e folhas de bitola pesada, laminadas a quente, e bobinas e folhas laminadas a quente de bitola leve. Um produto de bitola pesada, laminado a quente, conforme definido pelas normas técnicas brasileiras, é uma bobina ou folha de aço laminado plano com espessura mínima de 5,0 milímetros. A Emissora pode fornecer bobinas de folha de bitola pesada laminadas a quente com espessura máxima de 12,7 milímetros e folhas cortadas tendo espessura máxima de 6,3 milímetros. A folha de aço de bitola pesada é utilizada para fabricar peças de automóveis, canos, construção mecânica e outros produtos. As bobinas e folhas laminadas a quente de bitola leve produzidas pela Emissora têm espessura mínima de 1,2 milímetros, sendo utilizadas para canos e tubulações soldados, peças para automóveis, perfis leves formados a frio, canais e outros perfis.

Produtos Laminados a Frio

Os produtos laminados a frio consistem de bobinas e folhas laminadas a frio. Um produto laminado a frio, na definição das normas técnicas brasileiras, é uma bobina ou folha plana, laminada a frio, com espessura entre 0,30 e 3,00 milímetros. Comparados aos produtos laminados a quente, os produtos laminados a frio têm qualidade de superfície mais uniforme e melhor, sendo utilizados para aplicações tais como carrocerias de automóveis e aparelhos domésticos. Os produtos laminados a frio servem de aço de base para os produtos galvanizados e estanhados da Emissora. A Emissora fornece bobinas laminadas a frio com espessuras desde 0,30 milímetros até 2,65 milímetros.

Produtos Galvanizados

Os produtos galvanizados consistem de aço laminado plano que, de acordo com as normas técnicas brasileiras, são revestidos em um lado ou em ambos os lados com zinco aplicado ou por imersão a quente ou por um processo eletrolítico. A Emissora utiliza o processo de imersão a quente, que é aproximadamente 20% mais barato do que o processo eletrolítico. A galvanização é um dos processos mais eficazes e de baixo custo utilizado para proteger o aço contra a corrosão causada pela exposição à água e à atmosfera. Os produtos galvanizados são altamente versáteis e podem ser utilizados para fabricar uma ampla gama de produtos, tais como carrocerias para automóveis, caminhões e ônibus; dutos para ar e peças para sistemas de ar quente, ventilação e resfriamento; bueiros, latas de lixo e outros receptáculos; tanques de armazenamento, recipientes

11.01 - PROCESSO DE PRODUÇÃO

para grãos e equipamentos agrícolas; painéis em geral e painéis de sinalização; e peças pré-pintadas.

As folhas galvanizadas, tanto pintadas como não pintadas, são utilizadas em muitos casos para telhados e laterais de prédios industriais, sarjetas e calhas, gabinetes, dispositivos domésticos e aplicações semelhantes. A Emissora produz folhas e bobinas galvanizadas em linhas de processamento contínuo por imersão a quente, com espessuras que variam de 0,30 milímetros a 2,70 milímetros. O processo contínuo resulta em produtos com revestimentos de zinco altamente aderentes, capazes de serem trabalhados em praticamente todos os tipos de curvatura e em máquinas de moldar por dobramento e estiramento profundo.

A Emissora produz, além dos produtos galvanizados padronizados, o *Galvanew®*, aço galvanizado temperado pela aplicação do processo de imersão a quente. Essa etapa de têmpera faz com que o ferro se espalhe do aço de base para dentro do revestimento de zinco. A micro-estrutura de liga de ferro-zinco resultante permite melhor desempenho na soldagem e na pintura. A combinação dessas qualidades faz com que o produto *Galvanew®* da Emissora seja especialmente apropriado para fabricação de automóveis e aparelhos domésticos.

Através da CISA, a Emissora também produzirá galvalume, uma material laminado a frio revestido com liga de 55% de alumínio e zinco. O processo de produção é semelhante à cobertura galvanizada por imersão a quente, e o galvalume tem pelo menos duas vezes a resistência a corrosão do aço galvanizado padrão. O galvalume é usado principalmente na construção, em ambientes de corrosão mais severa.

O valor adicionado proveniente do processo de galvanização permite à Emissora atribuir um preço a seus produtos galvanizados com maior margem de lucro. A administração da Emissora acredita que seus produtos galvanizados com valor adicionado apresentem uma das melhores oportunidades da Emissora de crescer em um segmento lucrativo em virtude do aumento previsto na demanda no Brasil para tais produtos.

Folhas Metálicas

Os produtos estanhados consistem de bobinas ou folhas laminadas planas, de aço de baixo carbono, tendo, conforme definido pelas normas técnicas brasileiras, espessura máxima de 0,38 milímetros, revestidos ou não revestidos. Podem ser aplicados revestimentos de estanho ou de cromo por diversos processos eletrolíticos e de imersão a quente. Os custos do revestimento situam os produtos estanhados entre os produtos com preço mais elevado vendidos pela Emissora. E o valor adicionado proveniente do processo de revestimento permite à Emissora atribuir preços a seus produtos estanhados com mais alta margem de lucro. Existem quatro tipos de produtos estanhados, todos eles produzidos pela Emissora em forma de bobinas e de folhas (i) folha-de-flandres (chapa estanhada) – revestida em uma face ou em ambas as faces com fina camada de estanho metálico, mais uma camada de óxido de cromo, coberta com uma película protetora de óleo; (ii) aço livre de estanho – revestido em ambas as faces com uma camada muito fina de cromo metálico e mais uma camada de óxido de cromo, coberta por uma película protetora de óleo; (iii) aço com revestimento baixo de estanho – coberto em ambas as faces com fina camada de estanho metálico e ainda uma camada mais espessa de óxido de cromo, coberta por uma película protetora de óleo; e (iv) chapa preta – produto não revestido utilizado como material de início para os produtos estanhados.

Os produtos estanhados são utilizados primordialmente para a fabricação de latas e outros recipientes. As vendas de produtos estanhados pela Emissora totalizaram pouco mais do que um milhão de toneladas em 2000. Com seis linhas de revestimento eletrolítico, a Emissora é um dos maiores fabricantes de produtos estanhados no mundo, e o único produtor de produtos estanhados revestidos no Brasil.

11.01 - PROCESSO DE PRODUÇÃO

Participação Percentual dos Principais Produtos
A tabela abaixo apresenta a participação percentual dos principais produtos na receita bruta da Emissora, durante os três primeiros trimestres de 2001:

Participação Percentual dos Grupos de Produtos na Receita Bruta da Emissora

	2001
Laminados a quente.....	23,00
Laminados a frio..........	16,68
Laminados zincados.....	22,53
Folhas metálicas..........	30,63
Placas..........................	1,78
Outros produtos (não aço)........	5,38

As principais matérias-primas para a produção de aço em uma usina integrada são minério de ferro, calcário, dolomita, minério de manganês, carvão e coque. O minério de ferro consumido na Usina Presidente Vargas é extraído, triturado, empilhado e transportado por ferrovia desde a Mina de Casa de Pedra da Emissora localizada a aproximadamente 300km da Usina Presidente Vargas. A alta qualidade dos minérios de ferro minerados na Mina de Casa de Pedra, com conteúdo de ferro que varia de 66,5% a 68% e o baixo custo de extração são os fatores que mais contribuem para o baixo custo de produção da Emissora.
No Brasil, há falta de carvões de coque de alta qualidade e a Emissora importa todo carvão necessário para a produção do coque. O carvão é, então, carregado em fornos de coque para produzir coque através do processo de destilação. Este processo de destilação de carvão produz também gás como subproduto que a Emissora utiliza como sua principal fonte de combustível. Depois de ter sido triturado, o coque é transportado para os alto-fornos onde é usado como uma fonte de combustão, bem como fonte de redução de minério de ferro. Em 2001, a Emissora produziu cerca de 90% de suas necessidade de coque, importando o resto. Minério de ferro fino de coque ou outros combustíveis sólidos são misturados com fundentes (calcário e dolomita) para produzir sínter. O sínter, o minério de ferro, os fundentes e o coque são, então, carregados para os dois alto-fornos operacionais da Emissora para serem fundidos. Em 1997, a Emissora começou a operar uma instalação para injeção de carvão pulverizado ("PCI"), que injeta carvão pulverizado de baixo custo dentro dos alto-fornos, substituindo e reduzindo a quantidade de coque necessário (em aproximadamente um terço).
Com a melhoria da operação do PCI e em vista dos níveis atuais de produção, a Emissora acredita que não será necessária a importação de quantidades substanciais de coque. O minério de ferro é reduzido para ferro gusa (o ferro fundido formado durante a primeira redução de minério de ferro) através de sucessivas reações químicas com monóxido de carbono (provenientes do coque e do PCI) em dois alto-fornos que operam 24 horas por dia. O minério é gradualmente reduzido, depois funde e flui para baixo. As impurezas são separadas do ferro e formam um resido líquido juntamente com os fundentes carregados (calcário e dolomita). De tempos em tempos, o ferro líquido, branco e quente, e as impurezas fundidas são expelidas do fundo do alto-forno. As impurezas derretidas são granuladas e vendidas para as fábricas de cimento das vizinhanças.
O ferro gusa é, então, derretido e transportado para as oficinas de fabricação de aço, através de carros torpedo com cerca de 350 toneladas de capacidade e carregados em fornos de oxigênio básicos em conjunto com sucatas e fundentes. Nos fornos de oxigênio básicos, o oxigênio é lançado para dentro da carga líquida para oxidar suas impurezas e reduzir seu conteúdo de carbono, produzindo assim aço líquido. O aço derretido é transportado dos fornos de oxigênio

11.01 - PROCESSO DE PRODUÇÃO

básico para dentro das máquinas de lingotamento contínuo onde o aço bruto (*i.e.*, as placas de formato retangular) é produzido.

Na laminação a quente, as placas reaquecidas provenientes das máquinas de lingotamento contínuo são alimentadas para os laminadores de tiras a quente para reduzir a espessura das placas de 250 milímetros para uma faixa entre 1,2 e 12,7 milímetros. No final do laminador de tiras a quente, uma tira de aço longa e fina proveniente de cada placa é bobinada e deixada resfriar. Algumas bobinas laminadas a quente são despachadas diretamente aos clientes na condição conforme laminado. As outras são processadas ainda mais na linha de decapagem, num banho de hidroclórico para remover a oxidação e aumentar a qualidade da superfície. Depois do tratamento nessas máquinas, as bobinas de laminados a quente selecionadas para produzir materiais mais finos são mandadas para serem laminadas em laminadores de tiras a frio, isto é, em laminadores que não necessitam que a bobina seja reaquecida. As melhores características de superfície dos produtos laminados a frio aumentam o seu valor para aos clientes, comparados com os produtos laminados a quente. O processamento suplementar relacionado com a laminação a frio pode melhorar ainda mais a qualidade da superfície. Depois da laminação a frio, as bobinas podem ser galvanizadas (protegidas contra corrosão e revestidas de zinco) ou ainda serem recobertas de estanho ou cromo para uso como latas, *containers* e outros produtos. Os produtos de aço laminados têm maior margem de lucro do que os produtos de aço não revestidos. Os produtos estanhados (folhas-de-flandres) são os produtos de maior margem de lucro da Emissora.

A usina de aço tem uma escala de manutenção programada. Normalmente, os laminadores e as linhas de revestimento têm manutenção semanal ou de 15 em 15 dias, ao passo que os alto-fornos, bem como os outros equipamentos maiores recebem manutenção mensal, semestral ou anual. A reforma do alto-forno n.º 3, após 16 anos de campanha, no ano 2001, foi realizada em 99 dias, no período de 1 de maio a 7 de agosto de 2001. No período de 8 a 29 de julho de 2001, foi reformado e modernizado o Laminador de Tiras a Quente n.º 2. Para compensar a perda de produção de gusa com a parada do alto-forno n.º 3 foram adquiridas e laminadas cerca de 630 mil toneladas de placas. Entretanto, a parada do laminador de tiras a quente n.º 2, por onde são processados todos os produtos laminados da empresa, ocasionou redução na produção de laminados da ordem de 300 mil toneladas no período, impactando no período essencialmente o volume de vendas no mercado externo. Cerca de um mês após o retorno de ambos os equipamentos, as respectivas produções já apresentavam níveis semelhantes aos praticados antes das paradas. As reformas também trouxeram incrementos de qualidade e produtividade e há expectativa de redução de custos. O alto-forno n.º 3 terá sua capacidade de produção anual aumentada em cerca de 800 mil toneladas de aço bruto até o final de 2002. Já no laminador de tiras a quente, o incremento esperado é da ordem de 400 mil toneladas de laminados a quente por ano.

3 - Produção

Em 2001, a Emissora produziu 4,0 milhões de toneladas de aço bruto, comparados aos 4,8 milhões de toneladas produzidas entre em 2000. A tabela a seguir estabelece para os períodos indicados, a produção anual de aço bruto, no Brasil, pela Emissora, e a porcentagem da produção brasileira atribuída à Emissora:

Produção de Aço Bruto – Em Milhões de Toneladas Métricas

Ano	Brasil	Emissora	Emissora – % do Brasil
2001......	26,7	4,0	15,2
2000......	27,8	4,8	17,2
1999......	25,0	4,8	19,2
1998......	25,8	4,7	18,2

11.01 - PROCESSO DE PRODUÇÃO

Fonte: Instituto Brasileiro de Siderurgia ("IBS") e Emissora

O aumento da participação da Emissora na produção brasileira verificada em 1999 é explicado por uma conjunção de fatos que ocorrem na siderurgia brasileira neste ano, (i) a reforma do principal alto-forno da Usiminas, com redução no período de 1 milhão de toneladas de aço bruto, (ii) a redução da produção da Cosipa em cerca de 1 milhão de toneladas de aço, com o fechamento de um dos seus altos fornos e de uma das suas aciarias, (iii) inauguração de um novo alto-forno pela CST, com aumento da sua capacidade de produção de aço bruto em 1 milhão de toneladas, sendo que parte desse aumento (600 mil toneladas) já foi alcançado no próprio ano de 1999. Por outro lado, em 2000, com a produção plena do alto-forno reformado da Usiminas e do novo alto forno da CST, a Emissora, apesar de produzir o mesmo volume de 2000, teve a sua participação relativa na produção nacional reduzida. Em 2001, a participação da Emissora na produção nacional é bastante reduzida em função da parada para reforma do alto-forno n.º 3, responsável por 2/3 da produção de aço da Emissora.

A tabela a seguir contém determinadas estatísticas operacionais da Emissora no período indicado:

Dados Estatísticos Operacionais da Emissora – Em Milhões de Toneladas Métricas

Produção	1998	1999	2000	2001
Minério de Ferro	11,6	10,3	10,1	10,7
Aço Líquido	4,9	4,9	4,9	4,1
Aço Bruto (placas)	4,7	4,8	4,8	4,0
Bobinas e Chapas Laminados a quente	4,5	4,5	4,6	4,1
Bobinas e Chapas laminados a frio	2,7	2,6	2,7	2,6
Produtos galvanizados	0,8	0,8	0,8	0,7
Folhas Metálicas	1,0	1,0	1,0	1,0
Consumo de Carvão para baterias de Coque	2,4	2,4	2,3	2,3
Consumo de Carvão para PCI	0,7	0,8	0,8	0,6

A tabela abaixo contém os custos de produção da Emissora nos períodos indicados:

Custos de Produção (1)

	Exercício findo em 31 de dezembro de					
	1999		2000		2001	
	R$/ton.	%	R$/ton.	%	R$/ton	%
Matérias-Primas						
Minério de Ferro	15,15	4,3%	19,04	4,7%	18,5	4,1
Carvão	53,44	15,3	48,98	12,1	74,5	16,4
Coque	5,82	1,7	9,49	2,3	7,1	1,6
Outros (2)	52,95	15,2	61,98	15,2	101,6	22,2
	127,36	36,5	139,49	34,3	201,7	44,3
Energia/Combustíveis	30,42	8,7	37,01	9,1	29,0	6,3
Mão de Obra	49,73	14,2	55,34	13,6	55,8	12,3
Serviços e Manutenção	41,72	12,0	58,93	14,5	54,3	11,9
Depreciação	67,65	19,3	72,82	17,9	76,3	16,8
Ferramentas e Suprimentos	24,06	6,9	32,71	8,1	27,9	6,1
Outros	8,43	2,4	10,09	2,5	10,0	2,3
	349,37	100,0	406,39	100,0	455,0	100,0

(1)Com exceção do carvão e de algum coque, que a Emissora importa, e algumas ligas (tais como de zinco e estanho), cujos preços internos são vinculados aos preços internacionais, os custos de produção da Emissora, bem como suas outras despesas operacionais, são predominantemente determinados em reais. A desvalorização do real resultará no aumento

11.01 - PROCESSO DE PRODUÇÃO

percentual dos custos de produção vinculados ou determinados em dólares norte-americanos em relação aos custos totais de produção.

(2)Inclui, principalmente, calcário, dolomita, minério de manganês, zinco e estanho.

11.01 - PROCESSO DE PRODUÇÃO

Processo de Produção

A usina presidente Vargas da CSN é do tipo integrada com redução a coque, Aciaria a Oxigênio e Laminação de produtos planos, além de linhas de revestimento.

Insumos e Utilidades Principais

Carvão	importado de diversos países
Minério de Ferro	extraído e beneficiado em plantas próprias em Congonhas-MG
Fundentes	extraído e beneficiado em plantas próprias em Arcos-MG
Água	captação e tratamento próprios, oriunda do rio Paraíba do Sul
Energia Elétrica	adquirida da LIGHT e geração própria (Termoelétrica)
Oxigênio	oriundo de equipamentos próprios tercerizados
Óleo Combustível	adquirido da Petrobrás
Gás Natural	adquirido da Petrobrás
Estanho e Zinco	adquirido de terceiros no mercado interno e mercado externo

Resumo do Processo

Fabricação de Gusa

Equipamento

Alto Forno

Matéria Prima

Coque (obtido a partir do carvão)
Carvão
Minério de Ferro
Sinter (obtido a partir do Minério de Ferro e Fundentes)

Instalações

3 Baterias de Coque
4 Máquinas de Sinterização (1 fora de operação momentaneamente)
3 Altos Fornos (1 fora de operação momentaneamente)

Fabricação do Aço

Equipamento

Aciaria

Matéria Prima

Gusa líquido e/ou sólido
Sucata
Fundentes
Ferro-Ligas

Instalações

Aciaria com 3 conversores
4 Máquinas de Lingotamento Contínuo de Placas (1 fora de operação momentaneamente).

11.01 - PROCESSO DE PRODUÇÃO

Laminação

Laminação a Quente

1 Laminador de Tiras a Quente
2 Linhas de Acabamento

Laminação a Frio

2 Linhas de Decapagem Contínua
3 Laminadores de Tiras a Frio
1 Linha de Recozimento Contínuo de Chapas
4 Linha de Recozimento Contínuo de Folhas
2 Linhas de Limpeza Eletrolítica de Folhas
2 Áreas de Fornos de Recozimento em Caixa
2 Laminadores de Encruamento de Chapas
3 Laminadores de Encruamento de Folhas
1 Linha de Acabamento de Chapas a Frio
4 Linhas de Preparação de Bobinas de Folhas

Linhas de Revestimento

3 Linhas de Zincagem Contínua por imersão a quente
6 Linhas de Estanhamento Eletrolítico

* * *

11.01 - PROCESSO DE PRODUÇÃO

CUSTO DAS MÁTÉRIAS PRIMAS E OUTRAS DESPESAS

Os custos com matérias-primas, em 2001, atingiram o montante de R$ 926.703 mil correspondendo a 44,3% do custo total da produção.

Carvão importado	342.222
Minério de Ferro	84.988
Alumínio	25.566
Zinco	79.844
Estanho	35.383
Fundentes	33.410
Coque Adquirido	32.727
Placas Adquiridas	221.696
Sucatas Adquiridas	12.673
Outras Matérias-primas	58.194
Total	926.703

As outras despesas que compõe o custo perfizeram um total de R$ 1.163.588 mil, assim distribuídos:

Depreciação	350.632
Mão de Obra	256.183
Combustíveis e Utilidades	30.893
Energia Elétrica	61.178
Suprimentos e Ferramentas	128.070
Material de Manutenção	125.664
Serviços de Terceiros	123.659
Gás Natural	68.973
Despesas Gerais	18.336
Total	1.163.588

11.01 - PROCESSO DE PRODUÇÃO

11.02 - PROCESSO DE COMERCIALIZAÇÃO, DISTRIBUIÇÃO, MERCADOS E EXPORTAÇÃO

Panorama do Negócio

1. Vendas e Distribuição no Mercado

Os produtos da Controladora são vendidos tanto domesticamente quanto no exterior, como uma das principais matérias-primas para diversas indústrias, inclusive as indústrias de automóveis, de aparelhos domésticos, de material de embalagem, de construção civil e de processamento de aço. Para facilitar as vendas e o serviço a clientes, a Controladora tem escritório de vendas na Cidade de São Paulo, no Estado de São Paulo, e escritório regional na Cidade de Porto Alegre, no Estado do Rio Grande do Sul.

Vendas de Aço Desdobradas por Regiões Geográficas

Em 2001, a Controladora vendeu produtos de aço a clientes no Brasil e em 54 outros países. As vendas de aço domésticas pela Controladora subiram de 75% do volume total de vendas e 81% das receitas líquidas de vendas em 2000 para 82% do volume total de vendas e 85% da receita líquida em 2001. As flutuações na parte de vendas totais atribuíveis ao mercado doméstico refletem a capacidade da Controladora de ajustar as vendas à luz das variações da economia doméstica. No quarto trimestre de 1998, a Controladora iniciou a exportação de placas para manter suas instalações de produção operando na capacidade nominal durante uma recessão prevista para o Brasil. Em 1999 e 2000, 9% e 3% das vendas da Controladora, respectivamente, foram atribuídas a vendas de placas de aço no mercado de exportação. Em 2001, as placas de aço representaram 5% das vendas totais da Controladora. Com o aumento de capacidade, após a reforma do Alto Forno nº3, em 2001, a Companhia retomou a exportação de placas. O aumento esperado na capacidade produtiva para 5,8 milhões de toneladas ao final de 2002, levará a um excesso de aproximadamente 400 mil toneladas de placas sobre a capacidade esperada de laminação, de 5,4 milhões de toneladas. Este fator aumentará a importância do mercado exportador de placas para a CSN.

Os três principais mercados de exportação dos produtos da Controladora têm sido, historicamente, a América Latina, a América do Norte e a Ásia. Em virtude da crise na Ásia que teve início em fins de 1997, a Controladora tem redirecionado as suas exportações para Europa, América Latina e América do Norte, seguindo o aumento na demanda de produtos de aço nesses mercados. Em 1999, devido à recuperação da Ásia e ao impacto dos procedimentos *antidumping* nas exportações de aço do Brasil para os Estados Unidos e para a Argentina, a Ásia voltou à sua posição de principal mercado de exportação. Estes procedimentos foram solucionados com acordos e as exportações para os Estados Unidos e para a Argentina recuperaram-se recentemente. Em 2001, apesar da queda do volume exportado, devido, principalmente, à reforma do Alto-Forno nº 3, as exportações para a América do Norte aumentaram enquanto as para a Europa diminuíram em menor proporção que às demais regiões. Isto reflete a exportação de folhas metálicas para essas regiões, o que as transformou em principal destino das exportações da Companhia. As medidas protecionistas irão limitar a habilidade da CSN em aumentar suas exportações de produtos acabados, mas espera-se que uma parte substancial da produção de placas será exportada para os Estados Unidos, sendo que a maior parte será usada para produção de laminados a quente, a serem utilizados pela usina da CSN LLC, em Terre Haute, Indiana.

11.02 - PROCESSO DE COMERCIALIZAÇÃO, DISTRIBUIÇÃO, MERCADOS E EXPORTAÇÃO

A tabela a seguir contém determinadas informações referentes às vendas não consolidadas de produtos de aço pela Controladora, desdobradas por destinos, para os períodos indicados.

Venda de Produtos de Aço por Destino
(Em milhares de toneladas)

	1998		1999		2000		2001	
	T	%	T	%	T	%	T	%
Brasil	2.965	73	2.956	65	3.259	76	3,272	82.1
Exportações	1.099	27	1.590	35	1.052	24	711	17.9
Total	4.064	100	4.545	100	4.311	100	3,983	100.0
Exportações por Região								
Ásia	83	2,1	529	11,6	196	4,6	134	3.4
América do Norte (1)	408	10,0	416	9,2	256	5,9	272	6.8
América Latina	240	5,9	249	5,5	285	6,6	107	2.7
Europa	323	7,7	262	5,8	204	4,7	142	3.6
Outros	45	1,3	134	2,9	111	2,6	56	1.4
Exportações Totais	1.099	27	1.590	35	1.052	24	711	17.9

(1) As vendas para o México estão incluídas na América do Norte.

1. Vendas ao Setor Industrial

A Controladora vende seus produtos a fabricantes em várias indústrias. Em 2001, os principais clientes da Controladora incluíam produtores de embalagens, empresas de distribuição, fabricantes de automóveis, empreiteiras civis, fabricantes de aparelhos domésticos e fabricantes de máquinas. A Controladora detém uma posição doméstica e de exportação particularmente forte na venda de produtos estanhados usados para embalagens. Em 2000, as vendas para a indústria de embalagens no mercado doméstico foram responsáveis por 15% do total volume de vendas da Controladora, e em 2001, 16%. Os clientes para esses produtos incluem alguns dos mais importantes produtores de alimentos do mundo, assim como muitas empresas de pequeno e médio porte. A Controladora também mantém uma forte posição na venda de produtos galvanizados para uso na fabricação de automóveis, nas indústrias de construção civil e de aparelhos domésticos no Brasil. As vendas de produtos estanhados e galvanizados representam as vendas dos produtos de mais alto valor adicionado da Controladora. Nenhum cliente individual responde por mais de 5% das receitas operacionais líquidas da Controladora.

11.02 - PROCESSO DE COMERCIALIZAÇÃO, DISTRIBUIÇÃO, MERCADOS E EXPORTAÇÃO

A tabela a seguir mostra a fatia de mercado da Controladora para vendas no Brasil de produtos laminados a quente, laminados a frio, galvanizados e estanhados para os últimos três anos:

Fatia do Mercado Interno – Percentual da Fatia de Mercado para cada Produto

	1998	1999	2000	2001
Produtos Laminados a Quente	38,0	38,0	37,0	37,0
Produtos Laminados a Frio	31,0	27,0	28,0	26,0
Produtos Galvanizados	75,0	80,0	73,0	66,0
Produtos Estanhados	97,0	98,0	98,0	99,0

A seguinte tabela estabelece a distribuição por porcentagem da indústria por unidades de mercado da CSN, no Brasil, nos últimos três anos:

Vendas da Controladora por Setores de Indústria no Brasil – Porcentagens de Volumes Totais Expedidos

Setor da Indústria	1999	2000	2001
Embalagem	10,1%	13,0%	17,1%
Distribuição	39,4	39,4	35,8
Automotivo	11,7	10,9	11,1
Construção Civil	17,3	17,3	16,0
Linha Branca & OEM	21,5	19,4	20,0

11.02 - PROCESSO DE COMERCIALIZAÇÃO, DISTRIBUIÇÃO, MERCADOS E EXPORTAÇÃO

Direitos Minerais

Minas e Recursos Minerais

A Controladora possui concessões para explorar minério de ferro, calcário, dolomita e manganês. Por acreditar que comprar manganês no mercado local é mais econômico, a Controladora não opera no momento nenhuma das concessões de manganês.

Atualmente, a Controladora está envolvida em um estudo extenso, plurianual de suas reservas de minério de ferro em sua mina Casa de Pedra em Congonhas, Estado de Minas Gerais. O estudo consiste em duas fases. A primeira fase concluída durante 1999, abrangeu os depósitos de minério que estão atualmente sendo trabalhados ou estão próximos das minas abertas atualmente em operação. A segunda fase cobre os outros depósitos de ferro na mina Casa de Pedra, e a perfuração de exploração está sendo executada no momento.

Mina de Minério de Ferro. A extração, a trituração e a filtragem dos minérios de ferro da Controladora são efetuados na instalação de mineração Casa de Pedra da Controladora localizada em Congonhas, no Estado de Minas Gerais. Essa instalação de mineração tem capacidade de produção anual instalada de aproximadamente 17,7 milhões de toneladas (ROM). Admitindo-se os níveis atuais da produção, as reservas estimadas comprovadas e prováveis irão satisfazer as necessidades da Controladora durante, pelo menos, 20 anos. A instalação da mineração Casa da Pedra está localizada a 328 km da Usina Presidente Vargas.

A Controladora concedeu à CVRD o direito de preferência pelo prazo de 30 anos para aquisição de minério de ferro da Mina de Casa de Pedra da Controladora que exceda as necessidades da Controladora e de suas afiliadas, e o direito de preferência na compra da Mina de Casa de Pedra caso a Controladora decida vendê-la.

Mina de Calcário e Dolomita. A extração e a preparação de calcário e dolomita para a Controladora, são realizadas na instalação de mineração de Bocaina, localizada em Arcos, no Estado de Minas Gerais. Esta instalação de mineração tem uma capacidade de produção anual instalada de aproximadamente quatro milhões de toneladas. A Controladora acredita que a instalação de mineração tem reservas de calcário e dolomita suficientes para suprir adequadamente a produção de aço da Controladora, aos níveis correntes, durante mais de 70 e aproximadamente 45 anos, respectivamente. A instalação de mineração está localizada a 455 km da Usina Presidente Vargas.

Denominação do Imóvel

Casa de Pedra

Local: Município de Congonhas - MG
Manifesto de Mina nº. 234-06/36
Processo DNPM: 043306/56
Área: 2.516,2593 ha
Substância - Minério de Ferro/Bauxita

11.02 - PROCESSO DE COMERCIALIZAÇÃO, DISTRIBUIÇÃO, MERCADOS E EXPORTAÇÃO

Fazenda do Engenho

Local: Município de congonhas -MG
Decreto de lavra nº. 18.275/45
Processo DNPM: 003664/42
Área: 74,2800 ha
Substância - Minério de Ferro/Ferro-Manganês

Bom Jardim

Local: Município de Lagoa Dourada - MG
Manifesto de Mina nº. 234/36
Processo DNPM: 000433/56
Área: 7,2500 ha
Substância - Manganês

Cocuruto

Local: Município de Entre Rios de Minas - MG
Manifesto de Mina nº 234/36
Processo DNPM: 000433/56
Área: 5.146,0032 ha
Substância - Manganês

Jurema

Local: Município de Queluzito - MG
Manifesto de mina nº. 310/36
Processo DNPM: 002741/35
Área: 603,1800 ha
Substância - Manganês

Paiva

Local: Município de Conselheiro Lafaiete - MG
Manifesto de mina nº. 310/36
Processo DNPM: 002741/35
Área: 139,4500 ha
Substância - Manganês

São Gonçalo

Local: Municípiode Conselheiro Lafaiete - MG
Manifesto de mina nº 234-05/36
Processo DNPM: 043305/56
Área: 178,1120 ha
Substância - Manganês

11.02 - PROCESSO DE COMERCIALIZAÇÃO, DISTRIBUIÇÃO, MERCADOS E EXPORTAÇÃO

Água Preta

Local: Município de Conselheiro Lafaiete - MG
Manifesto de mina nº. 234-02/36
Processo DNPM: 043302/56
Área: 140,3600 ha
Substância - Manganês

Bocaina

A- Local: Arcos - MG
Decreto de lavra nº. 33409/53
Processo DNPM: 004213/49
Área: 75,0000 ha
Substância – Calcáreo/Dolomita

B - Local: Município de Arcos - MG
Decreto de lavra nº. 63302/68
Processo DNPM: 003425/60
Área: 232,5800 ha
Substância – Calcáreo/Dolomita

Patrimônio/Falcão

Local: Município de Ouro Preto - MG
Manifesto de mina nº. 234-09/36
Processo DNPM: 043309/56
Área: 300,0000 ha
Substância – Ferro-Manganês

*   *   *

11.02 - PROCESSO DE COMERCIALIZAÇÃO, DISTRIBUIÇÃO, MERCADOS E EXPORTAÇÃO

11.03 - POSICIONAMENTO NO PROCESSO COMPETITIVO

Principais Concorrentes

A CSN tem como seus principais concorrentes CST, Usiminas e Cosipa.

CST

A CST foi constituída, em junho de 1976, como uma *joint venture* de controle estatal, com a participação minoritária dos grupos Kawasaki do Japão e Ilva (anterior Finsider) da Itália. O início da operação da usina ocorreu em novembro de 1983, após um investimento total de aproximadamente US$3,1 bilhões. Em julho de 1992, a empresa foi privatizada, tendo o seu controle sido adquirido pelos bancos Bozano, Simonsen e Unibanco, e pela CVRD. Atualmente, as empresas que são controladas pela CST são a CST Overseas Ltd. e a CST Comércio Exterior S.A..

A CST, que possui um dos mais baixos custos de produção de aço do mundo, é líder mundial no mercado de placas de aço, sendo responsável por 20% da oferta global do produto. É também uma das maiores empresas do Brasil, com faturamento anual da ordem de US$1 bilhão e produção e vendas de placas da ordem de 4,7 milhões de toneladas por ano. A sexta maior empresa exportadora do país, foi o maior produtor de aço bruto (18% da produção nacional) em 2001.

Usiminas

A Usiminas foi fundada em 1956 como empresa privada. Em 1958, tornou-se uma *joint venture* com a participação de capital estatal, do governo federal e de Minas Gerais, em parceria com acionistas japoneses.

A Usiminas comercializa seus produtos laminados (revestidos e não revestidos), beneficiados, carboquímicos, fundidos e forjados no mercado interno, junto a diversos setores industriais e distribuidores. Além disto, a Usiminas fornece ao mercado outros produtos beneficiados (*blanks*, platinas, rolos, tiras, peças estampadas, chapas biseladas etc.), que são utilizados por empresas de diferentes segmentos industriais do país e mesmo do exterior, que tem procurado terceirizar etapas de seus processos produtivos. A Usiminas também tem uma presença importante no mercado internacional de produtos siderúrgicos, tendo destinado 70% de suas exportações para os Estados Unidos, Argentina, Colômbia, Chile, México e Canadá em 2000.

Cosipa

A Cosipa foi constituída em 23 de novembro de 1953, com capital privado. A necessidade de recursos para o empreendimento levou à estatização da empresa, através de freqüentes aportes de capital do Governo Federal. A usina somente começou a ser efetivamente construída em 1959. No entanto, a Cosipa retornou à iniciativa privada em 1993, quando foram leiloados, na Bovespa, 80% das ações ordinárias, assegurando-se outros 14,5% aos funcionários da empresa.

A Cosipa é uma das três produtoras nacionais de laminados planos não revestidos. Como siderúrgica integrada, incorpora todas as etapas de fabricação do aço, desde o manuseio e preparo das matérias-primas até a sua transformação em aço e em produtos laminados planos não revestidos. Os laminados da Cosipa são processados basicamente em três produtos finais (i) chapas grossas; (ii) laminados a quente; e (iii) laminados a frio.

11.03 - POSICIONAMENTO NO PROCESSO COMPETITIVO

Em outubro de 2001, a Usiminas anunciou a conversão de debêntures da Cosipa em ações ordinárias e preferenciais, passando a deter 93% do capital total, formando, então, o maior complexo siderúrgico da América Latina, com capacidade de produção de aço bruto de 10 milhões de toneladas por ano.

11.03 - POSICIONAMENTO NO PROCESSO COMPETITIVO

12.01 - PRINCIPAIS PATENTES, MARCAS COMERCIAIS E FRANQUIAS

PATENTES	PRAZO DE UTILIZAÇÃO
Estrado metálico regulável para acondicionamento, armazenagem e transporte de folhas metálicas e similares.	06/12/15

MARCAS	PRAZO DE UTILIZAÇÃO
Logotipo CSN – nº 720.198.453	15/12/11
Logotipo CSN – nº 720.198.461	15/12/11
Logotipo CSN – nº 720.198.470	15/12/11
Logotipo CSN – nº 720.202.906	15/12/11
Logotipo CSN – nº 720.202.914	15/06/02
Logotipo CSN – nº 720.202.922	15/12/11
Niobras 200 – nº 800.240.170	26/01/12
Stancrom – nº 810.069.059	22/03/03
Passicrom – nº 810.641.100	19/07/03
Niofun – nº 810.717.484	20/09/03
Braszinc – nº 811.804.739	20/05/06
Brastin – nº 811.804.747	20/05/06
Braschrom – nº 811.804.755	20/05/06
Logotipo CSN – nº 814.605.079	04/09/10
CSN – nº 814.605.087	04/09/10
CSN – nº 814.605.095	04/09/10
Logotipo CSN – nº 814.605.117	04/09/10
Logotipo CSN – nº 814.605.125	07/08/10
Zar – nº 814.644.112	07/08/10
Quepê – nº 817.151.419	07/02/05
G-Galvanew – nº 817.927.409	22/04/07
Logotipo CSN – nº 003.572.013	18/03/07
Niocor – nº 006.692.885	25/05/08
Logotipo CSN – nº 819.145.670	29/09/08
Logotipo CSN – nº 819.211.648	22/12/08
Logotipo CSN – nº 819.211.656	22/12/08
Qualitec – nº 819.888.605	08/09/09
Qualitec – nº 819.888.613	08/09/09
Galvatec – nº 819.888.621	08/09/09

12.01 - PRINCIPAIS PATENTES, MARCAS COMERCIAIS E FRANQUIAS

Reapresentação Espontânea

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

13.01 - PROPRIEDADES RELEVANTES

1 - ITEM	2 - TIPO DE PROPRIEDADE	3 - ENDEREÇO								
4 - MUNICÍPIO	5 - UF	6 - ÁREA TOTAL (MIL M²)	7 - ÁREA CONSTRUÍDA (MIL M²)	8 - IDADE (ANOS)	9 - SEGURO	10 - HIPOTECA	11 - ALUGADA DE TERCEIROS	12 - DATA DO CONTRATO	13 - TÉRMINO LOCAÇÃO	
14 - OBSERVAÇÃO										
01	USINA PRESIDENTE VARGAS	AUTO ESTRADA, S/Nº - VILA SANTA CECÍLIA								
VOLTA REDONDA	RJ	3.569,907	1.356,052	61	SIM	NÃO	NÃO			
APÓLICE DE SEGUROS-BRADESCO SEGUROS										
02	RESTAURANTE CENTRAL	AUTO ESTRADA, S/Nº - VILA STA. CECÍLIA								
VOLTA REDONDA	RJ	3,487	2,160	36	SIM	NÃO	NÃO			
APÓLICE DE SEGUROS-BRADESCO SEGUROS										
03	PRÉDIO DA ANTIGA 3ª RES. DO DNER	RUA Nº 8, SEM Nº - VILA STA. CECÍLIA								
VOLTA REDONDA	RJ	2,992	0,845	58	SIM	NÃO	NÃO			
APÓLICE DE SEGUROS NO.1013973696- UNIBANCO SEGUROS										
04	FAZENDA SANTA CECÍLIA	RUA 21, Nº 1584 - VILA STA. CECÍLIA								
VOLTA REDONDA	RJ	16.643,000	2,400	61	SIM	NÃO	NÃO			
APÓLICE DE SEGUROS NO. 1013973696-UNIBANCO SEGUROS										
05	ESCOLA TÉCNICA PANDIÁ CALÓGERAS	RUA 62, Nº 90 - SESSENTA								
VOLTA REDONDA	RJ	56,667	11,500	50	SIM	NÃO	NÃO			
APÓLICE DE SEGUROS NO.1013973696-UNIBANCO SEGUROS										
06	HOSPITAL DA CSN	RUA 41-C, Nº 190 - VILA STA. CECÍLIA								
VOLTA REDONDA	RJ	15,191	9,508	45	SIM	NÃO	NÃO			
APÓLICE DE SEGUROS NO.3291531-REAL SEGUROS										

112

Reapresentação Espontânea

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

13.01 - PROPRIEDADES RELEVANTES

1 - ITEM / 4 - MUNICÍPIO	2 - TIPO DE PROPRIEDADE / 5 - UF	6 - ÁREA TOTAL (MIL M²)	7 - ÁREA CONSTRUÍDA (MIL M²)	8 - IDADE (ANOS)	3 - ENDEREÇO / 9 - SEGURO	10 - HIPOTECA	11 - ALUGADA DE TERCEIROS	12 - DATA DO CONTRATO	13 - TÉRMINO LOCAÇÃO
14 - OBSERVAÇÃO									
07	AMBULATÓRIO DO HSN				RUA 41-C, Nº 361 - VILA STA. CECÍLIA				
VOLTA REDONDA RJ	RJ	1,898	1,951	45	SIM	NÃO	NÃO		
APÓLICE DE SEGUROS NO.3291531-REAL SEGUROS									
08	RECREIO DO TRABALHADOR				RUA 21, Nº 501 - VILA STA. CECÍLIA				
VOLTA REDONDA	RJ	43,829	3,642	46	SIM	NÃO	NÃO		
APÓLICE DE SEGUROS NO.1013973696-UNIBANCO SEGUROS									
09	SEDE DE BANDA DE MÚSICA DA CSN				RUA 21, Nº 402 - VILA SANTA CECÍLIA				
VOLTA REDONDA	RJ	2,574	0,876	34	SIM	NÃO	NÃO		
APÓLICE DE SEGUROS NO.1013973696-UNIBANCO SEGUROS									
10	CENTRO DE PESQUISA				RUA 4, Nº 33 - CONFORTO				
VOLTA REDONDA	RJ	30,289	6,034	28	SIM	NÃO	NÃO		
APÓLICE DE SEGUROS NO.1013978866-UNIBANCO SEGUROS									
11	EDIFÍCIO DAS TRANSPORTADORAS				AV. SÉRGIO BRAGA Nº 272 - PONTE ALTA				
VOLTA REDONDA	RJ	4,000	1,840	31	SIM	NÃO	NÃO		
APÓLICE DE SEGUROS NO.1013973696-UNIBANCO SEGUROS									
12	COLÉGIO MACEDO SOARES				RUA 60, Nº 59 - VILA STA. CECÍLIA				
VOLTA REDONDA	RJ	5,890	5,822	44	SIM	NÃO	NÃO		
APÓLICE DE SEGUROS NO.1013973696-UNIBANCO SEGUROS									

113

Reapresentação Espontânea

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

13.01 - PROPRIEDADES RELEVANTES

1 - ITEM	2 - TIPO DE PROPRIEDADE					3 - ENDEREÇO				
4 - MUNICÍPIO		5 - UF	6 - ÁREA TOTAL (MIL M²)	7 - ÁREA CONSTRUÍDA (MIL M²)	8 - IDADE (ANOS)	9 - SEGURO	10 - HIPOTECA	11 - ALUGADA DE TERCEIROS	12 - DATA DO CONTRATO	13 - TÉRMINO LOCAÇÃO
14 - OBSERVAÇÃO										
13	COLÉGIO MACEDO SOARES					RUA 60, Nº 52 - VILA STA. CECÍLIA				
VOLTA REDONDA		RJ	2,925	1,312	42	SIM	NÃO	NÃO		
APÓLICE DE SEGUROS NO.1013973696-UNIBANCO SEGUROS										
14	SEDE DO TIRO DE GUERRA					RUA 60, Nº 699 - SESSENTA				
VOLTA REDONDA		RJ	2,418	0,294	54	NÃO	NÃO	NÃO		
15	STAND DE TIROS DO TG 01-004					RUA 53, S/Nº - SESSENTA				
VOLTA REDONDA		RJ	133,836	0,254	54	NÃO	NÃO	NÃO		
16	CLUBE UMUARAMA					RUA 43 Nº 155 - VILA STA. CECÍLIA				
VOLTA REDONDA		RJ	9,251	1,714	58	NÃO	NÃO	NÃO		
17	ÁREA DE CONSTRUÇÃO DA USINA II					ITAGUAÍ				
ITAGUAÍ		RJ	9.257,236	0,000	23	NÃO	NÃO	NÃO		
18	ÁREA DE TERRA EM ITACURUÇÁ					RUA ITAGUAÍ - LOTE Nº 14				
ITACURUÇÁ		RJ	12,450	0,000	11	NÃO	NÃO	NÃO		

114

Reapresentação Espontânea

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

13.01 - PROPRIEDADES RELEVANTES

1 - ITEM	2 - TIPO DE PROPRIEDADE	3 - ENDEREÇO	4 - MUNICÍPIO	5 - UF	6 - ÁREA TOTAL (MIL M²)	7 - ÁREA CONSTRUÍDA (MIL M²)	8 - IDADE (ANOS)	9 - SEGURO	10 - HIPOTECA	11 - ALUGADA DE TERCEIROS	12 - DATA DO CONTRATO	13 - TÉRMINO LOCAÇÃO	14 - OBSERVAÇÃO
19	FAZENDA SANTA CECÍLIA - FAZENDINHA	FAZENDA STA. CECÍLIA - ZONA RURAL	VOLTA REDONDA	RJ	5.375,000	0,000	61	NÃO	NÃO	NÃO			
20	ESCRITÓRIO CENTRAL	RUA 21, Nº 10 - VILA STA. CECÍLIA	VOLTA REDONDA	RJ	8,788	37,071	35	SIM	NÃO	NÃO			APÓLICE DE SEGUROS NO.1013978987-UNIBANCO SEGUROS
21	CENTRO PUERICULTURA	RUA 33, Nº 35 - VILA STA. CECÍLIA	VOLTA REDONDA	RJ	2,956	1,482	53	SIM	NÃO	NÃO			APÓLICE DE SEGUROS NO.1013973696-UNIBANCO SEGUROS
22	SALAS NA TORRE DO RIO SUL	R. LAURO MULLER, Nº 116 36º - BOTAFOGO	RIO DE JANEIRO	RJ	1,482	1,482	18	SIM	SIM	NÃO			APÓLICE DE SEGUROS NO.1013973696-UNIBANCO SEGUROS
23	MINAS E JAZIDAS - CASA DE PEDRA	ESTRADA PARTICULAR - 12 KM DE CONGONHAS	CONGONHAS	MG	30.849,000	0,000	56	SIM	NÃO	NÃO			
24	MINAS - BOM JARDIM	ENT. RIOS DE MINAS À LAG. DOURADA 20 KM	LAGOA DOURADA	MG	71,000	0,000	56	SIM	NÃO	NÃO			

Reapresentação Espontânea

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

13.01 - PROPRIEDADES RELEVANTES

1 - ITEM	2 - TIPO DE PROPRIEDADE	3 - ENDEREÇO
25	MINAS - COCURUTO	C. LAFAIETE A CAMAPUÃ À 30 KM DE LAFAIET
26	MINAS - JUREMA	C. LAFAIETE A MARACUJÁ À 16 KM DE LAFAIE
27	MINAS - PAIVA	C. LAFAIETE A MARACUJÁ À 7 KM DE LAFAIET
28	MINAS - SÃO GONÇALO	C. LAFAIETE A MARACUJÁ À 7 KM DE LAFAIET
29	MINAS - AGUA PRETA	EST. MORRO DA MINA À 6 KM DE C. LAFAIETE
30	MINAS - BOCAINA	PEDR. DA BOCAINA S/ Nº CXP 24 - Z. RURAL

1 - ITEM	4 - MUNICÍPIO	5 - UF	6 - ÁREA TOTAL (MIL M²)	7 - ÁREA CONSTRUÍDA (MIL M²)	8 - IDADE (ANOS)	9 - SEGURO	10 - HIPOTECA	11 - ALUGADA DE TERCEIROS	12 - DATA DO CONTRATO	13 - TÉRMINO LOCAÇÃO	14 - OBSERVAÇÃO
25	ENTRE RIOS DE MINAS	MG	321,000	0,000	56	SIM	NÃO	NÃO			
26	QUELUZITO	MG	6.016,000	0,000	56	SIM	NÃO	NÃO			
27	CONSELHEIRO LAFAIETE	MG	1.395,000	0,000	56	SIM	NÃO	NÃO			
28	CONSELHEIRO LAFAIETE	MG	1.888,000	0,000	56	SIM	NÃO	NÃO			
29	CONSELHEIRO LAFAIETE	MG	1.262,000	0,000	56	SIM	NÃO	NÃO			
30	ARCOS	MG	4.118,000	0,000	56	SIM	NÃO	NÃO			

116

14.01 - PROJEÇÕES EMPRESARIAIS E/OU DE RESULTADOS

Lucros Acumulados

Em atendimento à Deliberação CVM nº 207, de 31 de dezembro de 1996, e às normas fiscais, a companhia optou por contabilizar os juros sobre capital próprio no montante de R$220.000, sendo R$ 130.000 deliberados e R$ 90.000 propostos, em junho e dezembro de 2001, respectivamente, em contrapartida da conta despesas financeiras, e revertê-lo na mesma conta, não sendo apresentado, entretanto, na demonstração de resultado, tendo em vista não produzir efeito no lucro líquido final, a não ser pelos impactos fiscais reconhecidos nas linhas de imposto de renda e contribuição social.

Em conformidade com a legislação societária(artigo 196 da lei 6404/76), a Administração propõe a retenção dos lucros acumulados remanescentes em uma reserva para investimento, visando o suprimento de recursos necessários ao cumprimento do orçamento de investimentos da companhia.

Destinação dos Resultados

Para o exercício social findo em 31 de dezembro de 2001, a proposta para a destinação dos resultados, ajustados pela realização da reserva de reavaliação, é a seguinte: retenção de R$ 186,4 milhões, sendo R$ 14,8 milhões para constituição de reserva legal e R$ 171,6 milhões para a reserva de investimentos, e a proposição de juros sobre capital próprio no valor de R$ 90 milhões, adicionais aos R$ 130 milhões deliberados e pagos em junho de 2001, totalizando R$ 220 milhões a serem atribuídos ao dividendo mínimo obrigatório.

14.02 - INFORMAÇÕES RECOMENDÁVEIS, MAS NÃO OBRIGATÓRIAS

Metalic

O Conselho de Administração da CSN aprovou a proposta encaminhada, em 08 de julho de 2002, pela Cia. Metalic Nordeste ("Metalic"), de propriedade da família Steinbruch, para aquisição da totalidade das ações de emissão da Metalic pela CSN. O preço de aquisição é de R$108.500 corrigido, a partir de 01 de abril de 2002, pelo Índice Geral de Preços - Mercado, divulgado pela Fundação Getúlio Vargas, acrescido de juros de 12% ao ano, a ser pago em 12 parcelas mensais e consecutivas, sendo que a primeira parcela deverá vencer em 15 de setembro de 2002. Haverá, ainda, a assunção de obrigações financeiras no valor de aproximadamente R$107.000 - data base 31 de março de 2002.

A tomada de decisão do Conselho de Administração da CSN foi consubstanciada no laudo de avaliação preparado pela PricewaterhouseCoopers Auditores Independentes em 31 de março de 2002.

O Conselho de Administração solicitou a atualização do referido laudo de avaliação à PricewaterhouseCoopers Auditores Independentes e, na forma do Art. 256, inciso I e do Art. 247, parágrafo único, ambos da Lei nº 6.404/76, decidiu submeter tal aquisição à aprovação da Assembléia Geral Extraordinária a ser realizada em 14 de agosto de 2002.

Corus

Em consonância com a estratégia de internacionalização de suas atividades, a CSN celebrou, em 17 de julho de 2002, Memorando de Entendimento, não vinculante, com a Corus Group plc ("Corus"), grupo siderúrgico anglo-holandês, com sede na Millbank 30, Londres, Inglaterra, com vistas à integração de suas operações.

- Estrutura Proposta para a Operação

O negócio proporcionará aos atuais acionistas da CSN a participação no grupo siderúrgico a ser formado, o qual combinará as operações de CSN e Corus. Para tanto, será proposta aos acionistas da CSN uma série de atos societários.

Inicialmente, as ações da CSN serão incorporadas à uma sociedade de capital aberto a ser constituída ("CSN HoldCo"). Consequentemente, cada acionista da CSN estará recebendo da CSN HoldCo um número de ações ordinárias igual ao que detém no capital da CSN e tornando-se, esta última, uma subsidiária da CSN HoldCo. Subseqüentemente, a CSN HoldCo deverá receber ações a serem emitidas pela Corus em troca das ações da CSN, tornando-se a maior acionista individual da Corus com 37,6% do capital.

Atualmente o maior acionista detém 15,7% do capital social da Corus. Os demais acionistas detêm participações iguais ou inferiores a 10%. Esses percentuais não consideram o ingresso da CSN HoldCo no quadro acionário da Corus, após o referido aumento de capital da Corus.

Concluída a operação acima descrita, os acionistas da CSN, à época acionistas da CSN HoldCo, terão os direitos políticos descritos abaixo (dentre outras condições) no item referente à

14.02 - INFORMAÇÕES RECOMENDÁVEIS, MAS NÃO OBRIGATÓRIAS

Administração e Direito de Voto. A CSN HoldCo deterá 37,6% do novo grupo siderúrgico formado por Corus, CSN e suas subsidiárias.

Ressalta-se que a CSN HoldCo será listada nas Bolsas de Valores de São Paulo e de Nova Iorque e a Corus continuará listada nas Bolsas de Valores de Nova Iorque, Londres e Amsterdã.

- Informações sobre a Corus

A Corus, sétima maior produtora mundial de aço e segunda maior da Europa, é resultado da fusão da British Steel e a Koninklijke Hoogovens. Possui divisões de aço carbono e alumínio e emprega 52,7 mil pessoas - metade delas no Reino Unido (ref. Dez/2001). Em 2001, a Corus produziu 18 milhões de toneladas de aço bruto, o que representou 11% do total produzido dentro da União Européia. Atualmente, a Corus detém seis usinas de aço com capacidade para produzir até 20,4 milhões de toneladas de aço bruto por ano.

- Administração e Direito de Voto

A CSN HoldCo terá o direito de indicar 3 (três) Conselheiros não-executivos - um dos quais será o Sr. Benjamin Steinbruch, atual Presidente do Conselho de Administração e Diretor Presidente da CSN - e 1 membro executivo para o Conselho de Administração da Corus. Serão indicados 2 membros da administração da CSN para a Diretoria da Corus, sendo que um deles será também o membro do Conselho de Administração. O número de membros a serem indicados para a administração da Corus sofrerá alteração na hipótese de redução da participação da CSN HoldCo no capital da Corus.

Sr. Brian Moffat ficará na presidência do Conselho de Administração da Corus até abril de 2004 quando estará se aposentando. O Sr. Steinbruch ocupará o cargo de Vice-Presidente do Conselho de Administração da Corus, com participação significativa na vida da empresa, tendo sido designado para ocupar o cargo de Presidente do Conselho de Administração a partir de abril de 2004.

Enquanto a CSN HoldCo detiver participação acionária na Corus superior a 25%, a CSN HoldCo deterá direito de bloquear deliberações extraordinárias sujeitas à Assembléia Geral, tais como: alteração do estatuto social, alteração dos direitos relativos às ações, aprovação de liquidação voluntária da empresa, autorização para compra de ações de emissão da empresa fora do mercado e emissão de ações sem que seja dado o direito de preferência aos acionistas.

Tendo em vista certas práticas de mercado adotadas na Inglaterra, a CSN HoldCo exercerá direitos políticos equivalentes a uma participação de 29,9% do capital da Corus, exceto nas seguintes situações em que a CSN HoldCo votará com seu total de sua participação: (i) operações "Class One Transactions" (uma transação é classificada como "Class One" quando, em virtude de

14.02 - INFORMAÇÕES RECOMENDÁVEIS, MAS NÃO OBRIGATÓRIAS

uma série de testes representa percentual igual ou superior a 25% do valor da empresa objeto da transação); (ii) se em qualquer momento, a partir de Abril de 2004, o Conselho de Administração da Corus for composto de mais de 12 membros, e/ou a Corus deixar de eleger quaisquer um dos

administradores a que a CSN HoldCo tem direito, nos termos dos contratos definitivos; e (iii) em operações de aquisição de controle da Corus ("Take Over").

- Política de Dividendos

Implementada a transação, a Corus adotará uma política de distribuição de dividendos que em média implicará na distribuição do equivalente a 40% do seu resultado líquido (antes da distribuição de dividendos) - UKGAAP (princípios contábeis ingleses). A Corus deverá seguir essa política de dividendos mantendo, ao mesmo tempo, uma sólida condição financeira. A Corus procurará manter um índice de alavancagem (dívidas líquidas divididas por ativos tangíveis líquidos) de 35% ao longo do ciclo do negócio do aço e uma qualificação de "investment grade" sólida. Obedecidas essas premissas, a Corus poderá realizar distribuições adicionais de dividendos caso seu Conselho de Administração determine que essas distribuições levarão a uma estrutura de capital mais eficiente e apropriada.

Combinadas as operações da CSN e da Corus, os baixos custos apresentados pela CSN aliar-se-ão à liderança de mercado da Corus na Europa, resultando num novo grupo siderúrgico que terá: (i) operações no Brasil, na Europa e nos EUA; e (ii) um vasto portfolio de produtos de aço carbono planos e longos, atendendo a um grande número de consumidores, inclusive de folhas metálicas.

A CSN entende que a presente operação não está sujeita a qualquer tipo de Oferta Pública de Ações para a aquisição de ações dos seus acionistas.

A operação ora proposta está sujeita a uma série de condições, incluindo a negociação e celebração de contrato definitivo, a aprovação pelos acionistas das referidas empresas e por terceiros. A expectativa é que essas condições sejam cumpridas antes de 31 de dezembro de 2002.

Portuguese version of Form 20-F for 2001 has been omitted (pages 108 to 302).

14.05 - PROJETOS DE INVESTIMENTO

INVESTIMENTOS

1. Investimentos *Downstream*

A Controladora está implantando a sua estratégia de desenvolvimento de oportunidades *downstream*, novos produtos e nichos de mercado por meio da criação ou expansão da capacidade de produtos destinados à indústria automotiva e de investimento na construção de uma linha de decapagem, de uma usina de laminação a frio, instalações para recozimento e uma linha de galvanização para a produção de aço para os setores de construção civil e da indústria de linha branca.

Em fevereiro de 1998, a Controladora adquiriu duas distribuidoras de aço, a INAL e a Distribuidora Emesa S.A. Indústria e Comércio de Metais, denominada Intermesa Participações S.A.para, após a aquisição, participar das atividades de distribuição de aço. A Intermesa foi fundida com a INAL em maio de 1998. A INAL e a Intermesa eram respectivamente a sexta e a nona maiores distribuidoras de aços planos do Brasil. Hoje a INAL é a segunda maior distribuidora de aços planos do Brasil.

Em maio de 1998, a Controladora e a Thyssen formaram uma empresa de empreendimentos conjuntos denominada GalvaSud, para produzir e vender o aço galvanizado comercializado sob a marca Galvanew®, soldados a laser e peças pré-estampadas para o centro de serviços da indústria de automóveis descrita acima. A operação da linha de galvanização, que atingirá uma capacidade de produção anual de 350 mil toneladas, começou a produzir em dezembro em 2000 e o centro de serviços, que produz peças de aço galvanizado pré-cortadas, pré-estampadas e pré-pintadas, começou a operar em março de 2001. O investimento total deverá ser de aproximadamente US$236 milhões. O *Kredintanstalt für Wiederaufbau* ("KfW") e o BNDES forneceram aproximadamente US$160 milhões deste valor em bases de *project finance*. A Controladora e Thyssen celebraram um novo acordo de assistência técnica para a produção de aço para latas de duas peças.

Em julho de 1998, a Controladora e a IMSA Acero S.A. de C.V. ("IMSA") formaram um empreendimento conjunto, CSN-IMSA Aços Revestidos S/A, para produzir e fornecer produtos planos e perfilados de galvalume e pré-pintados de aço para construção civil e linha branca. A IMSA retirou-se da *joint venture* em abril de 2000. Desta forma, a CSN adquiriu a participação total e levou o projeto adiante por si mesma e mudou o nome da referida empresa para CISA-CSN Indústria de Aços Revestidos S.A. Estima-se que o investimento total deste projeto será de aproximadamente US$230 milhões, parte do qual será financiado pelo BNDES, KFW e EDC. A primeira parte do projeto – linha de galvanização – deverá estar concluída no 1° semestre de 2003. A segunda fase – a partir da linha de decapagem – deverá ser inaugurada ao final de 2003.

A planta tem uma capacidade projetada de 330 mil t/ano de galvalume, 100 mil t/ano de produtos pré-pintados (que podem usar como matéria-prima laminado a frio ou galvanizados) e 220 mil t/ano de bobinas decapadas a mais do que as bobinas necessárias para a produção de galvanizado e galvalume.

Em dezembro de 2000, foi inaugurado o centro de serviço da CISA (no qual a Controladora investiu US$17 milhões). No início de 2001, a CISA celebrou um contrato de aquisição de tecnologia de fabricação e comercialização de pré-pintados com a Precoat Metals, uma companhia norte americana.

14.05 - PROJETOS DE INVESTIMENTO

2. Investimentos de Infra-Estrutura

A Controladora pretende controlar os custos de produção e garantir fontes confiáveis de matérias primas, energia e meios de transportes em apoio às suas operações de produção de aço por meio de um programa de investimentos estratégicos. Os principais investimentos estratégicos estão indicados abaixo.

2.1 Distribuição e produção de eletricidade

Usina Hidroelétrica de Itá.

A Controladora e as Centrais Geradoras do Sul do Brasil S.A. ("Gerasul") são titulares, cada uma, de 48,75% e a Companhia de Cimento Itambé ("Itambé") possui os demais 2,5% do capital social da Itasa, uma companhia de propósito específico, formada com o objetivo de implementar e possuir, de acordo com uma concessão de 30 anos, 60,5% da UHE Itá, no rio Uruguai, sul do Brasil. A Gerasul possui os demais 39,5% da UHE Itá. A Itasa foi responsável pela construção da UHE Itá, enquanto a Gerasul é responsável pela operação e manutenção da usina, e por questões ambientais tais como condenação de propriedade, desapropriações e repovoamento.

A usina hidroelétrica foi construída de acordo com uma estrutura de *project finance* e teve um investimento realizado de aproximadamente US$860 milhões. O financiamento de longo prazo do projeto foi fechado em março de 2000 e consistiu em R$168 milhões (US$78 milhões) de debêntures emitidas pela Itasa, um empréstimo de bancos privados no valor de R$300 milhões (US$144 milhões) e U$242 milhões (US$116 milhões) de financiamento direto do BNDES. Os patrocinadores investiram aproximadamente R$340 milhões (US$306 milhões) no projeto.

A UHE Itá tem uma capacidade instalada de 1.450 MW, com energia garantida de 668 MW (baseada em uma média estimada de nível de reservatório). A primeira das cinco unidades de 290 MW começou a operar em julho de 2000 e a última em fevereiro de 2001.

A Controladora e os demais acionistas da Itasa têm o direito de adquirir suas cotas proporcionais (com base em suas participações no projeto) da produção da UHE Itá, consoante um Contrato de Aquisição de Energia de 15 anos ("PPA"), a um preço fixo por MWh, reajustado anualmente de acordo com a inflação. Desde outubro de 2000, a Controladora adquiriu 167 MW. A Controladora utilizou parte de seus 167 MW adquiridos da UHE Itá para complementar a energia fornecida pela unidade de co-geração termoelétrica da Usina Presidente Vargas. O excedente de energia da Controladora é vendido no MAE ou através de contratos bilaterais.

Em 31 de agosto de 2001, a Companhia anunciou a decisão de vender sua participação na Itasa.

Usina Hidrelétrica de Igarapava.

A Controladora também participou de um consórcio para construir e operar durante 30 anos a UHE Igarapava. Os outros membros do consórcio são a CVRD, Companhia Mineira de Metais, Mineração Morro Velho Ltda. ("MMV") e a Companhia Energética de Minas Gerais. O consórcio é também responsável pela operação e manutenção da usina. Em 1998, a Controladora aumentou sua participação no consórcio de 7,5% para a sua posição atual de 17,9% através da aquisição de uma fração do capital original da MMV e da participação total de um antigo membro do consórcio. O orçamento global para implantação da usina foi de US$233 milhões. Três das cinco unidades de 42 MW se tornaram operacionais no primeiro semestre de 1999, a quarta em julho de 1999 e a última em setembro de 1999, quando a usina alcançou a sua plena capacidade instalada de 210 MW, que corresponde a 126 MW de produção garantida firme. Desde setembro de 1999, o "take" da Controladora proveniente de Igarapava é de 22 MW. A Controladora utiliza parte dessa energia

14.05 - PROJETOS DE INVESTIMENTO

firme para fornecer energia às minas de Casa de Pedra e Arcos. O saldo é consumido pela Usina Presidente Vargas e vendido no MAE.

2.2 Ferrovias

Sistema Ferroviário Centro-Leste.

A Controladora detém 11,9% da Ferrovia Centro-Atlântica S.A. ("FCA") que tem a concessão para operar, até o ano 2026, os ativos do sistema ferroviário centro-leste. Este sistema cobre 7.080 km de extensão dentro dos estados de Sergipe, Bahia, Espírito Santo, Minas Gerais, Goiás e Rio de Janeiro e Brasília. Além de servir outros clientes, a ferrovia transporta calcário e dolomita das minas da Controladora na localidade de Arcos em Minas Gerais para a Usina Presidente Vargas e transporta as exportações da Controladora para o porto de Angra dos Reis. Os volumes de transporte da Controladora representam aproximadamente 10% do volume total do Sistema Ferroviário Centro-Leste. A quantia total a ser paga nos termos do arrendamento é de R$317 milhões (US$316 milhões), que, com exceção dos 20% de sinal, serão pagos pelo prazo da concessão. A Controladora possui responsabilidade individual e solidária, juntamente com os outros principais acionistas da FCA, pelo pagamento da concessão mas espera que o investimento na FCA pague o preço de compra por meio de geração própria de caixa e de recursos provenientes de empréstimos. Em agosto de 1998, a FCA participou com êxito de uma licitação para a concessão de operação, por um período de 25 anos, do porto de Angra dos Reis. A CVRD também é acionista da FCA.

Sistema Ferroviário Sudeste.

A Controladora possui 32,2% (18,6% do capital votante) da MRS Logística S.A. ("MRS") que tem uma concessão para operar, até o ano 2026, os ativos da Malha Sudeste (o "Sistema Ferroviário Sudeste"). Este sistema, que cobre 1.674 km de extensão, serve o triângulo industrial São Paulo-Rio de Janeiro-Belo Horizonte no sudeste do Brasil e liga as minas do Estado de Minas Gerais aos portos dos Estados de São Paulo e Rio de Janeiro e às usinas da Controladora, Cosipa e Aço Minas Gerais S.A. ("Açominas"). Além de servir a outros clientes, a ferrovia transporta minério de ferro das minas da Controladora na localidade de Casa de Pedra, em Minas Gerais, e coque e carvão do porto de Sepetiba, no Estado do Rio de Janeiro, para a Usina Presidente Vargas e transporta as exportações da Controladora para os portos de Sepetiba e do Rio de Janeiro. O sistema ferroviário liga a Usina Presidente Vargas ao Terminal de Contêineres de Sepetiba, que deverá manusear a maior parte das exportações de aço da Controladora em futuro próximo. Os volumes de transporte da Controladora representam aproximadamente 19% do volume total do Sistema Ferroviário Sudeste. A contribuição da Controladora para a aquisição do direito de operar o sistema foi de R$50,1 milhões (US$49,0 milhões). O montante total a ser pago nos termos da concessão é de R$889 milhões (US$871 milhões), devendo tal pagamento, com exceção dos 30% do sinal, ser efetuado durante o prazo da concessão.

A Controladora possui responsabilidade individual e solidária juntamente com os outros principais acionistas da MRS pelo pagamento da concessão mas espera que a MRS pague o preço de compra por meio de geração própria de caixa e de recursos provenientes de empréstimos. Em setembro de 1999, a Controladora investiu R$54 milhões (US$29 milhões) adicionais na MRS, o que representa sua participação no aumento de capital de aproximadamente R$165 milhões (US$88 milhões) aprovado na ocasião.

14.05 - PROJETOS DE INVESTIMENTO

Sistema Ferroviário Nordeste.

A Controladora tem uma participação de 30% na CFN - Companhia Ferroviária do Nordeste ("CFN"), que possui uma concessão para operar por um período de 30 anos os ativos da Malha

Nordeste ("Sistema Ferroviário Nordeste"). Este sistema cobre 4.535 km de extensão e opera nos Estados do Maranhão, Piauí, Ceará, Paraíba, Pernambuco, Alagoas e Rio Grande do Norte. O montante total a ser pago nos termos da concessão é de R$15,8 milhões (US$14,6 milhões), devendo tal pagamento, com exceção dos 42% do sinal, ser efetuado durante o prazo da concessão. A Controladora possui responsabilidade individual e solidária juntamente com os outros principais acionistas da CFN pelo montante integral do pagamento. A CVRD e a Vicunha Siderurgia S.A. são também acionistas da CFN.

No ano de 2001 foram concluídos os seguintes empreendimentos (Principais)

Despoeiramento da Stock House do Alto-forno # 2
Despoeiramento da Stock House do Alto-forno # 3
Reforma do Alto-Forno # 3
Reforma do Sistema de Abastecimento do Alto-Forno # 3
Reforma das Utilidades e Periféricos do Alto-Forno # 3
Despoeiramento das Baterias de Coque 1, 4 e 5
Enfornamento Selado para as Baterias de Coque 4 e 5
Desodorização da Estação de tratamento de efluentes oleosos
Desidratação de Lamas das Estação de clarificação de águas
Revamp da Ponte Rolante 173
Sistema de Decantação de Águas Pluviais da Fábrica de Cal
Modernização do Laminador de Tiras a Quente # 2
Melhorias na Linha de recozimento contínuo de chapa # 1

Principais empreendimentos em andamento

Modernização das Linha de decapagem contínua # 3 e 4
Sistema de Captação de Vapores Orgânicos
Sistema de Drenagem de Água do Pátio de Carvão
Emissões de Particulados para Lanternim da Aciaria
Despoeiramento de Corte de Bode na SM
Desenvolvimento do Controle Dinâmicos dos Conversores
Sistema de Despoeiramento e Limpeza de Carro Torpedo
Melhoria da Produtividade da Estação de Dessulfuração de Gusa
Sistema de Esgoto Sanitário
Melhoria na Linha de Estanhamento Eletrolítico # 1

14.05 - PROJETOS DE INVESTIMENTO

Principais Empreendimentos em Andamento (total por finalidade)	Em milhares de reais: A serem alocados de 2002 a 2005	Em milhares de reais: Aplicados em 2001
Adequação da Qualidade / Mercado	87.770	278.051
Redução de Custos	79.960	265.370
Infra-Estrutura	13.789	28.715
Proteção Ambiental	26.344	71.623
Soma	**207.863**	**643.759**

14.05 - PROJETOS DE INVESTIMENTO

15.01 - PROBLEMAS AMBIENTAIS

O ano de 2001 consolidou em números uma transformação positiva no meio ambiente de Volta Redonda. A FEEMA – Fundação Estadual de Engenharia de Meio Ambiente confirmou o cumprimento de 100% das obrigações do TAC – Termo de Ajustamento de Conduta e o Termo de Compromisso com o Governo do Estado do Rio de Janeiro. Foram investidos 182 milhões de reais no TAC que contempla 130 projetos de controle de poluição ambiental oriundas do processo de fabricação de aço na Usina Presidente Vargas em Volta Redonda. Pelo Termo de Compromisso foram investidos 11 milhões de reais, equacionando o pagamento de multas ambientais pregressas, convertidas na execução de três obras de saneamento ambiental da cidade de Volta Redonda: ampliação da estação de tratamento de águas; implantação de aterro sanitário; doação de área para implantação de estação de tratamento de esgoto.

As ações do TAC concluídas já colocam a Usina Presidente Vargas em um novo patamar no que diz respeito ao controle ambiental das suas operações. A CSN inaugurou em 2001 importantes equipamentos e sistemas que controlam a poluição do ar e da água, bem como ordenam a disposição, destinação, reciclagem e comercialização de resíduos e subprodutos gerados na Usina. As mais importantes obras finalizadas foram:

- nova Estação de Tratamento de Efluentes oriundos do Pátio de Carvão. O sistema implantado garante o tratamento da totalidade da água utilizada no pátio, incluindo a máxima precipitação de chuvas que possa ocorrer nessa área.
- nova Estação de Tratamento de Efluentes oriundos do Pátio de Matérias Primas. O sistema implantado garante o tratamento da totalidade da água utilizada no pátio, incluindo a máxima precipitação de chuvas que possa ocorrer nessa área.
- sistema de despoeiramento no desenfornamento de coque na coqueira, reduzindo para padrões legais as emissões de particulados e voláteis para a atmosfera.
- Instalação de sistema de controle de emissões atmosféricas no carregamento de BTX, antrafem, naftaleno e piche em caminhões tanques.

A rede telemétrica de monitoramento da qualidade do ar instalada em 2000, analisou durante todo o ano de 2001 a qualidade do ar de Volta Redonda constatando que em nenhum momento os padrões de qualidade do ar previsto na legislação brasileira foram descumpridos.

No ano 2001, a CSN investiu R$ 91 milhões em sistemas de proteção ambiental em todas as suas unidades. Os custos de manutenção dos sistemas de controle ambiental em operação foram de R$ 60 milhões.

O esforço de implantação em todas as unidades da empresa de um Sistema de Gestão Ambiental (SGA) nos moldes da ISO 14000 foi garantido em 2001 com a manutenção da certificação ISO 14001 da mina de Casa de Pedra em Congonhas - MG e a preparação da Usina Presidente Vargas em Volta Redonda para certificação em 2002.

Volta Redonda – um ano de transformações

O ano de 2001 consolida em números uma transformação positiva no meio ambiente de Volta Redonda. Originada de grande esforço de engenharia empreendido pela CSN, essa mudança tem como pilar principal as obras realizadas no âmbito do TAC – Termo de Ajustamento de Conduta – da Usina Presidente Vargas (UPV). Assinado em 27 de janeiro de 2000 com a FEEMA (Fundação Estadual de Engenharia do Meio Ambiente), com interveniência da Secretaria de Estado de Meio Ambiente e Desenvolvimento Sustentável e da Procuradoria Geral do Estado, o TAC reúne as 130

15.01 - PROBLEMAS AMBIENTAIS

ações de controle ambiental – definidas por duas auditorias (1998 e 1999) com o objetivo de enquadrar plenamente, até dezembro de 2002, as operações da UPV na legislação ambiental vigente. A CSN foi além: optou por superar as exigências da legislação, buscando a posição de "benchmark" na siderurgia brasileira. Nos últimos dois anos, a empresa cumpriu rigorosamente os cronogramas acordados, antecipando muitas vezes a conclusão das ações ambientais – especialmente as de maior resultado.

Ao final de 2001, a conclusão das obras de maior impacto positivo toma a forma de resultados expressivos, que marcam uma verdadeira virada tanto na qualidade do ar da cidade quanto na qualidade das águas do principal manancial de abastecimento da população do Estado: o Rio Paraíba do Sul. A eficácia dessas ações vem sendo medida sistematicamente por meio de sistemas e campanhas de monitoramento.

Também no que se refere à gestão ambiental, esse foi um período de mudanças na UPV. Na reta final para a certificação pela norma ISO 14001, a cultura se transforma – o que também se verifica em fatos e dados inquestionáveis. No que tange à imagem, na "Linha Verde CSN", canal aberto de comunicação da comunidade com a empresa, os números revelam que as mudanças foram sentidas pela sociedade. Na imprensa, os indicadores apontam uma reversão total da imagem negativa do passado.

Ar Renovado

A qualidade do ar em Volta Redonda é foco das transformações ambientais mais sensíveis – e mesmo visíveis. Ao todo, foram 16 importantes obras concluídas em 2000 e 12 em 2001, cujo objetivo é precisamente o controle da poluição atmosférica das operações da CSN na cidade.

A evolução dessa qualidade foi medida de forma acurada ao longo de 2001, por intermédio de uma rede de estações de monitoramento da qualidade do ar operada em conjunto pela FEEMA e CSN. A rede é formada por nove estações, das quais quatro semi-automáticas mantidas pela CSN, duas semi-automáticas da FEEMA e três estações telemétricas totalmente automáticas, que geram – a cada 15 minutos, 24 horas por dia e 365 dias por ano – dados de meteorologia e de concentração no ar de 12 diferentes poluentes.

Todos esses registros compõem um banco de informações sobre o ar da cidade, capaz de apontar, com precisão, qualquer desvio em relação aos padrões de qualidade previstos na legislação. Esses padrões se baseiam nos limites de poluição que representam riscos à saúde humana (padrões primários) e à flora e fauna (padrões secundários). Durante 2001, não houve qualquer violação dos padrões primários e secundários de qualidade do ar em Volta Redonda. Em uma escala internacional que classifica o ar nas categorias "bom", "regular", "inadequado", "mau", "péssimo" e "crítico", Volta Redonda variou entre "bom" e "regular". Esta última condição não implica em qualquer risco à saúde, à fauna ou à flora, pois está dentro dos limites previstos pela legislação. Segundo dados divulgados pela FEEMA, o ar da cidade tem hoje qualidade comparável aos melhores pontos medidos na Região Metropolitana do Rio de Janeiro.

É sensível e inquestionável a redução alcançada para poeira no ar, tanto partículas totais (ver gráfico) quanto inaláveis, bem como para gases, como o benzeno. A comparação dos dados das estações automáticas com campanhas realizadas em 1995/96 e 1999 pela FEEMA demonstra que, para particulados, os padrões legais primários e secundários foram atingidos em todos os pontos

15.01 - PROBLEMAS AMBIENTAIS

e, para o benzeno, os níveis encontram-se inferiores ao padrão alemão para vias de tráfego (15µg/Nm3) e áreas residenciais (2,5µg/Nm3) e às concentrações de referência canadenses (9µg/Nm3). A média da cidade é de 1,5µg/Nm3.

Esgotos Industriais Transformados em Água

O ano foi marcado por um grande contraste no que diz respeito às águas do Rio Paraíba do Sul, assolado por intensos problemas de qualidade de água. A proliferação de algas do gênero Microcystis, que produzem toxinas hepatocancerígenas, foi destaque na imprensa e nas discussões de ambientalistas. A responsabilidade pela degradação da qualidade das águas do Paraíba do Sul foi atribuída ao maior poluidor do rio nos dias de hoje: o lançamento in natura de mais de 85% dos esgotos domésticos de todas as cidades da bacia hidrográfica.

Em contraste, as ações de controle de poluição empreendidas pela CSN foram apontadas como modelo a ser seguido. Todos os parâmetros medidos no emissário principal da Usina – por onde saem mais de 90% dos despejos líquidos – tiveram reduções significativas e já estão, em sua média anual, rigorosamente dentro dos padrões da legislação.

Uma campanha de monitoramento desenvolvida entre fevereiro e outubro de 2001 pela CSN, em conjunto com a Comissão de Defesa do Meio Ambiente da Assembléia Legislativa do Estado do Rio de Janeiro, comprovou a eficácia de eliminação de poluentes pela ETB – Estação de Tratamento Biológico da Usina –, inaugurada em dezembro de 2000. Os principais poluentes tratados na ETB apresentam concentrações maiores rio acima do que rio abaixo do ponto de lançamento da CSN. Ao longo de 2001, essa estação passou progressivamente a recircular o efluente após o tratamento, utilizando-o como água para o próprio processo produtivo. Tal ação ajudou a reduzir o volume de captação de água no Rio Paraíba (ver gráfico) e promoveu a progressão para eliminar importantes poluentes dos descartes da CSN.

Além da ETB, outras importantes obras empreendidas entre 2000 e 2001 fizeram com que o número de despejos acidentais para o rio, de soluções ácidas ou alcalinas oriundas das laminações, bem como descartes de efluentes alcalinos da fábrica de cal, chegassem a zero em 2001. Hoje o problema se encontra totalmente resolvido.

Lixo Transformado em Lucro

No ano passado, todos os resíduos da Usina foram inventariados. Um sistema computadorizado de rastreamento desses materiais começou a ser implantado. Com ele, torna-se possível saber, a qualquer momento, as quantidades e a localização exatas de cada tipo de resíduo gerado, garantindo uma gestão segura dos riscos e maior lucratividade na venda de resíduos transformados em coprodutos, com valor de mercado – incluindo carboquímicos, resíduos de calcinação, agregados siderúrgicos (escórias), borras metálicas, sucatas nãoretornáveis, pós e lamas com teor metálico ou de carbono, inservíveis segregados e produtos não aplicados (coque, placas e tarugos residuais). Em 2001, 6% do montante total de resíduos gerados na UPV foi reciclado internamente e 67% destinado à produção e venda de co-produtos. O restante foi destinado a coprocessamento em fornos de cimento e a aterros industriais.

Cabe destacar o crescente faturamento e a lucratividade oriundos desse verdadeiro econegócio. É a transformação de riscos e custos de disposição adequada em lucro certo e ecologicamente

15.01 - PROBLEMAS AMBIENTAIS

correto e controlado. O gráfico ao lado apresenta a evolução de vendas de produtos e co-produtos industriais da UPV.

Todos os co-produtos à base de resíduos são estudados quanto à sua potencialidade de impactos ambientais e constituem uma linha de produtos seguros à saúde e ao ambiente. Alguns deles, substituindo materiais nãorenováveis extraídos da Natureza, apresentam-se como alternativas sustentáveis que reduzem impactos globais.

Outra linha de reaproveitamento de sobras consiste na utilização dos gases residuais siderúrgicos (subprodutos dos altos-fornos, da coqueria e da aciaria), antes queimados na atmosfera. Hoje, canalizados para caldeiras de ciclo combinado, servem para co-geração de energia elétrica. Em 2001, quando o País viveu uma grande crise de oferta energética, a Central Termelétrica nº 2 da CSN bateu todos os recordes de produção, com geração de até 264 MW no seu pico operacional (a nominal de projeto é de 238 MW). Com isso, garantiu o suprimento próprio de mais de 60% do consumo total da Usina, liberando o equivalente em potência para o sistema elétrico brasileiro. Além disso, garantiu uma economia de mais de R$ 12 milhões por mês nas contas de energia da companhia. Os gráficos ilustram essa redução.

Cultura Transformada

A CSN abraçou definitivamente a cultura ambiental. Um total de 7.820 empregados da Usina Presidente Vargas foi capacitado na Política Ambiental da empresa, em 19.550 horas de treinamento. Todos os aspectos e riscos ambientais das operações foram formalmente sistematizados e os potenciais impactos gerenciados pelas próprias áreas geradoras, dentro de um Sistema de Gestão Ambiental moldado pela norma internacional ISO 14001. Vinte profissionais foram treinados em procedimentos de auditoria interna e 245 empregados das áreas de operação capacitados nos padrões gerais do Sistema de Gestão Ambiental. É objetivo para 2002 a certificação da Usina.

A prática dos relatos de ocorrências ambientais – incidentes, condições inseguras e situações de potencial risco de acidente ambiental – consolidou-se de forma marcante. Setecentas e sessenta e três ocorrências sem impacto ambiental significativo foram relatadas internamente pelas áreas operacionais da Usina, o que permitiu o combate a acidentes pelo foco preventivo, antes de sua concretização. Meta para todos os empregados da Usina no sistema de Participação nos Lucros e Resultados, a autodenúncia de ocorrências revelou-se um instrumento ideal de prevenção de poluição, bem como de melhoria contínua dos sistemas e equipamentos de controle ambiental instalados. Nenhum acidente de média a grande proporção ocorreu em 2001, nem qualquer multa foi lavrada no ano sobre a Usina Presidente Vargas.

Congonhas e Arcos (MG) – um ano de consolidações

As Minas Casa de Pedra e Bocaina, localizadas, respectivamente, nos municípios de Congonhas e Arcos (Estado de Minas Gerais), iniciaram suas atividades operacionais na década de 1940. A partir de então, várias transformações ocorreram – a começar pela mecanização das suas operações na década de 50, seguida, nos anos 90, pela reestruturação com a privatização. Ainda na década de 90, foi dado início à implantação do ma de Gestão Ambiental, com a obtenção do licenciamento ambiental da Mina Casa de Pedra (1998) e da Mina Bocaina (2000). Também em

15.01 - PROBLEMAS AMBIENTAIS

2000, a Mina Casa de Pedra deu um importante passo com a obtenção da certificação pela norma ISO 14001. Novos conceitos de processos operacionais comprometidos com o meio ambiente estão sendo aplicados no dia-a-dia de cada funcionário.

A Mina Casa de Pedra passou em 2001 por duas auditorias externas para a manutenção da certificação, nas quais ficou constatada a conclusão de várias ações de controle ambiental: melhorias nos sistemas de tratamento de efluentes oleosos, projetos de recuperação de áreas degradadas, destinação de resíduos para reciclagem, substituição de equipamentos com produtos perigosos, além das revisões dos padrões operacionais. Outro destaque cabe às ações de recuperação de passivos ambientais em antigas áreas de extração de manganês em Conselheiro Lafaiete (Água Preta e Cocoruto) e de treinamento/conscientização ambiental para todos os funcionários e terceirizados sobre consumo e desperdício de água e energia.

Sepetiba(RJ)–mudanças e compromissos assumidos

O ano de 2001 marcou para o TECAR – Terminal de Carvão do Porto de Sepetiba – a formalização de seus compromissos ambientais definidos no TCA – Termo de Compromisso Ambiental –, acordado em 30 de novembro com a FEEMA e a Secretaria de Estado de Meio Ambiente e Desenvolvimento Sustentável. Antes mesmo da assinatura formal, o terminal já vinha mantendo os planos de ação para a correção das não-conformidades ambientais.

Foram previstas ações para todo o terminal, desde a operação de descarga, no píer, até os pátios de estocagem, empilhamento e recarga ferroviária/rodoviária. No píer, com o objetivo de evitar a queda de carvão no mar, foram adotadas medidas paliativas (enlonamento do costado dos navios), enquanto estão em projeto calhas coletoras definitivas, acopladas aos descarregadores de navios, com previsão de instalação em 2002. Iniciou-se ainda a colocação de bicos aspersores de água no Descarregador de Navios DN1, com vistas a diminuir particulados durante a descarga.

Nos pátios de estocagem, a recuperação do sistema de drenagem e a construção de vertedores para retenção de sólidos nos canais de drenagem propiciaram uma significativa melhoria na qualidade dos efluentes. Foi iniciado um programa de monitoramento dos efluentes do pátio de estocagem de carvão e zinco, a fim de se avaliarem os efluentes para posterior tratamento. Para diminuir a emissão de particulados nas vias internas e nos pátios de estocagem, um carro-pipa foi equipado com bicos aspersores, bombas e mangueiras. O molhamento das pilhas de carvão com canhões umectadores permaneceu em operação. O monitoramento do ar realizado em duas estações na vizinhança permitiu o acompanhamento dos níveis de particulados inaláveis e seu conteúdo metálico mantido dentro dos padrões legais durante todo o ano. O gráfico a seguir revela o alcance dessas ações.

Araucária(PR)– um ano de implantação

A Unidade de Laminação e Revestidos está em fase de implantação, e apenas o Centro de Serviços operou em 2001. As atividades ali realizadas – corte a frio, dobra e solda a laser de chapas de aço, isentas de efluentes industriais líquidos e gasosos – caracterizam-se pelo baixo potencial de impactos ao meio ambiente.

O esgoto sanitário é tratado pelo processo de lodos ativados, com efluentes finais enviados ao corpo receptor. A totalidade dos resíduos sólidos gerados foi classificada e enviada a outras empresas para reciclagem. A qualidade das águas superficiais e do lençol freático foi

15.01 - PROBLEMAS AMBIENTAIS

constantemente monitorada.

As operações no canteiro de obras das novas unidades foram acompanhadas continuamente para impedir a degradação do meio ambiente.

Criciúma, Siderópolis, Treviso, Capivari de Baixo (SC) – *um ano de recuperação ambiental*

O ano de 2001 marca importantes ações para a recuperação ambiental das áreas minerárias de carvão desativadas no sul do Estado de Santa Catarina. Tais áreas – que atenderam até 1989 às siderúrgicas do complexo Siderbrás – foram incorporadas ao passivo da CSN em 1993, com a privatização. A empresa privada assumiu a obrigação de remediação ambiental delas.

Notadamente, as ações mais concretas se deram em Siderópolis, onde a gleba do lote 44 já se encontra recomposta em seu relevo. Já teve início o processo de revegetação utilizando turfa ambiental, cujas aplicações experimentais demonstraram resultados acelerados.

No Campo Moronzini, em Treviso, um amplo estudo hidrogeológico foi conduzido em 2001 pela Waterloo, empresa com especialização em controle de poluição de subsolo, sediada no Canadá. Foram identificados os fluxos de contribuição subsuperficial para as lagoas e concluído o projeto básico de remediação. O projeto executivo será desenvolvido em 2002, por equipe multidisciplinar da UNESC – Universidade do Extremo-Sul Catarinense.

No Campo Funil, região mais crítica de todas as existentes em Siderópolis, outro amplo estudo hidrogeológico foi concluído para a CSN pelo IPH – Instituto de Pesquisas Hidrológicas da UFRS – Universidade Federal do Rio Grande do Sul – em áreas ativas de outras mineradoras que operam em lavras vizinhas às antigas minas da Siderbrás. As análises determinaram os fluxos de águas subsuperficiais e as contribuições individuais para o quadro de degradação ambiental de cada mina e lavador de carvão ativo, explorados por essas outras empresas. Em seqüência, o projeto executivo de remediação está a cargo da mesma equipe multidisciplinar da UNESC, a ser iniciado também em 2002.

Em Capivari de Baixo, prosseguiu a recuperação ambiental da área conhecida por Estiva dos Pregos, iniciada em novembro de 1997. O processo consiste na utilização de cinzas do Complexo Termelétrico Jorge Lacerda, da Gerasul, com recobrimento de argila e revegetação. Em dezembro de 2001, 82% da área já estava com a remediação concluída. A área total da Estiva dos Pregos é de 110 ha, e já foram dispostos cerca de 6 milhões de m3 de cinzas nesse processo. Prevê-se a conclusão da recuperação no final de 2002.

Outro sítio de recuperação ambiental em Capivari de Baixo são as bacias de decantação de Resíduos Carbonosos Finos (RCF), vendidas em 2000 à empresa mineradora Metropolitana para remineração do rejeito, com compromisso de recuperação ambiental assumido em Termo de Compromisso com a FATMA – Fundação de Amparo à Tecnologia Ambiental –,órgão de controle ambiental do Estado de Santa Catarina. Das oito etapas de remineração e recomposição ambiental previstas, a primeira foi plenamente cumprida em 2001, fato avalizado por perito-árbitro independente. As próximas etapas, que também envolvem enchimento das cavas com cinza, cobertura com argila e revegetação, estão previstas para ocorrer ao longo de cinco anos.

Finalmente, merece menção a decisão judicial contrária à CSN em ação civil indenizatória,

15.01 - PROBLEMAS AMBIENTAIS

ajuizada em 1986, referente à reclamação de danos ambientais a propriedade em Criciúma, por força de rompimento de pilares de minas subterrâneas desativadas, com conseqüente subsidência

e alagamento de pequena parte do terreno em questão. No momento, tramita recurso da CSN quanto ao valor da indenização.

Custos e Investimentos Ambientais

A CSN e suas controladas – CISA , GalvaSud e INAL – contabilizam os investimentos de capital referentes às suas obras de meio ambiente, mediante classificação específica nos seus sistemas de orçamentação e controle de custos. Dispõe ainda de um sistema informatizado de controle de custos ambientais que busca automaticamente no sistema de gerenciamento contábil da companhia os dispêndios lançados a custeio, classificados como ambientais a partir de planilhas construídas dentro dos sistemas SIGMA – Sistema de Gerenciamento de Manutenção – e MES – Manufacturing Execution System. As tabelas e gráficos consolidam os valores migrados da apuração contábil desses custos entre 1º de janeiro e 31 de dezembro de 2001, que totalizam, entre investimentos e custeio, mais de R$ 150 milhões.

Contribuições ao Esforço Comum e Relações com a Comunidade

Participação em associações e demais colegiados

A CSN apóia e participa ativamente dos seguintes fóruns voltados ao estabelecimento de políticas e programas que promovam, de forma eficaz, o meio ambiente e o desenvolvimento sustentável:

Portas abertas à comunidade

Os programas de visitas guiadas às unidades operacionais da empresa em 2001 contaram com a participação de grupos de escolares, vizinhos, associações de moradores, aposentados, parentes de empregados, universitários, pós-graduandos, jornalistas, profissionais das esferas governamentais e não-governamentais ligados à Justiça, ao Meio Ambiente, à Saúde e outros. Em 2001, a CSN recebeu aproximadamente 15.200 visitantes.

Em Volta Redonda, as obras do Termo de Compromisso Ambiental – TAC – da Usina Presidente

Vargas foram verificadas, em adição à auditoria externa, por uma Comissão Popular de Acompanhamento. Formada por representantes de 19 entidades locais da sociedade civil, notadamente associações profissionais, federações de associações de moradores, organizações não-governamentais, executivo e legislativo municipais e Assembléia Legislativa do Estado do Rio de Janeiro, a Comissão Popular auditou mensalmente as obras e emitiu dois relatórios conclusivos, em base semestral. No ano de 2001 foram realizadas ainda duas reuniões públicas para apresentação dos resultados das auditorias externas conduzidas por empresa independente, pela FEEMA e pela Comissão Popular, dando conta da evolução das obras e do desempenho ambiental geral da Usina.

Ações de Conservação da Natureza

A CSN mantém as seguintes áreas de conservação da Natureza:

Volta Redonda/RJ

15.01 - PROBLEMAS AMBIENTAIS

• Reserva Florestal da Cicuta (131 hectares);

• Encostas urbanas de Volta Redonda (28,4 hectares) – recuperação e replantio;

• Mata ciliar do Rio Paraíba, na altura do pátio de Volta Grande (500 metros lineares) – recuperação e replantio.

Congonhas/MG

• Reserva Legal de Casa de Pedra (602 hectares);

• Reserva Privada do Patrimônio Natural RPPN da Jurema (436 hectares).

Arcos/MG

• Unidade de Preservação Ambiental da Mina de Arcos (108 hectares);

• Mata ciliar do Córrego Santo Antônio e Rio Candongas – recuperação e replantio.

Porto Real/RJ

• Bosque GalvaSud (14 hectares).

Araucária /PR

• Ribeirão Cachoeira – recuperação de encostas e limpeza das margens.

Licenças Ambientais Conquistadas

No ano de 2001, a CSN obteve as seguintes Licenças Ambientais:

Licença Prévia n.º 001/2001
(Aterro para resíduos de demolição e escavação da UPV)

Data de emissão:

10/1/2001.

Validade: 10/1/2003.

Órgão expedidor:
Fundação Estadual de Engenharia do Meio Ambiente – FEEMA – RJ.

15.01 - PROBLEMAS AMBIENTAIS

Licença de Instalação n.º 91 (CISA)

Data de emissão:
7/6/2001.

Validade:
7/6/2003.

Órgão expedidor:
Instituto Ambiental do Paraná – IAP.

Prêmios Ambientais Recebidos

Prêmio CNI – Ecologia 2001
Versão Estadual – Categoria "Conservação de Insumos de Produção": 2º lugar com o case "Recirculação de Efluentes Tratados pela ETB – Estação de Tratamento Biológico – em Substituição à Água do Processo de Granulação de Escória dos Altos-Fornos".

Prêmio Master em Ciência e Tecnologia 2001
Instituto de Estudos e Pesquisa da Qualidade – Categoria "Responsabilidade Social" – Ações Estruturadas na Preservação e Restauração Ambiental.

ImagemTransformada

Todas essas conquistas refletiram-se na transformação da imagem da empresa. A CSN – rticularmente a Usina Presidente Vargas – consolidou sua posição de liderança e proatividade no trato das questões ambientais. A partir de 2000, e mais notadamente no ano que passou, tanto da parte de agentes governamentais ligados ao meio ambiente e à defesa do direito difuso quanto de ambientalistas e líderes comunitários, inúmeras foram as referências ao projeto ambiental da CSN como exemplo a ser seguido.

Em 2001, a "Linha Verde CSN" – canal telefônico aberto à comunidade para reclamações e informações sobre o desempenho ambiental da CSN – ganhou duas novidades: um número de discagem gratuita (0800-28244400) e abrangência nacional. De qualquer ponto do Brasil, é possível entrar em contato com a área de Meio Ambiente da empresa por meio da Linha Verde. Os indicadores de 2001 sugerem a redução dos incômodos das operações da CSN para as comunidades vizinhas. A despeito da inauguração de um sistema de ligação gratuita – que, estatisticamente, tende a aumentar as chamadas em cinco a seis vezes –, o número de contatos retraiu significativamente, caindo de 153 em 2000 para 54 em 2001. Algumas questões praticamente desapareceram da pauta e todas as reclamações comuns no ano anterior experimentaram redução na sua freqüência em 2001, denotando real melhoria no desempenho da Usina nesse particular.

Também o olhar da mídia sobre a CSN mudou para melhor. Nos números associados à exposição

15.01 - PROBLEMAS AMBIENTAIS

de imagem, especificamente medidos no tema "Meio Ambiente", considerando como indicador quantitativo a centimetragem comparada (matérias de cunho positivo/neutro e negativo) na

imprensa regional e nacional, observa-se uma transformação entre os anos de 1997 e 2001, como pode ser observado no gráfico a seguir. De predominantemente negativa, a imagem da CSN reverte-se em fortemente positiva.

No ano de 2001, a ampliação percentual da exposição negativa comparada com a dos dois anos anteriores deveu-se em grande parte ao espaço dedicado nos meses de abril e maio à decisão judicial que condenou a CSN ao pagamento de indenizações de R$ 200 mil a fazendeiros vizinhos a áreas mineradas no Estado de Santa Catarina. A ação indenizatória iniciou-se em 1986, quando a então estatal ainda operava as minas de carvão no sul do País (427 dos 770 cm2 de matérias de cunho negativo).

15.01 - PROBLEMAS AMBIENTAIS

Reapresentação Espontânea

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

16.01 - AÇÕES JUDICIAIS COM VALOR SUPERIOR A 5% DO PATRIMÔNIO LÍQUIDO OU DO LUCRO LÍQUIDO

1- ITEM	2 - DESCRIÇÃO	3 - % PATRIMÔNIO LÍQUIDO	4 - % LUCRO LÍQUIDO	5 - PROVISÃO	6 - VALOR (Reais Mil)
01	TRABALHISTA	1,24	21,57	SIM	63.878
02	FISCAL/TRIBUTÁRIA	8,94	155,61	SIM	460.658
03	OUTRAS	1,18	20,60	SIM	60.978

17.01 - OPERAÇÕES COM EMPRESAS RELACIONADAS

TRANSAÇÕES COM PARTES RELACIONADAS

	CSN OVERSEAS	CSN CAYMAN	CSN IRON	CSN PANAMA	CSN ISLANDS	MRS	GALVASUD	CISA	INAL	OUTRAS*	TOTAL 31/12/2001	TOTAL 31/12/2000
ATIVO												
Contas a Receber	316	217.246				203	27.116	164	73.556	43	318.644	336.451
Outras Operações:												
Debêntures Sepetiba Tecon										18.000	18.000	23.000
Dividendos a receber CSN Energia										239.854	239.854	
Mútuo/conta corrente(1)	467.132		152.392	23.757		4.761	2	50		88	648.182	612.730
Adiantamento a fornecedores						5.877					5.877	
Adiantamento para futuro aumento de capital								68.832		6.219	75.051	19.723
TOTAL	467.448	217.246	152.392	23.757		10.841	27.118	69.046	73.556	264.204	1.305.608	991.904
PASSIVO												
Empréstimos:												
Pré-pagamento		128.059									128.059	530.642
Fixed rate notes (2)	145.974										145.974	127.957
Emprest. Investidas	69.174										69.174	51.951
Intercompany bonds (3)			1.402.827		845.481						2.248.308	1.894.871
Mútuo/conta corrente(1)	813.682	18.854								3.076	835.612	685.306
Outras Operações:												
Prestação de Serviços										577	577	
Estoque de Coligadas								54.198	10.439		64.637	1.042
Contas a pagar							68		300	317	685	
TOTAL	1.028.830	146.913	1.402.827		845.481		68	54.198	10.739	3.970	3.493.026	3.291.769
											31/12/2001	31/12/2000
RECEITA												
Vendas de produtos e serviços		434.059					106.746	21.230	195.236		757.271	803.564
Juros e variação cambial	8.368	70.181	24.266	3.423	229						106.467	145.389
Outras						8				254	262	910
TOTAL	8.368	504.240	24.266	3.423	229	8	106.746	21.230	195.236	254	864.000	949.863
DESPESA												
Serviços						10.323				24.260	34.583	176.666
Juros e variação cambial	214.005	23.686	190.551		25.964					524	454.730	351.556
Outras												33.591
TOTAL	214.005	23.686	190.551		25.964	10.323				24.784	489.313	561.813

*OUTRAS: CFN, FCA, CSC, Fundação CSN, CBS - Caixa Beneficente dos Empregados da CSN, FEM, NEPAR, Sepetiba Tecon S.A., CSN Energia S.A. e CSN Participações Energéticas S.A.

Essas operações foram pactuadas em condições normais de mercado e/ou legislação vigente para operações semelhantes, sendo as principais destacadas abaixo:

(1) Libor + 6% a.a. - prazo indeterminado.
(2) Juros de 11% a.a. - vencimento 1ª tranche: 23/01/2004 e 2ª tranche: 29/01/2004.
(3) Juros de 9,5% a.a. (1ª tranche) e 8,25% a.a.(2ª tranche) - vencimento 1ª e 2ª tranche: 01/06/2007 – CSN Iron
Juros de 2,8% a.a.- vencimento: 02/08/2002 – CSN Island

17.01 - OPERAÇÕES COM EMPRESAS RELACIONADAS

18.01 - ESTATUTO SOCIAL

COMPANHIA SIDERÚRGICA NACIONAL

Estatuto Social

Capítulo I

DA DENOMINAÇÃO, OBJETIVO, SEDE E DURAÇÃO

Art. 1° - A Companhia Siderúrgica Nacional, fundada a 9 de abril de 1941 e cujos atos constitutivos foram arquivados no Departamento de Registro do Comércio sob o no. 15.910, a 5 de maio de 1941, é pessoa jurídica de direito privado brasileiro organizada sob a forma de sociedade por ações de capital aberto, que a partir de agora reger-se-á por este Estatuto Social, onde será doravante designada abreviadamente como Companhia, e pelas disposições legais que lhe forem aplicáveis.

Art. 2° - A Companhia tem por objeto a fabricação, transformação, a comercialização, inclusive a importação e exportação de produtos siderúrgicos, bem como o estabelecimento e exploração de quaisquer outras atividades correlatas e afins, que lhe possam direta ou indiretamente interessar às finalidades da Companhia, tais como: indústrias de mineração e de transporte, atividades de operação portuária de navegação e de construção, fabricação e montagem de estruturas metálicas.

Parágrafo Único - Por decisão do Conselho de Administração, a Companhia poderá abrir e fechar filiais, agências, escritórios e estabelecimentos de qualquer natureza, no Brasil ou no exterior.

Art. 3° - A Companhia tem sede e foro na cidade e comarca do Rio de Janeiro, Estado do Rio de Janeiro.

Art. 4° - A Companhia tem prazo de duração indeterminado.

18.01 - ESTATUTO SOCIAL

Capítulo II

DO CAPITAL SOCIAL E DAS AÇÕES

Art. 5° - O capital social da Companhia, totalmente subscrito e integralizado, é de R$1.680.947.363,71, dividido em 71.729.261.430 ações ordinárias e escriturais, sem valor nominal.

Parágrafo Único - Cada ação ordinária dá direito a 01 (hum) voto nas deliberações da Assembléia Geral.

Art. 6° - Salvo deliberação em contrário da Assembléia Geral, os dividendos serão pagos no prazo de 60 (sessenta) dias da data em que forem declarados e, em qualquer caso, dentro do mesmo exercício social.

Art. 7° - O capital social da Companhia poderá ser elevado até a 100.000.000.000 (cem bilhões) de ações, mediante a emissão e subscrição de até 28.270.738.570 (vinte e oito bilhões, duzentos e setenta milhões, setecentos e trinta e oito mil, quinhentas e setenta) novas ações, sem valor nominal e escriturais, por decisão do Conselho de Administração.

Parágrafo 1° - O capital social autorizado poderá ser alcançado mediante uma ou mais emissões de ações, a critério do Conselho de Administração.

Parágrafo 2° - Os acionistas terão direito de preferência à subscrição das ações novas emitidas para realizar o capital autorizado, na proporção em que estiverem participando do capital na data de cada emissão.

Parágrafo 3° - Ao autorizar a emissão de ações, para realização parcial ou integral do capital autorizado, o Conselho de Administração fixará o preço de emissão de tais ações, com base nos parâmetros legais.

Art. 8° - O valor de reembolso das ações será o quociente da divisão do valor econômico da Companhia, apurado mediante avaliação nos termos da lei, pelo número total das ações emitidas pela Companhia, excluídas as ações em Tesouraria.

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Capítulo III

DA ASSEMBLÉIA GERAL

Art. 9º - A Assembléia Geral de acionistas reunir-se-á ordinariamente dentro dos quatro primeiros meses após o término do exercício social e extraordinariamente sempre que necessário, sendo que a convocação e os procedimentos de instalação e deliberação obedecerão a este Estatuto e a legislação em vigor.

Parágrafo Único - O presidente da mesa escolherá o secretário da Assembléia Geral.

Capítulo IV

DA ADMINISTRAÇÃO

Seção I

Das normas comuns

Art. 10 - A administração da Companhia compete ao Conselho de Administração e à Diretoria Executiva, composta de Diretores Executivos, cada um deles responsável por uma área específica e definida de atuação.

Art. 11 - Compete à Assembléia Geral fixar a remuneração dos administradores.

Parágrafo 1º - A remuneração compreenderá uma parte fixa mensal, que são os honorários, e para os diretores poderá compreender, também, uma parte variável, a ser paga anualmente, calculada sobre o lucro líquido da Companhia, apurado após a constituição das reservas exigidas por lei, inclusive para pagamento do Imposto de Renda, e da provisão para pagamento dos dividendos obrigatórios.

Parágrafo 2º - A Assembléia Geral poderá fixar uma verba global para remuneração dos administradores, compreendendo a parte fixa para todos e a parte variável para os diretores, cabendo então ao Conselho de Administração proceder à sua distribuição.

Art. 12 - O Conselho de Administração e a Diretoria Executiva deliberam validamente pelo voto da maioria de seus membros presentes.

Seção II

DO CONSELHO DE ADMINISTRAÇÃO

Art. 13 - O Conselho de Administração é composto de 7 (sete) a 9 (nove) membros, acionistas, eleitos pela Assembléia Geral, com prazo de gestão de 1 (um) ano, permitida a reeleição, sendo um deles Presidente e outro Vice-Presidente.

Parágrafo 1° - O Presidente e o Vice-Presidente do Conselho serão escolhidos pelos seus pares, por maioria de votos, na primeira reunião que se realizar após a posse.

Parágrafo 2° - Na hipótese de os empregados da Companhia, reunidos ou não em clube de investimento ou condomínios, não deterem participação acionária suficiente para lhes assegurar participação no Conselho de Administração, uma das vagas desse órgão lhes será reservada, elegendo-se para preenchê-la aquele que for para tal fim escolhido pelos empregados e nessa condição indicado à assembléia geral.

Parágrafo 4° - Os Diretores Executivos da Companhia, quando convocados a participar das reuniões do Conselho de Administração, terão direito a voz.

Art. 14 - O Conselho de Administração reunir-se-á, ordinariamente, nas datas previstas no calendário anual por ele aprovado no último mês do ano imediatamente anterior, e extraordinariamente mediante convocação do Presidente ou do Vice-Presidente no exercício da presidência, ou de 5 (cinco) Conselheiros. As reuniões do Conselho de Administração somente se instalarão com a presença da maioria dos seus membros.

Parágrafo 1° - Das reuniões serão lavradas atas em livro próprio.

Parágrafo 2° - As deliberações do Conselho serão tomadas por maioria de votos dos presentes. No caso de empate, aquele que preside a reunião terá, além do voto pessoal, o de desempate.

Parágrafo 3° - Nas reuniões do Conselho de Administração, cada membro será substituído, em seus impedimentos e ausências, por outro Conselheiro por ele formalmente indicado, salvo o Presidente do Conselho de Administração, cuja substituição se dará na forma do Art. 19 deste Estatuto.

Parágrafo 4° - No caso de vacância do cargo de Conselheiro, o substituto será nomeado pelos Conselheiros remanescentes e servirá até a primeira Assembléia Geral.

18.01 - ESTATUTO SOCIAL

Parágrafo 5° - Se a vacância ocorrer no cargo de Presidente, o Vice-Presidente assumirá a presidência do Conselho de Administração e fará realizar assembléia geral, no prazo de até 30 (trinta) dias, contados da vacância para preenchimento do cargo.

Parágrafo 6° - Cada Conselheiro receberá, com pelo menos 3 (três) dias úteis de antecedência, a agenda da reunião e os documentos de suporte para as decisões a serem apreciadas.

Parágrafo 7° - O Conselho de Administração terá um Secretário Geral.

Art. 15 - Os Conselheiros receberão cópias das atas de reuniões da Diretoria Executiva e de comitês especiais eventualmente criados pelo Conselho de Administração nos termos deste estatuto.

Art. 16 - O Conselho de Administração, para seu assessoramento, poderá criar comitês especiais, com objetivos definidos e prazos de atividade limitados, integrados por pessoas por ele designadas.

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Art. 17 - Compete ao Conselho de Administração, além das atribuições que lhe são confiadas pela lei:

I - aprovar as normas gerais de administração, assim como fixar a orientação geral dos negócios da Companhia, estabelecendo as diretrizes básicas à ação executiva, inclusive no tocante à produção, comercialização, transferência de tecnologia, uso de marcas e patentes, gestão financeira e de investimentos, bem como zelar pelo estrito cumprimento delas;

II - convocar a assembléia geral;

III - eleger e destituir os membros da Diretoria Executiva, fixar-lhes as atribuições, designando o Diretor Executivo encarregado de relações com investidores, que será o único competente para receber citação judicial e para representar a sociedade em juízo;

IV - no caso de vaga do cargo de membro da Diretoria Executiva, eleger o substituto para concluir o período de gestão do substituído.

V - examinar os livros e papéis da Companhia, solicitar informações a respeito de documentos de seu interesse, bem como de negócios ou projetos, em andamento ou já concluídos;

VI - manifestar-se a respeito do relatório da administração, das contas da Diretoria Executiva e dos balanços consolidados, que deverão ser submetidos à sua apreciação dentro de dois meses contados do término do exercício social;

VII - manifestar-se a respeito de todos os assuntos que devam ser submetidos à assembléia geral;

VIII - observadas as disposições legais e ouvido o Conselho Fiscal, se em funcionamento, declarar, no curso do exercício social e até a Assembléia Geral Ordinária, dividendos intermediários, inclusive a título de antecipação parcial ou total do dividendo mínimo obrigatório (Art. 30), à conta: (a) de lucros apurados em balanço semestral, ou: (b) de lucros acumulados ou reservas de lucros existentes no último balanço anual ou semestral.

18.01 - ESTATUTO SOCIAL

IX - aprovar os nomes a serem indicados pela Companhia para integrarem as diretorias e os conselhos de administração, consultivo, fiscal e deliberativo de sociedades mercantis ou civis controladas pela Companhia ou a ela coligadas, assim como de associações, fundações e outros tipos de agrupamentos sociais de que a Companhia participe;

X - apreciar os resultados mensais das operações da Companhia;

XI - estabelecer as diretrizes para elaboração do plano de auditoria interna e homologá-lo;

XII - escolher e destituir os auditores independentes da Companhia;

XIII - convocar os auditores independentes para, em reunião do Conselho, se pronunciarem a respeito dos relatórios, das contas da diretoria, do balanço patrimonial e das demais demonstrações financeiras preparadas pela Diretoria Executiva;

XIV - estabelecer políticas para utilização de incentivos fiscais;

XV - deliberar a respeito da transferência de recursos da Companhia para terceiros, inclusive associações de empregados, entidades assistenciais recreativas, fundos de previdência privada, fundações e pessoas jurídicas de direito público;

XVI - determinar a realização de inspeções, auditorias ou tomadas de contas em fundações e entidades assemelhadas de que a Companhia participa;

XVII - aprovar os orçamentos anuais e plurianuais, os projetos de expansão e programas de investimento, bem como acompanhar sua execução e desempenho;

XVIII - fixar, critérios de valor ou alçada financeira para a prática de atos de cada um dos Diretores Executivos independentemente de autorização prévia do Conselho de Administração;

XIX - aprovar as normas para alienação de bens do ativo permanente, para constituição de ônus reais, para prestação de garantias e para a assunção de obrigações pela Companhia;

XX - aprovar as normas gerais de administração e a estrutura administrativa da Companhia e deliberar a respeito da política de recursos humanos, inclusive salarial;

18.01 - ESTATUTO SOCIAL

XXI - autorizar a abertura, transferência ou encerramento de filiais, agências, escritórios e estabelecimentos de qualquer outro tipo da Companhia, no país e no exterior;

XXII - deliberar a respeito das aquisições e alienações de bens imóveis a qualquer título;

XXIII - deliberar a respeito de atos que envolvam transformação, fusão, cisão, incorporação ou extinção de sociedades nas quais a Companhia possua participação societária;

XXIV - nomear e destituir o responsável pela auditoria interna, que deverá ser empregado da Companhia, legalmente habilitado, e que ficará vinculado à presidência do Conselho de Administração;

XXV - nomear e destituir o secretário geral do Conselho de Administração e definir-lhes as funções;

XXVI - avocar, para seu exame e fixação de critérios, as normas a serem observadas pelos Diretores Executivos (Arts. 23 e 24) e empregados, bem como qualquer matéria de interesse social que não se inclua nas competências privativas da Assembléia Geral;

XXVII - estabelecer os critérios para o controle do desempenho empresarial da Companhia;

XXVIII - autorizar a negociação, pela Companhia, de ações de sua própria emissão;

XXIX - fixar os termos para conversão, resgate antecipado e demais condições de colocação de debêntures conversíveis ou não em ações, quando autorizados pela Assembléia Geral;

XXX - deliberar sobre a emissão pela Companhia de "commercial papers" e demais títulos destinados à distribuição, primária ou secundária, em mercados de capitais;

XXXI - deliberar a respeito do aumento do capital social, dentro dos limites do capital autorizado;

XXXII - criar comitês de assessoramento nos termos do Art. 16;

XXXIII - autorizar a participação da Companhia em outras sociedades e deliberar a respeito da representação da Companhia em suas assembléias e reuniões de sócios e a respeito das matérias submetidas a tais assembléias e reuniões;

18.01 - ESTATUTO SOCIAL

XXXIV - manifestar-se previamente a respeito da celebração de acordos de distribuição, comercialização, exportação, transferência de tecnologia, licença de marcas, exploração de patentes, concessão de uso ou arrendamento pela Companhia ou por suas empresas controladas ou coligadas e por associações e fundações de que a Companhia faça parte;

XXXV - deliberar a respeito da alienação direta ou indireta de participações societárias da Companhia, das suas empresas controladas ou coligadas, de associações e fundações das quais a Companhia faça parte;

XXXVI - decidir a respeito da constituição de empresas controladas pela Companhia;

XXXVII - estabelecer a forma de distribuição da remuneração dos administradores da Companhia, se fixada globalmente pela Assembléia Geral;

XXXVIII - vetar a execução de decisões dos Diretores Executivos eventualmente adotadas contra as disposições deste Estatuto;

XXXIX - resolver os casos omissos e exercer outras atribuições legais que não conflitem com aquelas definidas por este Estatuto ou pela lei.

Art. 18 - Compete ao presidente do Conselho de Administração:

I - convocar e presidir as reuniões do Conselho de Administração;

II - instalar e presidir a assembléia geral, escolhendo o seu secretário.

Art. 19 - Compete ao Vice-Presidente do Conselho de Administração substituir o presidente em suas ausências ou impedimentos temporários.

18.01 - ESTATUTO SOCIAL

Seção III

DA DIRETORIA EXECUTIVA

Art. 20 - A Companhia terá uma Diretoria Executiva composta de 3 (três) a 6 (seis) Diretores Executivos, a critério do Conselho de Administração, sendo um deles o Diretor-Presidente, e os demais Diretores Executivos sem designação específica, cada um com área de atuação determinada pelo Conselho de Administração.

Parágrafo 1° - O prazo de gestão dos Diretores Executivos é de 2 (dois) anos, permitida a sua reeleição;

Parágrafo 2° - Em caso de ausência ou impedimento temporário do Diretor-Presidente, o Conselho de Administração nomeará o Diretor-Presidente substituto, investindo-o nas suas funções.

Parágrafo 3° - Em caso de vacância de cargo de Diretor-Presidente, o Conselho de Administração elegerá o substituto, que completará o prazo de gestão do substituído (Art. 17, IV).

Parágrafo 4° - Os demais Diretores Executivos serão substituídos, em caso de ausência ou impedimento temporário, por outro Diretor Executivo, que será designado pelo Diretor-Presidente.

Parágrafo 5° - Em caso de vacância de Diretor Executivo, o Diretor-Presidente indicará o seu substituto provisório dentre os demais Diretores Executivos, até que o Conselho de Administração eleja o seu substituto definitivo pelo restante do prazo de gestão (Art. 17, IV).

Art. 21 - A Diretoria Executiva, observadas as diretrizes e deliberações do Conselho de Administração e da Assembléia Geral, terá poderes de administração e gestão dos negócios sociais, podendo praticar todos os atos e realizar todas as operações que se relacionem com o objeto social da Companhia, incluindo os que importem em alienação ou aquisição de imóveis, constituição de ônus reais, prestação de garantias a obrigações de terceiros, renúncia a direitos, respeitadas as disposições do Art. 17 deste Estatuto.

Parágrafo 1º - Compete à Diretoria Executiva designar Diretor Executivo ou procurador com poderes específicos para representar singularmente a Companhia em atos determinados.

Parágrafo 2º - Os Diretores Executivos exercerão seus cargos em regime de tempo integral.

18.01 - ESTATUTO SOCIAL

Art. 22 - A Diretoria Executiva reunir-se-á ordinariamente uma vez por mês e extraordinariamente sempre que convocada pelo Diretor-Presidente ou por dois Diretores Executivos, instalando-se com a maioria dos seus membros.

Parágrafo 1° - A Diretoria Executiva sempre deliberará pela maioria de seus membros presentes. Em caso de empate, a Diretoria deverá submeter a matéria à deliberação do Conselho de Administração.

Parágrafo 2° - As resoluções da Diretoria Executiva constarão de ata lançada em livro próprio assinada pelos presentes, sendo cópias de cada uma delas enviadas a todos os membros do Conselho de Administração.

Art. 23 - Compete ao Diretor-Presidente:

I - presidir as reuniões da Diretoria Executiva;

II - exercer a direção executiva da Companhia, cumprindo-lhe para tanto coordenar e supervisionar as atividades dos demais Diretores Executivos, diligenciando para que sejam fielmente observadas as deliberações e as diretrizes fixadas pelo Conselho de Administração e pela Assembléia Geral;

III - organizar, coordenar e supervisionar as atividades das áreas que lhe estiverem diretamente subordinadas;

IV - atribuir a qualquer dos Diretores Executivos, atividades e tarefas especiais, independentemente daquelas que lhe couberem ordinariamente, *ad referendum* do Conselho de Administração;

V - manter o Conselho de Administração informado das atividades da Companhia;

VI - elaborar, com a colaboração dos demais Diretores Executivos, e apresentar ao Conselho de Administração, proposta para (i) definição das atribuições dos demais Diretores Executivos; e (ii) fixação de critérios de valor ou alçada financeira para a prática de atos de cada um dos Diretores Executivos;

VII - elaborar, junto com os demais Diretores Executivos, o relatório anual e levantar o balanço patrimonial geral.

18.01 - ESTATUTO SOCIAL

Art. 24 - Compete a cada Diretor Executivo, no âmbito da área específica de atuação que lhe foi definida pelo Conselho de Administração:

I - representar a Companhia, nos termos da lei e deste Estatuto;

II - organizar, coordenar e supervisionar os serviços que lhe competem;

III - participar das reuniões da Diretoria Executiva, concorrendo para a definição das políticas a serem seguidas pela Companhia e relatando os assuntos da sua respectiva área de supervisão e coordenação;

IV - cumprir e fazer cumprir a política e a orientação geral dos negócios da Companhia estabelecidos pelo Conselho de Administração, sendo cada Diretor Executivo responsável pela sua área específica de atividades.

Art. 25 - Como regra geral, ressalvadas as hipóteses constantes dos parágrafos deste artigo, a Companhia se obriga validamente sempre que representada por dois Diretores Executivos, ou por um Diretor Executivo em conjunto com um Procurador ou ainda por dois Procuradores, no limite dos respectivos mandatos.

Parágrafo 1° - Os atos para os quais o presente Estatuto exige autorização prévia do Conselho de Administração só poderão ser praticados uma vez preenchida tal condição;

Parágrafo 2° - O Conselho de Administração definirá o valor acima do qual os atos e instrumentos que acarretem responsabilidades para a Companhia terão de necessariamente ser assinados por um Diretor Executivo em conjunto com um Procurador com poderes específicos;

Parágrafo 3° - Ressalvadas as hipóteses previstas nos artigos 17, III e 21, parágrafo 1°, a Companhia poderá ser também representada por apenas um Diretor Executivo ou um Procurador com poderes específicos quando se tratar de emitir e negociar, inclusive endossar e descontar duplicatas relativas às suas vendas; assinar correspondências que não criem obrigações para a Companhia; praticar atos de simples rotina administrativa, inclusive os praticados perante repartições públicas em geral, autarquias, empresas públicas, sociedades de economia mista, Junta Comercial, Justiça do Trabalho, Instituto Nacional de Seguridade Social, Fundo de Garantia por Tempo de Serviço e suas instituições financeiras arrecadadoras e outros de natureza idêntica.

18.01 - ESTATUTO SOCIAL

Art. 26 - Na constituição de procuradores observar-se-ão as seguintes regras:

I - todas as procurações terão de ser outorgadas por dois Diretores Executivos ou por um Diretor Executivo em conjunto com um Procurador designado pelo Conselho de Administração;

II - exceto nos casos de representação judicial ou similar, em que seja da essência do mandato seu exercício até o encerramento da questão ou processo, todas as procurações serão por prazo certo, não superior a um ano, e terão poderes limitados.

Art. 27 - Serão nulos e não gerarão responsabilidades para a Companhia os atos praticados em desconformidade às regras estabelecidas nos Arts. 25 e 26 deste Estatuto.

Capitulo V

DO CONSELHO FISCAL

Art. 28 - Com funcionamento nos exercícios sociais em que se instalar, a pedido de acionistas, o Conselho Fiscal é composto de 3 (três) membros efetivos e 3 (três) suplentes, eleitos pela Assembléia Geral, que fixará a remuneração dos membros efetivos.

Parágrafo Único - Cada período de funcionamento do Conselho Fiscal, termina na primeira Assembléia Geral Ordinária, realizada após a sua instalação.

Capítulo VI

DO EXERCÍCIO SOCIAL, BALANÇOS E LUCROS

Art. 29 - O exercicio social encerrar-se-á em 31 de dezembro de cada ano, quando serão levantadas as Demonstrações Financeiras.

Parágrafo 1° - Do resultado do exercício serão deduzidos, antes de qualquer participação, os prejuízos acumulados e a provisão para o imposto sobre a renda;

18.01 - ESTATUTO SOCIAL

Parágrafo 2° - Apurado o lucro líquido do exercício, terá ele a destinação aprovada pela Assembléia Geral Ordinária, observadas as prescrições legais;

Parágrafo 3° - A Companhia poderá levantar balanços semestrais, trimestrais ou em períodos menores de tempo, observadas as prescrições legais, e o Conselho de Administração poderá deliberar dividendos semestrais ou intermediários, inclusive como antecipação total ou parcial do dividendo obrigatório do exercício em curso (Art. 17, inciso VII).

Parágrafo 4° - O ato do Conselho de Administração que deliberar pagamento antecipado de dividendo obrigatório, disporá se esses pagamentos serão compensados, corrigidos monetariamente com o valor do dividendo obrigatório do exercício e, prevista essa compensação, a Assembléia Geral Ordinária determinará o pagamento do saldo obrigatório que houver, bem como a reversão à conta de origem do valor pago antecipadamente.

Art. 30 - A distribuição de dividendos não será inferior a 25% (vinte e cinco por cento) do lucro líquido apurado, nos termos do art. 202, da Lei n° 6.404/76.

Art. 31 - Os dividendos serão pagos nas datas e locais indicados pelo Diretor Executivo encarregado das relações com investidores. No caso de não serem reclamados dentro de 3 (três) anos a contar do início do pagamento, prescreverão a favor da Companhia.

Capítulo VII

DA LIQUIDAÇÃO

Art. 32 - A Companhia entra em liquidação nos casos previstos na Lei, observadas as normas pertinentes.

Parágrafo Único - Compete à Assembléia Geral que aprovar a liquidação nomear o liquidante e os membros do Conselho Fiscal que deverá funcionar durante o período de liquidação, fixando-lhes os respectivos honorários.

18.01 - ESTATUTO SOCIAL

19.10 - RELATÓRIO DE DESEMPENHO

Controlada/Coligada : CSN OVERSEAS

Histórico

A CSN Overseas foi constituída em 15 de julho de 1993, nas Ilhas Cayman, tendo como principal atividade a comercialização dos produtos da Controladora no exterior.

O capital social da CSN Overseas, em 31 de dezembro de 2001, era equivalente a R$5.801,00 totalmente subscrito e integralizado e dividido em 2.500 ações, ordinárias e nominativas.

Demonstrações Financeiras Selecionadas (em milhares de reais)

Balanço Patrimonial

Ativo	31 de dezembro de	
	2000	2001
Circulante	510.483	949.667
Realizável a longo prazo	745.047	836.677
Total	1.255.530	1.786.344

Passivo	31 de dezembro de	
	2000	2001
Circulante	1.195.564	492.261
Exigível a longo prazo	45.952	1.287.394
Patrimônio líquido	14.014	6.689
Capital social integralizado	6	6
Lucros (prejuízos)acumulados	14.008	6.683
Total	1.255.530	1.786.344

Demonstração do resultado	31 de dezembro de	
	2000	2001
Receitas da intermediação financeira	56.138	96.251
Despesas da intermediação financeira	(177.210)	(103.436)
Resultado bruto da intermediação fina	(121.072)	(7.185)
Outras receitas (despesas) operacionais	35.669	(4.547)
Resultado operacional	(85.403)	(11.732)
Resultado não operacional	624.185	1.791
Lucro (prejuízo) líquido do exercício	538.782	(9.941)

19.10 - RELATÓRIO DE DESEMPENHO

Controlada/Coligada : CSN OVERSEAS

19.10 - RELATÓRIO DE DESEMPENHO

Controlada/Coligada : CSN STEEL CORP

Histórico

A CSN Steel foi constituída em 17 de abril de 1997, nas Ilhas Cayman, tendo como principal atividade participações societárias em outras empresas.

O capital social da CSN Steel, em 31 de dezembro de 2001, era equivalente a R$115.049.896,80 totalmente subscrito e integralizado e composto por 1 ação ordinária.

Demonstrações Financeiras Selecionadas (em milhares de reais)

Balanço Patrimonial

Ativo

	31 de dezembro de	
	2000	2001
Circulante	170	352
Passivo a descoberto		8
Capital social integralizado		(115.050)
Lucros (prejuízos)acumulados		115.058
Total	170	360

Passivo

	31 de dezembro de	
	2000	2001
Circulante	154	360
Patrimônio liquido	16	
Capital social integralizado	49.582	
Lucros (prejuízos)acumulados	(49.566)	
Total	170	360

Demonstração do resultado

	31 de dezembro de	
	2000	2001
Receitas da intermediação financeira	39	8
Despesas da intermediação financeira	(26.935)	(24)
Resultado bruto da intermediação financeira	(26.896)	(16)
Outras receitas (despesas) operacionais	62.945	(24)
Resultado operacional	36.049	(40)
Resultado não operacional	350.395	(5)
Lucro (prejuízo) liquido do exercício	386.444	(45)

19.10 - RELATÓRIO DE DESEMPENHO

Controlada/Coligada : CSN STEEL CORP

19.10 - RELATÓRIO DE DESEMPENHO

Controlada/Coligada : CSN ISLANDS CORP.

Histórico

A CSN Island foi constituída em 4 de julho de 2000, nas Ilhas Cayman, tendo como principal atividade captação de recursos no exterior.

O capital social da CSN Islands, em 31 de dezembro de 2001, era equivalente a R$116.020,00, totalmente subscrito e integralizado e dividido em 50.000 ações ordinárias e nominativas.

A Controladora, em 31 de dezembro de 2001, era titular de 100% das ações ordinárias e de 100% do capital total da CSN Islands.

Demonstrações Financeiras Selecionadas (em milhares de reais).

Balanço Patrimonial

Ativo	31 de dezembro de	
	2000	2001
Circulante	27.179	844.392
Realizável a longo prazo	684.390	
Total	711.569	844.392

Passivo	31 de dezembro de	
	2000	2001
Circulante	27.081	844.276
Exigível a longo prazo	684.390	
Patrimônio líquido	98	116
Capital social integralizado	98	116
Total	711.569	844.392

Demonstração do resultado	31 de dezembro de	
	2000	2001
Receitas da intermediação financeira	9.402	79.236
Despesas da intermediação financeira	(9.402)	(79.236)
Resultado bruto da intermediação financeira		
Lucro (prejuízo) líquido do exercício		

19.10 - RELATÓRIO DE DESEMPENHO

Controlada/Coligada : CSN ISLANDS CORP.

19.10 - RELATÓRIO DE DESEMPENHO

Controlada/Coligada : CSN ENERGY CORP

Histórico

A CSN Energy foi constituída em 30 de novembro de 2000, nas Ilhas Cayman, tendo como principal atividade participações societárias.

O capital social da CSN Energy, em 31 de dezembro de 2001, era equivalente a R$356.671.083,30, totalmente subscrito e integralizado e dividido em 200.000.000 ações ordinárias e nominativas.

Demonstrações Financeiras Selecionadas (Em milhares de reais)

Balanço Patrimonial

Ativo	31 de dezembro de 2000	31 de dezembro de 2001
Circulante	-	14
Permanente	-	356.670
Investimentos		356.648
Diferido		22
Total	-	356.684

Passivo	31 de dezembro de 2000	31 de dezembro de 2001
Circulante	-	13
Exigível a longo prazo		
Patrimônio líquido	-	356.671
Capital social integralizado	-	356.671
Lucros (prejuízos) acumulados	-	
Total	-	356.684

Demonstração do resultado	31 de dezembro de 2000	31 de dezembro de 2001
Receitas da intermediação financeira		-
Despesas da intermediação financeira		-
Resultado bruto da intermediação financeira	-	-
Outras receitas (despesas) operacionais		-
Resultado operacional	-	-
Resultado não operacional	-	-
Lucro (prejuízo) líquido do exercício	-	-

19.10 - RELATÓRIO DE DESEMPENHO

Controlada/Coligada : CSN ENERGY CORP

19.10 - RELATÓRIO DE DESEMPENHO

Controlada/Coligada : CSN STEEL II, S.A.

Histórico

A CSN Steel II foi constituída em 20 de setembro de 2000 nas Ilhas Cayman, tendo como principal atividade a participação em outras empresas.

O capital social da CSN Steel II é de 10.000 ações ordinárias de propriedade da Controladora. O capital autorizado é de 10.000 ações ordinárias.

19.10 - RELATÓRIO DE DESEMPENHO

Controlada/Coligada : CSN STEEL II, S.A.

19.10 - RELATÓRIO DE DESEMPENHO

Controlada/Coligada : CISA-CSN IND.DE AÇOS REVESTIDOS S.A.

Histórico

A CISA foi constituída em 21 de julho de 1998, tendo como principal atividade, a produção e comercialização de aço na forma de produtos em barras, longos e em chapas, projeto, fabricação e montagem de estruturas de aço e edifícios utilizando produtos de aço em barras e em chapas e fabricação e montagem de estruturas de aço e artigos para construção civil.

O capital social da CISA, em 31 de dezembro de 2001, era de R$130.000.000,00 totalmente subscrito, integralizados e divididos em 130.000.000 ações, todas nominativas ordinárias, sem valor nominal.

Demonstrações Financeiras Selecionadas (em milhares de reais)

Balanço Patrimonial

Ativo	31 de dezembro de 2000	31 de dezembro de 2001
Circulante	132.309	135.152
Realizável a longo prazo	-	24.668
Permanente	54.915	148.660
Investimentos	20	20
Imobilizado	51.867	132.495
Diferido	3.028	16.145
Total	187.224	308.480

Passivo	31 de dezembro de 2000	31 de dezembro de 2001
Circulante	157.788	49.944
Exigível a longo prazo	26.695	173.139
Patrimônio líquido	2.741	85.397
Capital social integralizado	13.000	130.000
Reserva de capital	175	1.375
Lucros (prejuízos)acumulados	(10.434)	(45.978)
Total	187.224	308.480

Demonstração do resultado	31 de dezembro de 2000	31 de dezembro de 2001
Receita líquida	59.060	59.509
Custos dos produtos vendidos	(56.185)	(60.199)
Resultado bruto	2.875	(690)
Outras receitas (despesas) operacionais	(22.391)	(43.314)
Resultado operacional	(19.516)	(44.004)
Receitas da intermediação financeira	4.580	(3.057)
Despesas da intermediação financeira		(13.772)
Resultado bruto da intermediação financeira	4.580	(16.829)
Participação nos resultados de controladas	329	
Resultado não operacional		4
Resultado antes da tributação sobre o lucro	(14.607)	(60.829)
Imposto de renda e contribuição social		25.285
Lucro (prejuízo) líquido do exercício	(14.607)	(35.544)

19.10 - RELATÓRIO DE DESEMPENHO

Controlada/Coligada : CISA-CSN IND.DE AÇOS REVESTIDOS S.A.

19.10 - RELATÓRIO DE DESEMPENHO

Controlada/Coligada : FEM - PROJ.CONSTRUÇÕES E MONTAGENS S.A.

Histórico

A FEM foi constituída em 22 de abril de 1976, tendo como principal atividade a manutenção industrial em geral, assistência técnica, locação de mão de obra e equipamentos industriais.

O capital social da FEM, em 31 de dezembro de 2001, era de R$17.836.000,00, totalmente subscrito e integralizado e dividido em 376.337 ações, todas ordinárias escriturais e nominativas.

Demonstrações Financeiras Selecionadas (em milhares de reais)

Balanço Patrimonial

Ativo	31 de dezembro de	
	2000	2001
Circulante	5.251	3.417
Realizável a longo prazo	19.297	30.095
Permanente	2.039	2.536
Investimentos	11	136
Imobilizado	1.599	1.824
Diferido	429	576
Total	26.587	36.048

Passivo	31 de dezembro de	
	2000	2001
Circulante	22.163	11.586
Exigível a longo prazo		19.882
Patrimônio líquido	4.424	4.580
Capital social integralizado	17.836	17.836
Reserva de capital		
Lucros (prejuízos)acumulados	(13.412)	(13.256)
Total	26.587	36.048

Demonstração do resultado	31 de dezembro de	
	2000	2001
Receita líquida	35.153	35.063
Custos dos produtos vendidos	(31.299)	(34.142)
Resultado bruto	3.854	921
Outras receitas (despesas) operacionais	(8.385)	1.949
Resultado operacional	(4.531)	2.870
Receitas da intermediação financeira	517	36
Despesas da intermediação financeira	(309)	(452)
Resultado bruto da intermediação financeira	208	(416)
Participação nos resultados de controladas		
Resultado não operacional	(2.928)	(14)
Resultado antes da tribulação sobre o lucro	(7.251)	2.440
Imposto de renda e contribuição social	2.496	(789)
Lucro (prejuízo) líquido do exercício	(4.755)	1.651

19.10 - RELATÓRIO DE DESEMPENHO

Controlada/Coligada : FEM - PROJ.CONSTRUÇÕES E MONTAGENS S.A.

19.10 - RELATÓRIO DE DESEMPENHO

Controlada/Coligada : IND.NAC.DE AÇOS LAMINADOS-INAL S.A.

Histórico

A INAL foi constituída em 6 de novembro de 1957, tendo como principal atividade a comercialização, industrialização e relaminação de produtos siderúrgicos em geral.

O capital social da INAL, em 31 de dezembro de 2001, era de R$84.110.922,20, totalmente subscrito e integralizado, dividido em 8.457.189 ações, todas ordinárias sem valor nominal.

Demonstrações Financeiras Selecionadas (em milhares de reais)

Balanço Patrimonial

Ativo	31 de dezembro de	
	2000	2001
Circulante	173.612	141.725
Realizável a longo prazo	3.233	15.451
Permanente	28.937	34.646
Investimentos	70	70
Imobilizado	25.995	31.526
Diferido	2.872	3.050
Total	205.782	191.822

Passivo	31 de dezembro de	
	2000	2001
Circulante	95.278	78.524
Exigível a longo prazo	2.528	8.351
Patrimônio líquido	107.976	104.947
Capital social integralizado	84.111	84.111
Reserva de lucros	14.444	23.865
Lucros (prejuízos) acumulados	9.421	(3.029)
Total	205.782	191.822

Demonstração do resultado	31 de dezembro de	
	2000	2001
Receita líquida	313.262	250.781
Custos dos produtos vendidos	(248.845)	(221.696)
Resultado bruto	64.417	29.085
Outras receitas (despesas) operacionais	(35.791)	(29.962)
Resultado operacional	28.626	(877)
Receitas da intermediação financeira		994
Despesas da intermediação financeira	(1.346)	(1.656)
Resultado bruto da intermediação financeira	(1.346)	(662)
Participação nos resultados de controladas		
Resultado não operacional	268	(326)
Resultado antes da tributação sobre o lucro	27.548	(1.865)
Imposto de renda e contribuição social	(8.558)	(1.164)
Lucro (prejuízo) líquido do exercício	18.990	(3.029)

19.10 - RELATÓRIO DE DESEMPENHO

Controlada/Coligada : IND.NAC.DE AÇOS LAMINADOS-INAL S.A.

19.10 - RELATÓRIO DE DESEMPENHO

Controlada/Coligada : CSC-COMPANHIA SIDERÚRGICA DO CEARÁ

Histórico

A CSC foi constituída em 29 de setembro de 1995, tendo como principal atividade a siderurgia, encontrando-se em fase pré-operacional.

O capital social da CSC, em 31 de dezembro de 2001, era de R$1.100.000,00, totalmente subscrito e integralizado e dividido em 1.100.000 ações ordinárias e nominativas.

Demonstrações Financeiras Selecionadas (em milhares de reais)

Balanço Patrimonial

Ativo	31 de dezembro de 2000	31 de dezembro de 2001
Circulante	10	4
Permanente	383	-
Imobilizado	383	
Total	393	4

Passivo	31 de dezembro de 2000	31 de dezembro de 2001
Circulante	34	
Exigível a longo prazo	4.419	4.588
Patrimônio líquido	(4.060)	(4.584)
Capital social integralizado	1.100	1.100
Lucros (prejuízos)acumulados	(5.160)	(5.684)
Total	393	4

Demonstração do resultado	31 de dezembro de 2000	31 de dezembro de 2001
Outras receitas (despesas) operacionais	(5.160)	(515)
Resultado operacional	(5.160)	(515)
Resultado não operacional		(9)
Lucro (prejuízo) líquido do exercício	(5.160)	(524)

19.10 - RELATÓRIO DE DESEMPENHO

Controlada/Coligada : CSC-COMPANHIA SIDERÚRGICA DO CEARÁ

19.10 - RELATÓRIO DE DESEMPENHO

Controlada/Coligada : CSN PANAMA, S.A.

Histórico

A CSN Panama foi constituída em 8 de abril de 1997, na cidade do Panamá, República do Panamá, tendo como principal atividade a participação em outras empresas.

O capital social da CSN Panama, em 31 de dezembro de 2001, era equivalente a R$409.974.050,70, totalmente subscrito e integralizado e dividido em 28.281 ações nominativas, sendo 16.870 ordinárias e 11.411 preferenciais.

Demonstrações Financeiras Selecionadas (em milhares de reais)

Balanço Patrimonial

Ativo	31 de dezembro de	
	2000	2001
Circulante	10.390	16.271
Realizável a longo prazo	7.916	1.398
Permanente	11.735	408.802
Investimentos	11.735	408.802
Total	30.041	426.471

Passivo	31 de dezembro de	
	2000	2001
Circulante	31.874	18.944
Exigível a longo prazo		23.757
Patrimônio líquido	(1.833)	383.770
Capital social integralizado	9.777	409.974
Lucros (prejuízos) acumulados	(11.610)	(26.204)
Total	30.041	426.471

Demonstração do resultado	31 de dezembro de	
	2000	2001
Receitas da intermediação financeira	4.054	3.985
Despesas da intermediação financeira	(7.065)	(17.003)
Resultado bruto da intermediação financeira	(3.011)	(13.018)
Outras receitas (despesas) operacionais	(1.091)	66
Resultado operacional	(4.102)	(12.952)
Resultado não operacional		526
Lucro (prejuízo) líquido do exercício	(4.102)	(12.426)

19.10 - RELATÓRIO DE DESEMPENHO

Controlada/Coligada : CSN PANAMA, S.A.

19.10 - RELATÓRIO DE DESEMPENHO

Controlada/Coligada : CSN ENERGIA S.A.

Histórico

A CSN Energia foi constituída em 27 de outubro de 1999, tendo como principal atividade geração, transmissão e distribuição de energia elétrica.

O capital social da CSN Energia, em 31 de dezembro de 2001, era de R$1.000,00 totalmente subscrito e integralizado e dividido em 1.000 ações ordinárias e nominativas.

Demonstrações Financeiras Selecionadas (em milhares de reais)

Balanço Patrimonial

Ativo

	31 de dezembro de	
	2000	2001
Circulante	22.356	494.383
Permanente	25	25
Investimentos		
Diferido	25	25
Total	22.381	494.408

Passivo

	31 de dezembro de	
	2000	2001
Circulante	10.237	287.849
Exigível a longo prazo	25	
Participação da CSN no consolidado		44.286
Patrimônio líquido	12.119	162.273
Capital social integralizado	1	1
Reserva de lucros	795	795
Lucros (prejuízos) acumulados	11.323	161.477
Total	22.381	494.408

Demonstração do resultado

	31 de dezembro de	
	2000	2001
Receita líquida		545.202
Custos dos produtos vendidos		(119.895)
Resultado bruto	-	425.307
Outras receitas (despesas) operacionais	16.914	(1.795)
Resultado operacional	16.914	423.512
Receitas da intermediação financeira	73	(9.682)
Despesas da intermediação financeira	(52)	(771)
Resultado bruto da intermediação financeira	21	(10.453)
Resultado não operacional		(19.353)
Resultado antes da tributação sobre o lucro	16.935	393.706
Imposto de renda e contribuição social	(1.043)	(25.269)
Participação da CSN no consolidado		(173.939)
Lucro (prejuízo) líquido do exercício	15.892	194.498

19.10 - RELATÓRIO DE DESEMPENHO

Controlada/Coligada : CSN ENERGIA S.A.

19.10 - RELATÓRIO DE DESEMPENHO

Controlada/Coligada : CSN PARTICIPAÇÕES ENERGÉTICAS S.A.

Histórico

A CSN Participações Energéticas foi constituída em 8 de novembro de 1999, tendo como principal atividade participações societárias em outras empresas.

O capital social da CSN Participações Energéticas, em 31 de dezembro 2001, era de R$1.000,00, totalmente subscrito e integralizado e dividido em 1.000 ações ordinárias e nominativas.

Demonstrações Financeiras Selecionadas (em milhares de reais)

Balanço Patrimonial

Ativo	31 de dezembro de 2000	31 de dezembro de 2001
Circulante	1	1
Permanente	14	16
Investimentos		
Imobilizado		
Diferido	14	16
Total	15	17

Passivo	31 de dezembro de 2000	31 de dezembro de 2001
Circulante		16
Exigível a longo prazo	14	
Patrimônio líquido	1	1
Capital social integralizado	1	1
Reserva de lucros		
Lucros (prejuízos) acumulados		
Total	15	17

Demonstração do resultado	31 de dezembro de 2000	31 de dezembro de 2001
Receita líquida		
Custos dos produtos vendidos		
Resultado bruto		
Outras receitas (despesas) operacionais		
Resultado operacional		
Receitas da intermediação financeira		
Despesas da intermediação financeira		
Resultado bruto da intermediação financeira		
Resultado operacional		
Resultado não operacional		
Imposto de renda e contribuição social		
Lucro (prejuízo) líquido do exercício		

19.10 - RELATÓRIO DE DESEMPENHO

Controlada/Coligada : CSN PARTICIPAÇÕES ENERGÉTICAS S.A.

19.10 - RELATÓRIO DE DESEMPENHO

Controlada/Coligada : CSN I S.A.

Histórico

A CSN I foi constituída em 24 de agosto de 2000, tendo como principal atividade siderurgia.

O capital social da CSN I, em 31 de dezembro de 2001, era de R$1.800,00, totalmente subscrito e integralizado e dividido em 1.800 ações nominativas, sendo 600 ordinárias, 600 preferenciais da Classe A e 600 preferenciais da Classe B..

Em 31 de dezembro de 2001, o ativo total da CSN I era de R$ 2.000.

Demonstrações Financeiras selecionadas(em milhares de reais)
Balanço Patrimonial

Ativo	31 de dezembro de	
	2000	2001
Circulante	2	2
Total	2	2

Passivo	31 de dezembro de	
	2000	2001
Circulante	2	2
Total	2	2

Demonstração do resultado	31 de dezembro de	
	2000	2001
Outras receitas (despesas) operacionais		
Resultado operacional		
Resultado não operacional		
Lucro (prejuízo) líquido do exercício		

19.10 - RELATÓRIO DE DESEMPENHO

Controlada/Coligada : CSN I S.A.

19.10 - RELATÓRIO DE DESEMPENHO

Controlada/Coligada : GALVASUD S.A.

Histórico

A GalvaSud foi constituída em 26 de maio de 1998, tendo como principal atividade prestação de serviços siderúrgicos.

O capital social da GalvaSud, em 31 de dezembro de 2001, era de R$126.540.946,87 subscritos e integralizados. O capital da GalvaSud é dividido em 126.540.976 ações, todas ordinárias e nominativas.

Demonstrações Financeiras Selecionadas (em milhares de reais)

Balanço Patrimonial

Ativo	31 de outubro de 2000	31 de dezembro de 2001
Circulante	45.951	90.350
Realizável a longo prazo	4	11.562
Permanente	293.222	374.301
Imobilizado	280.340	322.192
Diferido	12.882	52.109
Total	339.177	476.213

Passivo	31 de outubro de 2000	31 de dezembro de 2001
Circulante	35.395	59.765
Exigível a longo prazo	219.819	332.285
Patrimônio liquido	83.963	84.163
Capital social integralizado	83.963	126.541
Lucros (prejuízos) acumulados		(42.378)
Total	339.177	476.213

Demonstração do resultado	31 de outubro de 2000	31 de dezembro de 2001
Receita liquida		100.462
Custos dos produtos vendidos		(86.915)
Resultado bruto	-	13.547
Outras receitas (despesas) operacionais		(30.024)
Resultado operacional	-	(16.477)
Receitas da intermediação financeira		8.374
Despesas da intermediação financeira		(30.576)
Resultado bruto da intermediação financeira	-	(22.202)
Participação nos resultados de controladas		
Resultado não operacional		58
Resultado antes da tributação sobre o lucro	-	(38.621)
Imposto de renda e contribuição social	(1.043)	(3.757)
Lucro (prejuízo) liquido do exercício	(1.043)	(42.378)

19.10 - RELATÓRIO DE DESEMPENHO

Controlada/Coligada : GALVASUD S.A.

19.10 - RELATÓRIO DE DESEMPENHO

Controlada/Coligada : NORDESTE ENERGIA PARTICIPAÇÕES S.A.

Histórico

A Nepar foi constituída em 27 de julho de 1998, tendo como principal atividade a participação em outras sociedades. No momento encontra-se com suas atividades paralisadas.

O capital social da Nepar, em 31 de dezembro de 2001, era de R$1.000.000,00, totalmente subscrito e integralizado e dividido em 1.000.000 ações ordinárias e nominativas.

19.10 - RELATÓRIO DE DESEMPENHO

Controlada/Coligada : NORDESTE ENERGIA PARTICIPAÇÕES S.A.

19.10 - RELATÓRIO DE DESEMPENHO

Controlada/Coligada : SEPETIBA TECON S.A.

Histórico

A Tecon foi constituída em 18 de fevereiro de 1998, tendo como principal atividade serviços portuários.

O capital social da Tecon, em 31 de dezembro de 2001, era de R$39.129.585,00, totalmente subscrito e integralizado e dividido em 39.126.930 ações, todas ordinárias e nominativas.

Demonstrações Financeiras Selecionadas (em milhares de reais)

Balanço Patrimonial

Ativo	31 de dezembro de	
	2000	2001
Circulante	11.054	39.431
Realizável a longo prazo	40.347	38.310
Permanente	66.049	114.818
Investimentos		
Imobilizado	45.148	84.819
Diferido	20.901	29.999
Total	117.450	192.559

Passivo	31 de dezembro de	
	2000	2001
Circulante	3.964	10.893
Exigível a longo prazo	74.356	146.878
Patrimônio líquido	39.130	34.788
Capital social integralizado	39.130	39.130
Lucros (prejuízos) acumulados		(4.342)
Total	117.450	192.559

Demonstração do resultado	31 de dezembro de	
	2000	2001
Receita líquida		6.181
Custos dos produtos vendidos		(6.051)
Resultado bruto	-	130
Outras receitas (despesas) operacionais		1.691
Resultado operacional	-	1.821
Receitas da intermediação financeira		486
Despesas da intermediação financeira		(6.649)
Resultado bruto da intermediação financeira	-	(6.163)
Participação nos resultados de controladas		
Resultado não operacional		
Resultado antes da tributação sobre o lucro	-	(4.342)
Lucro (prejuízo) líquido do exercício	-	(4.342)

19.10 - RELATÓRIO DE DESEMPENHO

Controlada/Coligada : SEPETIBA TECON S.A.

19.10 - RELATÓRIO DE DESEMPENHO

Controlada/Coligada : COMPANHIA FERROVIÁRIA DO NORDESTE-CFN

Histórico

A CFN foi constituída em 27 de novembro de 1997, tendo como principal atividade a prestação de transportes ferroviários.

O capital social da CFN, em 31 de dezembro de 2001, era de R$10.200.000,00, totalmente subscrito e integralizado e dividido em 10.200.000 ações, todas ordinárias e nominativas.

Demonstrações Financeiras Selecionadas (em milhares de reais)

Balanço Patrimonial

Ativo	31 de dezembro de	
	2000	2001
Circulante	7.734	5.799
Realizável a longo prazo	4.812	7.382
Permanente	37.764	31.225
Imobilizado	31.184	26.218
Diferido	6.580	5.007
Passivo a descoberto e recursos p/aumento de c	1.666	11.231
Capital social realizado	(10.200)	(10.200)
Prejuízos acumulados	78.007	121.623
Total do passivo descoberto	67.807	111.423
Recursos para aumento de capital	(66.141)	(100.192)
Total	51.976	55.637

Passivo	31 de dezembro de	
	2000	2001
Circulante	39.659	37.656
Exigível a longo prazo	12.317	3.409
Resultado de exercícios futuros		14.572
Total	51.976	55.637

Demonstração do resultado	31 de dezembro de	
	2000	2001
Receita líquida	17.949	19.178
Custos dos produtos vendidos	(27.224)	(28.512)
Resultado bruto	(9.275)	(9.334)
Outras receitas (despesas) operacionais		(17.238)
Resultado operacional	(9.275)	(26.572)
Receitas da intermediação financeira		
Despesas da intermediação financeira	(13.355)	(6.276)
Resultado bruto da intermediação financeira	(13.355)	(6.276)
Participação nos resultados de controladas		
Resultado não operacional		(11)
Resultado antes da tributação sobre o lucro	(22.630)	(32.859)
Lucro (prejuízo) líquido do exercício	(22.630)	(32.859)

19.10 - RELATÓRIO DE DESEMPENHO

Controlada/Coligada : COMPANHIA FERROVIÁRIA DO NORDESTE-CFN

19.10 - RELATÓRIO DE DESEMPENHO

Controlada/Coligada : FERROVIA CENTRO ATLÂNTICA - FCA

Histórico

A FCA foi constituída em 28 de junho de 1996, tendo como principal atividade serviços de transporte ferroviário de carga.

O capital social da FCA, em 31 de dezembro de 2001, era de R$126.960.000,00, totalmente subscrito e integralizado e dividido em 66.590.000 ações ordinárias e 66.665.012 preferenciais, todas nominativas, sem valor nominal

Demonstrações Financeiras Selecionadas (em milhares de reais)

Balanço Patrimonial

Ativo	31 de dezembro de	
	2000	2001
Circulante	117.626	70.572
Realizável a longo prazo	134.940	280.839
Permanente	273.505	382.266
Investimentos	9.123	7.806
Imobilizado	237.736	353.920
Diferido	26.646	20.540
Total	526.071	733.677

Passivo	31 de dezembro de	
	2000	2001
Circulante	91.913	127.319
Exigível a longo prazo	519.888	812.159
Resultados futuros	14.040	7.768
Patrimônio líquido	(99.770)	(213.569)
Capital social integralizado	126.960	126.960
Lucros (prejuízos) acumulados	(226.730)	(340.529)
Total	526.071	733.677

Demonstração do resultado	31 de dezembro de	
	2000	2001
Receita líquida	213.419	247.902
Custos dos produtos vendidos	(172.778)	(191.071)
Resultado bruto	40.641	56.831
Outras receitas (despesas) operacionais	(57.413)	(71.771)
Resultado operacional	(16.772)	(14.940)
Receitas da intermediação financeira	1.506	924
Despesas da intermediação financeira	(60.665)	(102.810)
Resultado bruto da intermediação financeira	(59.159)	(101.886)
Participação nos resultados de controladas	(1.209)	(1.410)
Resultado operacional	(77.140)	(118.236)
Resultado não operacional	2.607	4.437
Resultado antes da tributação sobre o lucro	(74.533)	(113.799)
Lucro (prejuízo) líquido do exercício	(74.533)	(113.799)

19.10 - RELATÓRIO DE DESEMPENHO

Controlada/Coligada : FERROVIA CENTRO ATLÂNTICA - FCA

19.10 - RELATÓRIO DE DESEMPENHO

Controlada/Coligada : MRS LOGÍSTICA S.A.

Histórico

A MRS é uma sociedade anônima de capital aberto, com sede na cidade do Rio de Janeiro, Estado do Rio de Janeiro, na Praia de Botafogo 228, conjunto 1201E, constituída em agosto de 1996. A MRS foi constituída como sociedade de capital fechado, porém, atendendo às disposições do Edital PNDA/A-5/RFFSA, obteve, em 13 de novembro de 1998, após as necessárias alterações e consolidacão do seu Estatuto Social, o seu registro de Companhia Aberta na CVM, estando autorizada a negociação dos seus valores mobiliários no mercado de balcão organizado, administrado pela Sociedade Operadora de Mercado de ativos S.A. ("SOMA"). Completadas as formalidades indispensáveis, desde 18 de dezembro de 1998 tornou-se possível realizar a negociação de valores mobiliários da MRS no aludido mercado de balcão organizado.

O capital social da MRS, em 31 de dezembro de 2001, era de R$315.300.000,00 totalmente subscrito e integralizado, dividido em 340.000.000 de ações escriturais, sem valor nominal, sendo (i) 188.332.666 ordinárias; (ii) 82.076.174 preferenciais classe A; e (iii) 69.591.160 preferenciais classe B.

Demonstrações Financeiras Selecionadas (em milhares de reais)

Balanço Patrimonial

Ativo	31 de dezembro de	
	2000	2001
Circulante	253.248	341.223
Realizável a longo prazo	294.627	730.514
Permanente	541.630	616.271
Imobilizado	335.966	381.860
Diferido	205.664	234.411
Total	1.089.505	1.688.008

Passivo	31 de dezembro de	
	2000	2001
Circulante	256.606	347.386
Exigível a longo prazo	635.132	1.304.248
Patrimônio líquido	197.767	36.374
Capital social integralizado	315.300	315.300
Lucros (prejuízos)acumulados	(117.533)	(278.926)
Total	1.089.505	1.688.008

Demonstração do resultado	31 de dezembro de	
	2000	2001
Receita líquida	542.590	602.501
Custos dos produtos vendidos	(399.283)	(342.482)
Resultado bruto	143.307	260.019
Outras receitas (despesas) operacionais	(186.207)	(146.614)
Resultado operacional	(42.900)	113.405
Receitas da intermediação financeira		69.433
Despesas da intermediação financeira		(344.197)
Resultado bruto da intermediação financeira	-	(274.764)
Participação nos resultados de controladas		
Resultado não operacional		(153)
Resultado antes da tributação sobre o lucro	(42.900)	(161.512)
Imposto de renda e contribuição social	-	119
Lucro (prejuízo) líquido do exercício	(42.900)	(161.393)

19.10 - RELATÓRIO DE DESEMPENHO

Controlada/Coligada : MRS LOGÍSTICA S.A.

19.10 - RELATÓRIO DE DESEMPENHO

Controlada/Coligada : ITÁ ENERGÉTICA S.A.

O Conselho de Administração decidiu alienar a participação acionária na Itá Energética, considerando que existem evidências formais de que a venda se realizará num futuro próximo.

O saldo do investimento foi transferido para o ativo realizável a longo prazo em 31 de dezembro de 2001.

20.01 - DESCRIÇÃO DAS INFORMAÇÕES ALTERADAS

Quadro 01 – Composição Atual do Conselho de Administração e Diretoria

Excluímos o item 7 – Paulo Guilherme Aguiar Cunha , do Conselho de Administração

Quadro 02 – Experiência Profissional e Formação Acadêmica de Cada Conselheiro e Diretor

Incluímos o nome de Fernando Perrone na Diretoria Executiva.

Quadro 14.01 – Projeções Empresariais e/ou Resultados:

Incluímos as informações relativas aos lucros acumulados e destinação dos resultados de dezembro de 2001.

Quadro 14.02 – Informações recomendáveis, mas não obrigatórias

Incluímos as informações referente as empresas Cia. Metalic Nordeste e Corus.

Quadro 14.03 – Outras Informações Consideradas Importantes para Melhor Entendimento da Companhia

Incluímos as Demonstrações Financeiras Consolidadas Condensadas em 31 de dezembro de 2001 e o Relatório dos Auditores Independentes.

Reapresentação Espontânea

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

ÍNDICE

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

ÍNDICE

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned , thereunto duly authorized.

Companhia Siderúrgica Nacional

By: ______________________________
Name: Otávio de Garcia Lazcano
Title: Principal Financial Officer

Dated: September 25, 2002